UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 13, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

For Immediate Release:	May 13, 2011

Financial Statements for Fiscal 2010 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Representative:	Name:	Takashi Tsukamoto	Ordinary General Meeting of Shareholders (scheduled):	June 21, 2011
	Title:	President & CEO	Filing of Yuka Shoken Hokokusho to the Kanto Local
For Inquiry:	Name:	Hisaaki Hirama	Finance Bureau (scheduled):	June 22, 2011
	Title:	General Manager, Accounting	Commencement of Dividend Payment (scheduled):	June 21, 2011
	Phone:	+81-3-5224-2030	Trading Accounts:	Established
			Supplementary Materials on Quarterly Results:	Attached
			IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2010 (for the fiscal year ended March 31, 2011)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2010	2,716,791	(3.5)	588,498	79.8	413,228	72.6
Fiscal 2009	2,817,625	(19.8)	327,127	—	239,404	—

Note:	Comprehensive Income: Fiscal 2010: ¥266,668 million, (75.4)%; Fiscal 2009: ¥1,084,479 million, -%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2010	20.47	19.27	11.7	0.3	21.6
Fiscal 2009	16.29	15.57	10.9	0.2	11.6

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2010: ¥(6,185) million; Fiscal 2009: ¥2,892 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
Fiscal 2010	160,812,006	6,623,999	2.6	177.53	15.30
Fiscal 2009	156,253,572	5,837,053	2.2	191.53	13.46

Reference:	Own Capital: As of March 31, 2011: ¥4,329,116 million; As of March 31, 2010: ¥3,513,050 million

Notes:	1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100
	2.	Consolidated Capital Adequacy Ratio (BIS) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).
	3.	Consolidated Capital Adequacy Ratio (BIS) as of March 31, 2011 is a preliminary figure.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2010	6,051,517	(1,667,457)	155,051	9,182,461
Fiscal 2009	13,432,719	(14,153,529)	231,801	4,678,783

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2009	—	0.00	—	8.00	8.00	123,880	49.1	5.4
Fiscal 2010	—	0.00	—	6.00	6.00	130,659	29.3	3.2
Fiscal 2011 (estimate)	—	3.00	—	3.00	6.00		28.9

Note: Please refer to Cash Dividends for Shareholders of Classified Stock (unlisted) mentioned later, the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2011 (for the fiscal year ending March 31, 2012)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2011	—	—	—
Fiscal 2011	460,000	11.3	20.69

Note:	The number of shares of common stock used in the above calculation is based on the number of shares of common stock as of March 31, 2011.
It does not take into account any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock or any increase in the number of outstanding shares of common stock due to the result from turning three listed subsidiaries into wholly-owned subsidiaries by means of the share exchange announced on April 28, 2011.

Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Methods and Presentation of Consolidated Financial Statements

 Changes due to revisions of accounting standards, etc.: Yes

‚ Changes other than  above: No

(3) Issued Shares of Common Stock

 Year-end issued shares (including treasury stock):	As of March 31, 2011: As of March 31, 2010:	21,782,185,320 shares; 15,494,397,690 shares
‚ Year-end treasury stock:	As of March 31, 2011: As of March 31, 2010:	5,656,647 shares; 9,397,093 shares
ƒ Average number of outstanding shares:	Fiscal 2010: Fiscal 2009:	19,722,818,083 shares; 14,013,057,869 shares

(Reference) Non-Consolidated Financial Statements for Fiscal 2010

1. Financial Highlights for Fiscal 2010 (for the fiscal year ended March 31, 2011)

(1) Non-Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2010	46,422	37.3	26,748	91.2	18,757	—	18,511	447.6
Fiscal 2009	33,792	(92.3)	13,984	(96.6)	1,086	(99.7)	3,379	(99.1)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2010	0.46	0.45
Fiscal 2009	(0.54)	—

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2010	6,035,158	4,652,883	77.0	192.32
Fiscal 2009	5,225,971	4,011,146	76.7	223.59

Reference:	1. Own Capital: As of March 31, 2011: ¥4,651,097 million; As of March 31, 2010: ¥4,009,502 million
2. Maximum amount available for dividends:
As of March 31, 2011: ¥1,434,007 million; As of March 31, 2010: ¥1,549,745 million
(Note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

(Presentation of Implementation Status of Review Procedure)

The audit procedure of consolidated and non-consolidated financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share					Total Cash Dividends (Annual)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2009	—	0.00	—	20.00	20.00	9,985
Fiscal 2010	—	0.00	—	20.00	20.00	8,337
Fiscal 2011 (estimate)	—	10.00	—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2009	—	0.00	—	30.00	30.00	1,100
Fiscal 2010	—	0.00	—	30.00	30.00	1,100
Fiscal 2011 (estimate)	—	15.00	—	15.00	30.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Consolidated Results of Operations and Financial Conditions	p.1-3
	(1) Analysis of Results of Operations	p.1-3
	(2) Analysis of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2010 and Forecast Dividend Payment for Fiscal 2011	p.1-4

2.	Organization Structure of Mizuho Financial Group	p.1-5

3.	Management Policy	p.1-7
	(1) Principal Management Policy	p.1-7
	(2) Management’s Medium/Long-term Targets and Issues to be Resolved	p.1-7

4.	Consolidated Financial Statements and Others	p.1-11
	(1) Consolidated Balance Sheets	p.1-11
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-13
	(3) Consolidated Statements of Changes in Net Assets	p.1-16
	(4) Consolidated Statements of Cash Flows	p.1-19
	(5) Matters Related to the Assumption of Going Concern	p.1-21
	(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements	p.1-21
	(7) Changes of Fundamental and Important Matters for the Preparation of Consolidated Financial Statements	p.1-27
	(8) Additional Information	p.1-28
	(9) Notes	p.1-29
(Notes to Consolidated Balance Sheet)
(Notes to Consolidated Statement of Income)
(Notes to Consolidated Statement of Comprehensive Income)
(Notes to Consolidated Statement of Changes in Net Assets)
(Notes to Consolidated Statement of Cash Flows)
(Financial Instruments)
(Securities)
(Notes to Money Held in Trust)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

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Mizuho Financial Group, Inc.

5.	Non-Consolidated Financial Statements	p.1-57
	(1) Non-Consolidated Balance Sheets	p.1-57
	(2) Non-Consolidated Statements of Income	p.1-59
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-60
	(4) Note for the Assumption of Going Concern	p.1-61

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

A MHFG IR conference for institutional investors and analysts is scheduled for May 24, 2011 (Tuesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

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Mizuho Financial Group, Inc.

1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(Please refer to “Summary of Financial Results for Fiscal 2010” for more information.)

Mizuho Financial Group (the Group) would like to express its deepest and sincerest apologies to all of our customers and shareholders, and to everyone who has experienced any inconvenience caused by the computer system failures that occurred at Mizuho Bank, Ltd. (MHBK) in March 2011. Since the computer system failures occurred, the Group has been making every effort to restore the system to normal as soon as possible by mobilizing all available resources of the Group. In April of this year, in order to investigate the cause of the system failures and receive evaluations and suggestions about the validity of the plan for preventing a recurrence, MHBK established the “Special Investigating Committee on System Failures,” which is a third party committee comprised of independent outside experts and specialists. All of the officers and employees of the Group have been endeavoring together to their full extent to investigate the cause and immediately implement the plan for preventing a recurrence, with the aim of regaining customers’ trust.

(1) Analysis of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2011, there are indications of regional variations in the speed of the continuing recovery in the global economy which has been led by newly developing countries, and the risk remains of a slackening in the economy due to factors including the appreciation in commodity markets and the fiscal problems experienced by certain countries in Europe.

In the United States, recovery in the economy continues on the basis of steady capital investment together with positive trends in consumer spending, but with rising unemployment and so on there is a risk of a stalling in economic growth. In Europe, overall economic growth is stagnant, and there is a growing gap between the richer and the poorer countries, while there exist growing concerns about financial markets and real economy against the backdrop of the fiscal problems experienced by certain countries. In Asia, the increase in demand in the Chinese market has a knock-on effect in inducing an increase in exports and production activity in neighboring economies, and while the pace of growth is slowing, the region continues to maintain strong economic growth, although there are increasing concerns about inflation.

In Japan, despite the continuing appreciation of the value of the yen against other currencies and mild deflationary situation, positive growth in the economy has been maintained as represented by continuous improvement of corporate profits and recovery of personal consumption resulting from the improvement of the foreign economic environment and the effect of various stimulus programs. Nevertheless, due to the impact of the Great Eastern Japan Earthquake, constraints to production activities and a sharp decline in personal consumption seem to be inevitable at least in the short term. As for the future direction of the economy, while there are boosting factors such as the rebound of exports and the growing demands for restoring damaged capital assets, there are also several causes for concern, such as electricity shortages in summer, a slowing in economies abroad and a prolonged slump in personal consumption, and thus the risk remains for these factors to serve as a drag on economic growth.

Under the foregoing business environment, we recorded Net Income of ¥413.2 billion for fiscal 2010.

As for earnings estimates for fiscal 2011, we estimate Ordinary Profits of ¥660.0 billion and Net Income of ¥460.0 billion on a consolidated basis.

(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2011 amounted to ¥160,812.0 billion, increasing by ¥4,558.4 billion from the end of the previous fiscal year, mainly due to increases in Cash and Due from Banks.

Securities were ¥44,782.0 billion, increasing by ¥1,685.6 billion from the end of the previous fiscal year.

The balance of Loans and Bills Discounted amounted to ¥62,777.7 billion, increasing by ¥613.1 billion from the end of the previous fiscal year.

Deposits amounted to ¥79,233.9 billion, increasing by ¥2,894.1 billion from the end of the previous fiscal year.

Net Assets amounted to ¥6,623.9 billion, increasing by ¥786.9 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥4,248.2 billion, Accumulated Other Comprehensive Income was ¥80.9 billion and Minority Interests was ¥2,292.1 billion.

Net Cash Provided in Operating Activities was ¥6,051.5 billion mainly due to increased Borrowed Money (excluding subordinated Borrowed Money). Net Cash Provided (Used in) by Investing Activities was ¥(1,667.4) billion mainly due to acquisition of securities, and Net Cash Provided in Financing Activities was ¥155.0 billion mainly due to issuance of common stock.

As a result, Cash and Cash Equivalents as of March 31, 2011 was ¥9,182.4 billion.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 15.30% (preliminary).

	March 31, 2009	March 31, 2010	March 31, 2011
Basel II	10.53%	13.46%	15.30%

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Mizuho Financial Group, Inc.

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2010 and Forecast Dividend Payment for Fiscal 2011

We continue to pursue “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy and have been placing a higher priority on “strengthening of stable capital base,” considering global discussions about capital adequacy and the uncertainty of economic and market trends.

Based on this policy, in consideration of our consolidated financial results, we plan to make cash dividend payments of ¥6 per share of common stock for the fiscal year ending March 31, 2011 as previously announced.

We also propose making dividend payments on preferred stock as prescribed (i.e., a cash dividend of ¥20 per share for the Eleventh Series Class XI Preferred Stock and a cash dividend of ¥30 per share for the Thirteenth Series Class XIII Preferred Stock).

As for the dividend forecast of common stock for fiscal 2011, in the present circumstances of a heightened awareness of the importance of financial institutions’ capital adequacy, we continue to consider the balance between “strengthening of stable capital base” and “steady returns to shareholders”. From this standpoint, we plan to make cash dividend payments of ¥6 per share of common stock. As for the dividend forecast of preferred stock for fiscal 2011, we plan to make cash dividend payments as prescribed. We have continued to make cash dividend payments only at the end of the period, however we intend to make cash dividend payments at the interim period commencing from the fiscal year ending March 31, 2012 to return profits to shareholders in a more timely way.

(Dividends Estimates for Fiscal 2011)

Common Stock	Cash Dividends per Share	¥6
	Interim Dividends	¥3

Eleventh Series Class XI	Cash Dividends per Share	¥20
	Interim Dividends	¥10

Thirteenth Series Class XIII	Cash Dividends per Share	¥30
	Interim Dividends	¥15

The above dividend estimate is based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

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Mizuho Financial Group, Inc.

2. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking business, together with securities business, trust and asset management business, among others.

(as of March 31, 2011)

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following companies are listed on domestic stock exchanges:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Mizuho Securities Co., Ltd.	Chiyoda-Ku, Tokyo	Securities Business	59.5 59.5	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	74.9 0.4	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)

Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 66.8	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Orient Corporation	Chiyoda-Ku, Tokyo	Credit Business	25.7 25.7	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (Second Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

Regarding the computer system failures that occurred at MHBK in March 2011, the Group will endeavor together to their full extent in preventing a recurrence through thorough investigations into the cause of the computer system failures, also by comprehensively reviewing the investigation report provided by the “Special Investigating Committee on System Failures,” which is the third party committee comprised of outside experts and specialists, and will, as a whole, strive to regain customers’ trust in the Group.

Since the announcement of the Transformation Program as the Medium-term Management Policy of the Group in May 2010, the Group has promoted a policy to enhance profitability, financial base and front-line business capabilities of the Group through a fundamental review of those areas in an aim to respond promptly and appropriately to a new business environment while the Group practices its “customer first policy”.

By promoting the Transformation Program, which consists of the three pillars of Program for Improving Profitability, Program for Enhancing Financial Base, and Program for Strengthening Front-line Business Capabilities, the Group aims to become the financial institution most trusted by customers.

With respect to capital management, the strengthening of their capital bases has become increasingly important for financial institutions as reform of global capital regulations is currently being conducted.

The Group will, through the steady implementation of the Transformation Program, continuously strive to further strengthen its financial base mainly by accumulating retained earnings through improved profitability, and improving asset efficiency.

The Group companies will strengthen profitability by providing superior financial services to their customers through the use of their respective strengths and the promotion of mutual collaboration within the Group.

For the purpose of integrating Group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program, in April 2011, the respective share exchange agreements were entered whereby (i) MHTB has been turned into the wholly-owned subsidiary of MHFG, (ii) MHSC has been turned into the wholly-owned subsidiary of MHCB, and (iii) MHIS has been turned into the wholly-owned subsidiary of MHBK (the “Transactions”).

Through the Transactions, the Group aims to (i) ensure a prompt decision making process and flexibility of strategies and establish a Group management structure that can respond with greater flexibility to the changes in the extended business environment, etc., (ii) further enhance its comprehensive financial services capabilities and reinforce Group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of Group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

In respect of the securities business, the Group will consider the integration of MHSC and MHIS by merger or other methods after the completion of the Transactions in order to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the Group’s full-line securities company.

In carrying out further facilitated financing, the Group is constantly aware of its social responsibilities and the importance of its public mission as a financial institution, and will make efforts to facilitate financing uniformly through the Group companies in response to the extended “Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Size Enterprises, etc.” and in compliance with the purpose of the guidelines for supervision of Financial Services Agency issued in April 2011, concerning the “Concrete Roles Which Financial Institutions Should Play to Demonstrate the Consulting Function”.

Considering the severity and scope of the damage caused by the Great Eastern Japan Earthquake to the national economy and life, also pursuant to its social responsibilities and its public mission as a financial institution, the Group will exert its utmost efforts to support the swift customer recovery and reconstruction of the affected industries and areas.

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Mizuho Financial Group, Inc.

[Business Strategy]

(Please refer to “Management Structure of Mizuho Financial Group, Inc.” on page 1-10.)

(Global Corporate Group)

Aiming to be a “top corporate finance provider,” MHCB will continuously strengthen its profitability by mainly focusing on its strategic business fields, and continuously differentiate from, and establish a superior position over, its competitors by providing a swift response such as predictive sign monitoring, and a strategic response to changes in the environment. In particular, MHCB will further strengthen its profitability through the allocation of management resources to its businesses in Asia and in other areas that MHCB mainly intends to improve. In addition, MHCB will further reinforce the framework for improving its ability to offer financial solutions to domestic customers and will promote collaboration with the Group companies. MHCB will also, through the collaboration with MHSC and enhanced management administration, further promote the formulation of the global strategy for securities transactions and the improvement of the operation system. Moreover, MHCB will improve its management administration regime, including the improvement of portfolio management.

In aiming towards the swift recovery of its customers and reconstruction of the industries and areas affected by the Great Eastern Japan Earthquake, MHCB is aware of the significance of being a driver of industrial finance, and will, through the recovery process, positively and voluntarily become involved therein. MHCB will also contribute to the structural conversion in the industries and regions and the economic revitalization as well as responding to the demand for reconstruction funds.

MHSC employs two main business strategies: “implementing a profit model centered on the business with customers” and “creating a management structure that is highly responsive to environmental changes”, and, through the maximization of the effects of the collaborations between the banking and securities, MHSC will improve customer services and its product development capabilities.

Through the aforementioned measures, Global Corporate Group will make efforts to provide, not only the high-quality solutions of the banking and securities businesses, but also the financial services that are most suited to their needs, for which the financial functions of the Group will be fully utilized.

(Global Retail Group)

MHBK will return to its original starting point as a commercial bank, and will establish a medium-to-long-term relationship of trust with customers, including “individual customers”, “small- and medium-sized enterprises, middle market corporations, and their management”, based on its philosophy of “putting customers first”.

In the individuals market, MHBK will implement sophisticated measures to meet the needs of its customers and to match the nature of markets while it reinforces the collaboration among the Group companies.

In the corporate market, MHBK will actively provide customers with smooth financing and optimum solutions while it conducts careful credit controls. MHBK will respond to more diversified and sophisticated needs of its customers by expanding points of contact with customers, and by reinforcing its collaboration with the Group companies and leveraging the full resources of the Group.

MHBK will strive to become involved in assisting in the recovery efforts in the areas affected by the Great Eastern Japan Earthquake, including financially supporting the customers’ businesses and lives to the fullest extent and voluntarily getting involved in the reconstruction of the affected areas as a financial institution with a number of local branches and offices located in those areas.

MHBK will continue to strengthen its compliance, customer protection, and security to ensure that its customers will be able to carry out their transactions without worries.

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Mizuho Financial Group, Inc.

(Global Asset & Wealth Management Group)

MHTB will make every effort to increase profits and to significantly broaden its customer base through the provision of sophisticated trust products and/or trust services to customers of the whole Group. In addition, MHTB will further devote management resources to areas in which MHTB specializes and in which MHTB will be able to demonstrate benefits of a trust business by selecting and concentrating on such area, while focusing on the general marketing functions of the trust business and further enhancing the collaboration among the Group companies. Also, MHTB will continue to focus on enhancing its internal controls, thereby strengthening compliance and customer protection in the process of enhancing the unification of the Group.

MHTB will exert its utmost efforts, as a trust bank, to assist the society and customers affected by the Great Eastern Japan Earthquake in their recovery and reconstruction efforts, and render assistance through its real estate business and trust function including real estate, etc., in addition to responding to the demand for reconstruction funds.

Mizuho Private Wealth Management Co., Ltd. will promote the further strengthening of its owner-consulting capabilities through the full use of products and functions across the Group companies.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diverse needs of customers.

The Group will continue to establish a firm compliance structure and an advanced risk management regime, and will steadily pursue business strategies, in its efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group brand slogan, “Channel to Discovery.”

Also, the Group will work to fulfill its social responsibilities and public mission and further promote its corporate values by promoting CSR (corporate social responsibilities) activities, from the perspective of assisting the recovery from the Great Eastern Japan Earthquake, in addition to providing support for financial education and environmental efforts. Our shareholders’ continuing support would be greatly appreciated.

1-9

Mizuho Financial Group, Inc.

Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.

(as of March 31, 2011)

Mizuho Financial Group, Inc., Mizuho Corporate Bank, Ltd., and Mizuho Bank Ltd. signed a share exchange agreement, in April 2011, for turning Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Investors Securities Co., Ltd. into wholly-owned subsidiaries, respectively, on assumption that, among other things, the Share Exchange will have been approved at the relevant general meeting of shareholders, etc., and filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for the Share Exchange.
(the effective date of the Share Exchange: September 1, 2011)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation between the global corporate banking sector and the securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related company.

1-10

Mizuho Financial Group, Inc.

4. CONSOLIDATED FINANCIAL STATEMENTS AND OTHERS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2010	As of March 31, 2011
Assets
Cash and Due from Banks	¥5,211,477	*8	¥9,950,913
Call Loans and Bills Purchased	605,238		375,716
Receivables under Resale Agreements	7,129,676		7,467,309
Guarantee Deposits Paid under Securities Borrowing Transactions	5,744,901		6,541,512
Other Debt Purchased	2,040,445		1,667,808
Trading Assets	13,986,791	*2,*8	13,500,182
Money Held in Trust	119,438		122,267
Securities	43,096,460	*1,*2,*8,*16	44,782,067
Loans and Bills Discounted	62,164,579	*3,*4,*5,*6,*7,*8,*9	62,777,757
Foreign Exchange Assets	707,803	*7	977,465
Derivatives other than for Trading Assets	7,060,302		5,102,760
Other Assets	3,742,205	*8,*17	2,754,017
Tangible Fixed Assets	927,337	*8,*11,*12	947,986
Buildings	312,512		321,987
Land	470,185	*10	475,869
Lease Assets	9,734		14,922
Construction in Progress	22,420		28,777
Other Tangible Fixed Assets	112,485		106,430
Intangible Fixed Assets	427,278		442,922
Software	244,925		227,938
Goodwill	—		1,972
Lease Assets	2,325		3,197
Other Intangible Fixed Assets	180,027		209,813
Deferred Tax Assets	533,030		488,769
Customers’ Liabilities for Acceptances and Guarantees	3,643,706		3,673,339
Reserves for Possible Losses on Loans	(887,073)		(760,762)
Reserve for Possible Losses on Investments	(29)		(25)

Total Assets	¥156,253,572		¥160,812,006

1-11

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2010	As of March 31, 2011
Liabilities
Deposits	¥76,339,779	¥	*8		79,233,922
Negotiable Certificates of Deposit	10,287,808				9,650,236
Debentures	1,517,797				740,932
Call Money and Bills Sold	5,786,370		*8		5,095,412
Payables under Repurchase Agreements	12,075,802		*8		11,656,119
Guarantee Deposits Received under Securities Lending Transactions	6,615,512		*8		5,488,585
Commercial Paper	—				226,167
Trading Liabilities	7,579,695				7,652,811
Borrowed Money	9,663,867		*8,	*13	15,969,385
Foreign Exchange Liabilities	172,990				167,670
Short-term Bonds	492,397				585,497
Bonds and Notes	4,970,257		*14		5,110,947
Due to Trust Accounts	1,025,431				1,045,599
Derivatives other than for Trading Liabilities	6,614,116				4,599,579
Other Liabilities	3,376,769				3,053,136
Reserve for Bonus Payments	48,946				39,336
Reserve for Employee Retirement Benefits	34,263		*17		35,615
Reserve for Director and Corporate Auditor Retirement Benefits	2,112				2,239
Reserve for Possible Losses on Sales of Loans	15,258				420
Reserve for Contingencies	14,809				15,081
Reserve for Reimbursement of Deposits	14,748				15,229
Reserve for Reimbursement of Debentures	10,824				13,344
Reserves under Special Laws	2,149				1,382
Deferred Tax Liabilities	12,226				17,599
Deferred Tax Liabilities for Revaluation Reserve for Land	98,875		*10		98,415
Acceptances and Guarantees	3,643,706				3,673,339

Total Liabilities	150,416,519				154,188,007

Net Assets
Common Stock and Preferred Stock	1,805,565				2,181,375
Capital Surplus	552,135				937,680
Retained Earnings	854,703				1,132,351
Treasury Stock	(5,184)				(3,196)

Total Shareholders’ Equity	3,207,219				4,248,209

Valuation Difference on Available-for-Sale Securities	176,931				(21,648)
Deferred Gains or Losses on Hedges	83,093				68,769
Revaluation Reserve for Land	138,430		*10		137,707
Foreign Currency Translation Adjustment	(92,623)				(103,921)

Total Accumulated Other Comprehensive Income	305,831				80,906

Stock Acquisition Rights	2,301				2,754
Minority Interests	2,321,700				2,292,128

Total Net Assets	5,837,053				6,623,999

Total Liabilities and Net Assets	¥156,253,572	¥			160,812,006

1-12

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENTS OF INCOME]

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Ordinary Income	¥2,817,625	¥		2,716,791
Interest Income	1,571,994			1,457,687
Interest on Loans and Bills Discounted	1,047,718			900,011
Interest and Dividends on Securities	350,536			356,583
Interest on Call Loans and Bills Purchased	3,675			5,062
Interest on Receivables under Resale Agreements	34,292			38,975
Interest on Securities Borrowing Transactions	9,148			9,479
Interest on Due from Banks	10,214			10,940
Other Interest Income	116,408			136,633
Fiduciary Income	49,100			49,388
Fee and Commission Income	557,312			562,485
Trading Income	312,330			243,983
Other Operating Income	179,021			307,276
Other Ordinary Income	147,866		*1	95,970
Ordinary Expenses	2,490,498			2,128,292
Interest Expenses	420,287			348,242
Interest on Deposits	164,334			108,844
Interest on Negotiable Certificates of Deposit	29,779			24,267
Interest on Debentures	11,959			6,533
Interest on Call Money and Bills Sold	11,035			8,572
Interest on Payables under Repurchase Agreements	33,763			47,800
Interest on Securities Lending Transactions	11,693			14,089
Interest on Commercial Paper	—			121
Interest on Borrowed Money	36,023			30,616
Interest on Short-term Bonds	2,707			1,950
Interest on Bonds and Notes	98,308			83,299
Other Interest Expenses	20,682			22,146
Fee and Commission Expenses	91,271			95,693
Other Operating Expenses	161,584			143,596
General and Administrative Expenses	1,317,247			1,285,815
Other Ordinary Expenses	500,107			254,945
Provision for Reserves for Possible Losses on Loans	116,115			—
Other	383,991		*2	254,945

Ordinary Profits (Losses)	¥327,127	¥		588,498

1-13

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Extraordinary Gains	¥118,259		¥60,242
Gains on Disposition of Tangible Fixed Assets	3,063		96
Gains on Negative Goodwill Incurred	68,206		—
Gains on Reversal of Reserves for Possible Losses on Loans	—		20,325
Recovery on Written-off Claims	45,034		36,495
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	23		766
Other Extraordinary Gains	1,930		2,557

Extraordinary Losses	67,621		13,315
Losses on Disposition of Tangible Fixed Assets	8,898		4,917
Losses on Impairment of Fixed Assets	4,742		3,546
Other Extraordinary Losses	53,979	*3	4,852

Income (Loss) before Income Taxes and Minority Interests	377,765		635,425

Income Taxes:
Current	25,253		18,336
Refund of Income Taxes	(7,212)
Deferred	25,108		120,123
Total Income Taxes	43,148		138,460

Income before Minority Interests	334,617		496,965

Minority Interests in Net Income	95,212		83,736

Net Income (Loss)	¥239,404		¥413,228

1-14

Mizuho Financial Group, Inc.

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Income before Minority Interests	¥—		¥496,965
Other Comprehensive Income	—	*1	(230,296)
Valuation Difference on Available-for-Sale Securities	—		(204,201)
Deferred Gains or Losses on Hedges	—		(14,463)
Revaluation Reserve for Land	—		(21)
Foreign Currency Translation Adjustment	—		(11,953)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	—		344

Comprehensive Income	—	*2	266,668

Comprehensive Income Attributable to Owners of the Parent	—		189,005
Comprehensive Income Attributable to Minority Interests	—		77,663

1-15

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Shareholder’s Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,805,565
Changes during the period
Issuance of New Shares	264,600	375,810

Total Changes during the period	264,600	375,810

Balance as of the end of the period	1,805,565	2,181,375

Capital Surplus
Balance as of the end of the previous period	411,318	552,135
Changes during the period
Issuance of New Shares	271,729	385,544
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	(130,913)	—

Total Changes during the period	140,816	385,544

Balance as of the end of the period	552,135	937,680

Retained Earnings
Balance as of the end of the previous period	608,053	854,703
Changes during the period
Cash Dividends	(131,015)	(134,966)
Net Income (Loss)	239,404	413,228
Disposition of Treasury Stock	(662)	(1,314)
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	130,913	—
Transfer from Revaluation Reserve for Land, net of Taxes	8,010	701

Total Changes during the period	246,649	277,648

Balance as of the end of the period	854,703	1,132,351

Treasury Stock
Balance as of the end of the previous period	(6,218)	(5,184)
Changes during the period
Repurchase of Treasury Stock	(4)	(3)
Disposition of Treasury Stock	1,038	1,990

Total Changes during the period	1,033	1,987

Balance as of the end of the period	¥(5,184)	¥(3,196)

1-16

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Total Shareholders’ Equity
Balance as of the end of the previous period	¥2,554,119	¥3,207,219
Changes during the period
Issuance of New Shares	536,329	761,354
Cash Dividends	(131,015)	(134,966)
Net Income (Loss)	239,404	413,228
Repurchase of Treasury Stock	(4)	(3)
Disposition of Treasury Stock	376	675
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	8,010	701

Total Changes during the period	653,100	1,040,990

Balance as of the end of the period	3,207,219	4,248,209

Accumulated Other Comprehensive Income
Valuation Difference on Available-for-Sale Securities
Balance as of the end of the previous period	(519,574)	176,931
Changes during the period
Net Changes in Items other than Shareholders’ Equity	696,505	(198,579)

Total Changes during the period	696,505	(198,579)

Balance as of the end of the period	176,931	(21,648)

Deferred Gains or Losses on Hedges
Balance as of the end of the previous period	67,525	83,093
Changes during the period
Net Changes in Items other than Shareholders’ Equity	15,568	(14,324)

Total Changes during the period	15,568	(14,324)

Balance as of the end of the period	83,093	68,769

Revaluation Reserve for Land
Balance as of the end of the previous period	146,447	138,430
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(8,017)	(722)

Total Changes during the period	(8,017)	(722)

Balance as of the end of the period	138,430	137,707

Foreign Currency Translation Adjustment
Balance as of the end of the previous period	(114,765)	(92,623)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	22,141	(11,297)

Total Changes during the period	22,141	(11,297)

Balance as of the end of the period	¥(92,623)	¥(103,921)

1-17

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Total Accumulated Other Comprehensive Income
Balance as of the end of the previous period	¥(420,367)	¥305,831
Changes during the period
Net Changes in Items other than Shareholders’ Equity	726,199	(224,924)

Total Changes during the period	726,199	(224,924)

Balance as of the end of the period	305,831	80,906

Stock Acquisition Rights
Balance as of the end of the previous period	1,187	2,301
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,113	452

Total Changes during the period	1,113	452

Balance as of the end of the period	2,301	2,754

Minority Interests
Balance as of the end of the previous period	2,051,667	2,321,700
Changes during the period
Net Changes in Items other than Shareholders’ Equity	270,033	(29,572)

Total Changes during the period	270,033	(29,572)

Balance as of the end of the period	2,321,700	2,292,128

Total Net Assets
Balance as of the end of the previous period	4,186,606	5,837,053
Changes during the period
Issuance of New Shares	536,329	761,354
Cash Dividends	(131,015)	(134,966)
Net Income (Loss)	239,404	413,228
Repurchase of Treasury Stock	(4)	(3)
Disposition of Treasury Stock	376	675
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	8,010	701
Net Changes in Items other than Shareholders’ Equity	997,346	(254,044)

Total Changes during the period	1,650,446	786,946

Balance as of the end of the period	¥5,837,053	¥6,623,999

1-18

Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Cash Flow from Operating Activities
Income (Loss) before Income Taxes and Minority Interests	¥377,765	¥635,425
Depreciation	155,936	165,840
Losses on Impairment of Fixed Assets	4,742	3,546
Amortization of Goodwill	468	—
Gains on Negative Goodwill Incurred	(68,206)	—
Equity in Loss (Gain) from Investments in Affiliates	(2,892)	6,185
Increase (Decrease) in Reserves for Possible Losses on Loans	(6,395)	(117,749)
Increase (Decrease) in Reserve for Possible Losses on Investments	26	(3)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(13,422)	(14,167)
Increase (Decrease) in Reserve for Contingencies	(5,746)	272
Increase (Decrease) in Reserve for Bonus Payments	(1,611)	(7,493)
Increase (Decrease) in Reserve for Employee Retirement Benefits	2,083	1,457
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(325)	126
Increase (Decrease) in Reserve for Frequent Users Services	(12,555)	—
Increase (Decrease) in Reserve for Reimbursement of Deposits	1,143	480
Increase (Decrease) in Reserve for Reimbursement of Debentures	1,851	2,519
Interest Income—accrual basis	(1,571,994)	(1,457,687)
Interest Expenses—accrual basis	420,287	348,242
Losses (Gains) on Securities	(21,645)	(86,011)
Losses (Gains) on Money Held in Trust	202	28
Foreign Exchange Losses (Gains)—net	150,355	386,503
Losses (Gains) on Disposition of Fixed Assets	5,834	4,821
Losses (Gains) on Securities Contribution to Employees’ Retirement Benefits Trust	(6,731)	—
Decrease (Increase) in Trading Assets	445,550	179,713
Increase (Decrease) in Trading Liabilities	(1,021,020)	264,349
Decrease (Increase) in Derivatives other than for Trading Assets	796,198	1,869,501
Increase (Decrease) in Derivatives other than for Trading Liabilities	(937,759)	(1,922,481)
Decrease (Increase) in Loans and Bills Discounted	8,359,531	(1,241,644)
Increase (Decrease) in Deposits	(724,724)	3,440,653
Increase (Decrease) in Negotiable Certificates of Deposit	939,762	(487,805)
Increase (Decrease) in Debentures	(782,662)	(776,864)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	475,914	6,335,771
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	66,841	(405,202)
Decrease (Increase) in Call Loans, etc.	(988,952)	(332,420)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	906,356	(796,610)
Increase (Decrease) in Call Money, etc.	2,421,380	(255,529)
Increase (Decrease) in Commercial Paper	—	226,167
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	1,759,440	(1,126,927)
Decrease (Increase) in Foreign Exchange Assets	276,587	(291,489)
Increase (Decrease) in Foreign Exchange Liabilities	(418,117)	(5,083)
Increase (Decrease) in Short-term Bonds (Liabilities)	(15,587)	93,100
Increase (Decrease) in Bonds and Notes	478,718	563,711
Increase (Decrease) in Due to Trust Accounts	39,283	20,167
Interest and Dividend Income—cash basis	1,645,101	1,523,605
Interest Expenses—cash basis	(433,350)	(373,999)
Other—net	680,151	(296,250)

Subtotal	13,377,814	6,076,767

Cash Refunded (Paid) in Income Taxes	54,904	(25,249)

Net Cash Provided by (Used in) Operating Activities	13,432,719	6,051,517

1-19

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Cash Flow from Investing Activities
Payments for Purchase of Securities	(70,659,603)		(85,279,500)
Proceeds from Sale of Securities	46,046,866		71,215,909
Proceeds from Redemption of Securities	10,736,568		12,595,209
Payments for Increase in Money Held in Trust	(71,280)		(53,995)
Proceeds from Decrease in Money Held in Trust	32,580		51,080
Payments for Purchase of Tangible Fixed Assets	(135,502)		(75,803)
Payments for Purchase of Intangible Fixed Assets	(119,014)		(121,007)
Proceeds from Sale of Tangible Fixed Assets	15,449		362
Proceeds from Sale of Intangible Fixed Assets	0		9
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—		(2,012)
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	—		2,290
Proceeds from Sale of Equity of Consolidated Subsidiaries	406		—

Net Cash Provided by (Used in) Investing Activities	(14,153,529)		(1,667,457)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	12		—
Repayments of Subordinated Borrowed Money	(34,000)		(15,000)
Proceeds from Issuance of Subordinated Bonds	320,400		—
Payments for Redemption of Subordinated Bonds	(431,503)		(369,013)
Proceeds from Issuance of Common Stock	536,329		761,354
Proceeds from Investments by Minority Shareholders	238,198		1,697
Repayments to Minority Shareholders	(176,157)		—
Cash Dividends Paid	(130,297)		(133,925)
Cash Dividends Paid to Minority Shareholders	(91,180)		(90,062)
Payments for Repurchase of Treasury Stock	(4)		(3)
Proceeds from Sale of Treasury Stock	3		4

Net Cash Provided by (Used in) Financing Activities	231,801		155,051

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	2,341		(35,434)

Net Increase (Decrease) in Cash and Cash Equivalents	(486,665)		4,503,677

Cash and Cash Equivalents at the beginning of the fiscal year	5,048,671		4,678,783
Increase (Decrease) in Cash and Cash Equivalents Due to Merger of Consolidated Subsidiaries	116,777		—

Cash and Cash Equivalents at the end of the fiscal year	¥4,678,783	*1	¥9,182,461

1-20

Mizuho Financial Group, Inc.

(5) MATTERS RELATED TO THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(6) FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 152

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Eurekahedge Pte, Ltd. and 8 other companies were newly consolidated as a result of acquisition of the stocks and other factors.

During the period, Mizuho Corporate Bank (Germany) Aktiengesellschaft and 18 other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 22

Name of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

During the period, Orient Corporation and one other company were newly included in the scope of the equity method as a result of the exercise of the right to request acquisition of the preferred shares and other factors.

During the period, Mitoyo Securities Co., Ltd. was excluded from the scope of the equity method as a result of the sale of stocks.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains (Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

(Changes in Basis for Presentation and Principles of Preparation of Financial Statements)

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with this fiscal year.

This application does not affect the consolidated financial statements.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

The day before the last business day of June	7 companies
September 30	1 company
December 29	18 companies
December 31	59 companies
March 31	67 companies

b)	Consolidated subsidiaries with balance sheet dates of the day before the last business day of June and December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31. Consolidated subsidiaries with balance sheet dates of September 30 were consolidated based on their tentative financial statements as of and for the period ended the consolidated balance sheet date.

Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Special Purpose Entities Subject to Disclosure

a)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”), which are consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 23 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers.

The aggregate assets and aggregate liabilities of these 23 special purpose entities at their respective balance sheet dates amounted to ¥2,146,309 million and ¥2,145,260 million, respectively. MHBK, MHCB and MHTB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

b)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2011 are as follows:

As of March 31, 2011	Millions of yen
Loans	¥1,701,545
Credit and Liquidity Facilities	¥427,325

For the Fiscal Year ended March 31, 2011	Millions of yen
Interest Income on Loans	¥12,887
Fee and Commission Income, etc.	¥2,271

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Mizuho Financial Group, Inc.

5. STANDARDS OF ACCOUNTING METHOD

Amounts less than one million yen are rounded down.

1.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

2.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

3.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

4.	Depreciation

(1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	3 years to 50 years
Others:	2 years to 20 years

(2) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(3) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

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Mizuho Financial Group, Inc.

5.	Deferred Assets

(1) Stock issuance costs

Stock issuance costs are expensed as incurred.

(2) Bond issuance costs

Bond issuance costs are expensed as incurred.

(3) Debenture issuance costs

Debenture issuance costs are expensed as incurred.

(4) Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

6.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan. For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥416,313 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

7.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥721million.

8.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

9.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

13.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal by depositors and others.

14.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

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Mizuho Financial Group, Inc.

15.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

16.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

17.	Hedge Accounting

(1) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i) as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii) as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥16,874 million and ¥13,984 million, respectively.

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Mizuho Financial Group, Inc.

(2) Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

18.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

19.	Amortization Method of Goodwill and Amortization Period

Goodwill of Eurekahedge Pte, Ltd. is amortized over a period of 10 years under the straight-line method. The amount of other Goodwill is expensed as incurred since the amount has no material impact.

20.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

(7) CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(Changes of Accounting Method)

Accounting Standard for Asset Retirement Obligations

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with this fiscal year.

As a result, Income before Income Taxes and Minority Interests decreased by ¥3,081 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥6,555 million.

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Mizuho Financial Group, Inc.

(8) ADDITIONAL INFORMATION

Issuance of New Shares by the Spread Method

The spread method is adopted for the issuance of new shares (5,609,000 thousand shares) with a payment date of July 21, 2010. This is a method where the new shares are underwritten and purchased by the initial purchasers at the amount to be paid to MHFG (¥125.27 per share), and sold by the underwriters to the investors at an issue price (¥130.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the initial purchasers, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥26,530 million related to the issuance.

The amount equivalent to such underwriting fees of ¥9,734 million, recognized as profit by consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

Accounting Standard for Presentation of Comprehensive Income

Mizuho Financial Group has applied “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No. 25, June 30, 2010) beginning with this fiscal year. However, the amounts of “Accumulated Other Comprehensive Income” and “Total Accumulated Other Comprehensive Income” for the previous fiscal year are presented within the balances of “Valuation and Translation Adjustments” and “Total Valuation and Translation Adjustments.”

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Mizuho Financial Group, Inc.

(9) NOTES

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥209,145 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,198 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,428,034 million, the total of securities re-loaned was ¥18,741 million and securities neither repledged nor re-loaned was ¥1,961,545 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥46,116 million and Non-Accrual Delinquent Loans of ¥660,718 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥25,034 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥496,991 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,228,859 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry” (JICPA Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥734,051 million.

8.	The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥6,255,353 million
Securities:	¥18,571,019 million
Loans and Bills Discounted:	¥9,376,342 million
Other Assets:	¥19,815 million
Tangible Fixed Assets:	¥126 million

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Mizuho Financial Group, Inc.

The following liabilities were collateralized by the above assets:

Deposits:	¥824,972 million
Call Money and Bills Sold:	¥1,878,300 million
Payables under Repurchase Agreements:	¥4,608,710 million
Guarantee Deposits Received under Securities Lending Transactions:	¥4,628,424 million
Borrowed Money:	¥14,198,742 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥17,658 million, Trading Assets of ¥189,100 million and Securities of ¥2,363,237 million and Loans and Bills Discounted of ¥45,307 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates. Other Assets includes guarantee deposits of ¥106,814 million, collateral pledged for derivatives transactions of ¥247,600 million, margins for futures transactions of ¥33,492 million and other guarantee deposits of ¥35,782 million.

Rediscount of bills is conducted as financial transaction based on the JICPA Industry Audit Committee Report No. 24. As a result there was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥58,034,077 million. Of this amount, ¥51,102,222 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥160,512 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥799,355 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥37,126 million.

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Mizuho Financial Group, Inc.

13.	Borrowed Money includes subordinated borrowed money of ¥644,329 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥1,710,361 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥836,285 million and ¥383 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,032,321 million.

17.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,207,229)
Plan Assets (fair value)	1,215,987
Unfunded Retirement Benefit Obligations	8,757
Unrecognized Actuarial Differences	420,438
Net Amounts on Consolidated Balance Sheet	¥429,196
Prepaid Pension Cost	464,812
Reserve for Employee Retirement Benefits	(35,615)

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥54,712 million.

2.	Other within Other Ordinary Expenses includes losses on impairment (devaluation) of stocks of ¥94,420 million, losses on write-offs of loans of ¥71,659 million, and losses on sales of stocks of ¥29,006 million.

3.	Other Extraordinary Losses includes losses of ¥3,091 million at the beginning of the period due to the adoption of Accounting Standard for Asset Retirement Obligation described in “Changes of Fundamental and Important Matters for the Preparation of Consolidated Financial Statements” and Extraordinary depreciation of ¥1,761 million due to the shortening of depreciation period of the software

(NOTES TO CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME)

1.	Other Comprehensive Income for the previous fiscal year of 2010

Other Comprehensive Income	¥749,862 million
Valuation Difference on Available-for-Sale Securities	706,839 million
Deferred Gains or Losses on Hedges	15,205 million
Revaluation Reserve for Land	(6) million
Foreign Currency Translation Adjustment	21,265 million
Share of Other Comprehensive Income of Associated Accounted for Using Equity Method	6,558 million

2.	Comprehensive Income for the previous fiscal year of 2010

Comprehensive Income	¥1,084,479 million
Comprehensive Income Attributable to Owners of the parent	973,613 million
Comprehensive Income Attributable to Minority Interests	110,865 million

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2010	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2011	Remarks
Issued shares
Common stock	15,494,397	6,287,787	—	21,782,185	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	—	36,690

Total	16,445,839	6,287,787	—	22,733,627

Treasury stock
Common stock	9,397	21	3,761	5,656	*2
Eleventh Series Class XI Preferred Stock	415,471	82,395	—	497,866	*3

Total	424,868	82,416	3,761	503,522

*1.	Increases are due to request for acquisition (conversion) of preferred stock (287,787 thousand shares), capital increase by public offering (5,609,000 thousand shares), and capital increase by way of third-party allotment (391,000 thousand shares).
*2.	Increases are due to repurchase of shares constituting less than one unit, and decreases are due to exercise of stock acquisition rights (stock option) (3,760 thousand shares) and repurchase of shares constituting less than one unit (1thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)
				As of March 31, 2010	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2011	Balance as of March 31, 2011 (Millions of yen)	Remarks
MHFG	Stock acquisition rights		—	—	—	—	—	—
	(Treasury stock acquisition rights	)		(—)	(—)	(—)	(—)	(—)
	Stock acquisition rights as stock option							1,786
Consolidated subsidiaries								968
(Treasury stock acquisition rights)					—			(—)
Total					—			2,754
								(—)

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Mizuho Financial Group, Inc.

3. Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2011

	Resolution		Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 22, 2010		Common Stock	123,880	8	March 31, 2010
[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	9,985	20	March 31, 2010	June 22, 2010
			Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2010

	Total			134,966

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2011 and effective dates coming after the end of the fiscal year

	Resolution		Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	130,659	Retained Earnings	6	March 31, 2011
[	June 21, 2011	]	Eleventh Series Class XI Preferred Stock	8,337	Retained Earnings	20	March 31, 2011	June 21, 2011
	Ordinary General Meeting of Shareholders		Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30	March 31, 2011

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 21, 2011.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1. Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥9,950,913
Due from Banks excluding central banks	(768,452)

Cash and Cash Equivalents	¥9,182,461

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Mizuho Financial Group, Inc.

(FINANCIAL INSTRUMENTS)

1.Matters relating to the conditions of financial instruments

(1) Policy on financial instruments

Mizuho Financial Group (MHFG), which primarily engages in banking business, incurs financial liabilities such as customer deposits and market deposits on the funding side while holding financial assets such as customer loans, stocks and bonds on the investment side, and also engages in trading business for certain financial products. Some subsidiaries conduct securities business and other financial business.

For above funding and investment business, MHFG appropriately manages risks of each financial instrument and carefully watches term-gaps and other risk factors.

(2) Contents and Risk of Financial Products

The main financial assets of the Mizuho group consist of loans to customers and securities such as Japanese stocks and government bonds. The Group holds these securities for the purpose of reserves for deposit payments reserves and as investments. These financial assets are subject to various types of risk that may be incurred by the Group due to a decline in, or total loss of, the value of assets, as a result of deterioration in a counterparty’s and an issuer’s financial position (“credit risk”), or incurred by the Group due to fluctuations in interest rates, stock prices and foreign exchange rates and so on (“market risk”).

The main financing source of the Mizuho group is a stable source of deposits from its customers in addition to direct funding from the financial market. These financing sources are subject to the risk of losses (“liquidity risk”) arising from funding difficulties due to market disruption or a deterioration in our financial position that makes it difficult for us to raise the necessary funds or that forces us to raise funds at significantly higher interest rates than usual.

In addition, the Mizuho group uses derivative financial products to control the interest rate risk related to the assets and liabilities of the Group, as part of our asset and liability management (“ALM”). The Group primarily utilizes the portfolio hedge by grouping numerous financial assets and liabilities such as loans and deposits into similar interest risk units in accordance with risk management policies. Some derivative products like interest rate swaps are used as hedging methods for cash-flow hedges or fair value hedges. The Group applies hedge accounting to the majority of these products, treating them as deferred hedges. The effectiveness of the hedges is assessed periodically by regression analysis and other methods to ensure whether the derivative financial products effectively work in order to offset the exposure to changes in fair value and variable cash flows from hedged items. It should be noted that the Mizuho Group uses derivative financial products for trading purposes and so on as well.

Progress in financial deregulation and internationalization has led to growth in the diversity and complexity of financial assets and liabilities of the Mizuho group, exposing the Group to various risks, including credit risk, liquidity risk and other risks.

(3) Risk Management for Financial Products

 Commitment to Risk Management

We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures.

We maintain basic policies for risk management established by our board of directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

‚ General Concept of Risk Management

We classify our risk exposures according to the various kinds of risk, including credit risk, market risk, liquidity risk and operational risk, and manage each type of risk according to its characteristics.

In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses to keep risk within limits that are managerially acceptable in both qualitative and quantitative terms.

More specifically, we allocate risk capital to our principal banking subsidiaries and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. To ensure the ongoing financial health of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the board of directors and other committees of each company.

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Mizuho Financial Group, Inc.

ƒ Credit Risk Management

We have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risk and respond appropriately.

Our board of directors determines the Mizuho group’s key matters pertaining to credit risk management. In addition, we have established the Portfolio Management Committee as one of its business policy committees. This committee of Mizuho Financial Group discusses and coordinates basic policy in connection with credit risk management and matters in connection with overall credit portfolio management and credit risk monitoring for the Mizuho group. Under the control of the Chief Risk Officer of Mizuho Financial Group, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“expected loss”) and the maximum loss within a certain confidence interval (“credit VAR”). The difference between expected loss and credit VAR is measured as the credit risk amount (“unexpected loss”). We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We manage these risks appropriately in line with our specific guidelines for each.

The board of directors of each of our principal banking subsidiaries and other core group companies determines key matters pertaining to credit risk in line with basic policies set forth by Mizuho Financial Group. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors.

The chief risk officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring. Each credit division determines policies and approves/disapproves individual transactions regarding review and management of and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition, from the standpoint of internal controls, each of our principal banking subsidiaries has also established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

„ Market Risk Management

The board of directors of Mizuho Financial Group determines key matters pertaining to market risk management policies. In addition, we have established the ALM & Market Risk Committee as one of its business policy committees. The committee broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes.

The Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations. The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. In addition, the division assesses and manages the overall market risk of the Mizuho group as a whole and keeps track of the market risk situation of our principal banking subsidiaries and other core group companies. The division also submits reports to the Chief Executive Officer on a daily basis and to our board of directors and the executive management committee of Mizuho Financial Group on a regular basis.

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To manage market risk, we set limits that correspond to risk capital allocations. The amount of risk capital allocated to market risk corresponds to VAR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VAR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

Our principal banking subsidiaries and certain other core group companies have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Based on a common Mizuho Group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

Our principal banking subsidiaries and certain other core group companies have the same market risk management structure as the Mizuho Financial Group, such as their business policy committees being responsible for overall discussion and coordination of the market risk management, including their ALM & market risk management committees.

In addition, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. This system enables them to achieve mutual checks and control over market operations.

When VAR is not adequate to control risk, the middle offices manage risk using additional risk indices such as 10 BPV (Basis Point Value), carry out stress tests and set stop loss limits as needed.

… Situation of Market Risk

i. Overview of Banking Activities

The following table shows the VaR figures relating to our banking activities for the fiscal year indicated:

(Billions of yen)
Fiscal year ended March 31, 2011
As of fiscal year end	211.3
Maximum	227.6
Minimum	137.8
Average	188.6

[Definition of Banking business]

The following transactions are categorized as banking business, with trading business and strategically-held equity being categorized separately.

(1)	Deposits and loans as well as related funding activities, and hedge against interest rate risk.

(2)	Equity (excluding strategically-held equity), bonds, investment trusts, etc. and hedges against related market risk.

The core deposit of liquid deposits is to be specified and incorporated into the measurement of market risk.

Banking business VAR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	VAR : the total amount of linear risk and non-linear risk;

•	confidence interval: one-tailed 99%;

•	holding period of one month; and

•	historical observation period of one year.

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Mizuho Financial Group, Inc.

ii. Trading business

The following table shows VAR figures of our trading activities for the fiscal year indicated:

(Billions of yen)
Fiscal year ended March 31, 2011
As of fiscal year end	3.6
Maximum	3.8
Minimum	2.2
Average	2.9

[Definition of trading activities]

(1)	Transactions held for the purpose of short-term resale.

(2)	Transactions held for the purpose of making a profit from price fluctuations over a short period as well as fixing a profit from arbitrage activities.

(3)	Deals that have both aspects of (1) and (2) above.

(4)	Deals held for broking business or market making business.

Trading business VAR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99%;

•	holding period of 1 trading day; and

•	historical observation period of one year.

iii. Strategic Equity Holding

We make the same market risk management based on VAR and risk indices for strategic equity holding portfolio as banking business and trading business.

The risk index of the strategic equity holding portfolio (sensitivity of the portfolio to a 1% change in TOPIX index ) is set as ¥25.7 billion for in fiscal year ended March 31,2011.

iv. Risk management using VAR

VAR is a commonly used market risk management technique with statistical assumptions to measure maximum possible loss in the market, which will be incurred to the holding portfolio in a certain period with some probability. It should be noted that in general VAR model has the following shortcomings:

•	VAR estimates could differ by assumptions of holding period, confidence interval level and approaches for the measurement.

•	VAR which is calculated based on historical data does not necessarily indicate an accurate future possible maximum loss .

•

VAR might underestimate the probability of extreme market movements when the market gets inactive as VAR assumes sales of holding portfolio and hedges in the market during the holding period for the calculation.

•	The use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

The variance co-variance model used as the measurement technique of VAR assumes that change in a market movement follows a normal distribution. Therefore, the model might underestimate the risk under the circumstance that the market is likely to move extremely beyond the assumption. The model might also underestimate the risk when the normal correlation assumption between interest rate and share price collapses under the circumstances when a rise in the interest rate and a deterioration of share price happen simultaneously.

We check the validity of the market risk measurement made by VAR approach periodically by the back-test which compares VAR with actual profit and loss. In addition to VAR, we make a wide variety of management and controls such as risk indices monitoring, implementation of stress tests, loss limit monitoring in order to make strict risk management by capturing carefully all risks, including what VAR approach is not able to cover.

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Mizuho Financial Group, Inc.

† Liquidity Risk Management

Our liquidity risk management structure is generally the same as the market risk management structure described above (“Item „ Market Risk Management”). However, the head of the Financial Control & Accounting Group of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the Chief Executive Officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the Chief Executive Officer. We have established classifications for the cash flow conditions affecting the Group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have constructed a system under which we will be able to respond smoothly in the event of emergency situations that affect our funding by establishing action plans.

(4) Supplementary explanation of matters relating to fair value of financial instruments and others

Fair values of financial instruments include the values based on market prices, and the values deemed as market prices obtained by the reasonable estimate when the financial instruments do not have market prices. Since certain assumptions and others are adopted for calculating such values, they may differ when adopting different assumptions and others.

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Mizuho Financial Group, Inc.

2. Matters relating to fair value of financial instruments and others

The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2011. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	9,950,144	9,950,144	—
(2) Call Loans and Bills Purchased (*1)	375,255	375,255	—
(3) Receivables under Resale Agreements	7,467,309	7,467,309	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	6,541,512	6,541,512	—
(5) Other Debt Purchased (*1)	1,667,151	1,665,020	(2,130)
(6) Trading Assets Trading Securities	9,497,860	9,497,860	—
(7) Money Held in Trust (*1)	122,233	122,233	—
(8) Securities
Bonds Held to Maturity	1,202,123	1,208,220	6,097
Other Securities	42,932,743	42,932,743	—
(9) Loans and Bills Discounted	62,777,757
Reserves for Possible Losses on Loans (*1)	(654,284)
	62,123,472	62,463,480	340,007

Total Assets	141,879,804	142,223,779	343,974

(1) Deposits	79,233,922	79,184,769	(49,153)
(2) Negotiable Certificates of Deposit	9,650,236	9,649,914	(322)
(3) Debentures	740,932	735,366	(5,566)
(4) Call Money and Bills Sold	5,095,412	5,095,412	—
(5) Payables under Repurchase Agreements	11,656,119	11,656,119	—
(6) Guarantee Deposits Received under Securities Lending Transactions	5,488,585	5,488,585	—
(7) Trading Liabilities Securities Sold, Not yet Purchased	4,249,792	4,249,792	—
(8) Borrowed Money	15,969,385	15,987,515	18,130
(9) Bonds and Notes	5,110,947	5,204,422	93,474

Total Liabilities	137,195,334	137,251,897	56,563

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	737,937
Derivative Transactions Qualifying for Hedge Accounting	238,832
Reserves for Derivative Transactions (*1)	(46,203)

Total Derivative Transactions	930,567	930,567	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets and Trading Liabilities and Other Assets and Other Liabilities are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis.

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(Note 1) Calculation method of fair value of financial instruments

Assets

(1) Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2) Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5) Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6) Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7) Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, stocks are based on the prices on stock exchanges, and bonds are based on the market prices and others. For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values. The notes to Money Held in Trust based on holding purpose are stated in “(Notes to Money Held in Trust).”

(8) Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value at the end of the current fiscal year. In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

With respect to the credit investments in securitization products made as an alternative to loans by the European, North American and other offices of domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included residential mortgage-backed securities, collateralized loan obligations, commercial mortgage-backed securities, and other asset backed securities.

The notes to Securities based on holding purpose are stated in “(Securities).”

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(9) Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the consolidated balance sheet amount as of the consolidated balance sheet date minus the present estimated amount of bad debts, and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1) Deposits

For demand deposits, we deem the payment amounts required on the consolidated balance sheet date (i.e., book values) to be fair values. In addition, fair values of fixed deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates.

(2) Negotiable Certificates of Deposit

Fair values of Negotiable Certificates of Deposit are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3) Debentures

Fair values of Debentures are based on the market prices for the debentures which have market prices, and calculated by classifying them based on their terms and by discounting the future cash flows for those which do not have market prices. The discount rates used in such calculations are the interest rates.

(4) Call Money and Bills Sold, (5) Payables under Repurchase Agreements and (6) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(7) Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

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(8) Borrowed Money

Fair values of Borrowed Money are calculated by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(9) Bonds and Notes

Fair values of Bonds and Notes issued by MHFG and its consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

Derivative Transactions

Derivative transactions include interest rate-related transactions (futures, options, swaps and others), currency-related transactions (futures, options, swaps and others), bond-related transactions (futures, futures options and others), and are based on the prices on securities exchanges, discounted value of future cash flows, option pricing models and others.

(Note 2)	Financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased,” “Assets (7) Money Held in Trust,” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	280,340
‚ Investments in Partnerships (*2)	156,965
ƒ Other	399

Total (*3)	437,704

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	During the fiscal year ended March 31, 2011, we impaired (“devaluated”) in the amount of ¥15,562 million on a consolidated basis.

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(SECURITIES)

In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Trading Securities (as of March 31, 2011)

(Millions of yen)
Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Trading Securities	(57,702)

2. Bonds Held to Maturity (as of March 31, 2011)

	(Millions of yen)
Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount
Japanese Government Bonds	900,324	907,685	7,360
Japanese Corporate Bonds	1,508	1,513	5
Sub-total	901,832	909,198	7,365
Bonds Whose Fair Values Do Not Exceed the Consolidate Balance Sheet Amount
Japanese Government Bonds	300,290	299,022	(1,268)
Sub-total	300,290	299,022	(1,268)
Total	1,202,123	1,208,220	6,097

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3. Other Securities (as of March 31, 2011)

	(Millions of yen)
Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost
Stocks	1,496,300	1,039,885	456,414
Bonds	15,475,956	15,383,770	92,186
Japanese Government Bonds	13,790,717	13,738,553	52,164
Japanese Local Government Bonds	108,479	106,340	2,139
Japanese Corporate Bonds	1,576,759	1,538,876	37,883
Other	2,483,620	2,380,710	102,909
Foreign Bonds	1,494,720	1,462,783	31,936
Other Debt Purchased	536,345	519,822	16,522
Other	452,554	398,104	54,450
Sub-total	19,455,877	18,804,366	651,510
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Stocks	1,144,399	1,395,079	(250,680)
Bonds	17,996,922	18,100,443	(103,520)
Japanese Government Bonds	15,498,867	15,549,952	(51,085)
Japanese Local Government Bonds	121,689	123,099	(1,410)
Japanese Corporate Bonds	2,376,366	2,427,391	(51,025)
Other	5,548,785	5,846,728	(297,943)
Foreign Bonds	4,307,045	4,446,184	(139,139)
Other Debt Purchased	531,316	556,034	(24,718)
Other	710,423	844,509	(134,085)
Sub-total	24,690,108	25,342,251	(652,143)
Total	44,145,985	44,146,618	(632)

(Note) Unrealized Gains (Losses) includes ¥(1,242) million which was recognized in the statement of income by applying the fair-value hedge method.

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4. Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2011

There were no Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2011.

5. Other Securities Sold during the Fiscal Year ended March 31, 2011

	(Millions of yen)
	Amount Sold	Gains on Sales	Losses on Sales
Stocks	187,355	36,581	12,925
Bonds	49,916,098	101,529	23,598
Japanese Government Bonds	48,472,744	82,171	20,357
Japanese Local Government Bonds	77,817	989	238
Japanese Corporate Bonds	1,365,536	18,369	3,002
Other	20,204,651	154,937	90,808

Total	70,308,105	293,049	127,332

(Note) Figures include Other Securities for which it is deemed to be extremely difficult to determine the fair value.

6. Securities for which the Holding Purpose has Changed

There were no securities for which the holding purpose has changed during the fiscal year ended March 31, 2011.

7. Impairment (“Devaluation”) of Securities

Certain Securities (excluding Trading Securities) which have readily determinable fair value (are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥83,641 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost.

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(NOTES TO MONEY HELD IN TRUST)

1. Money Held in Trust for Investment (as of March 31, 2011)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Money Held in Trust for Investment	121,282	—

2. Money Held in Trust Held to Maturity (As of March 31, 2011)

There was no Money Held in Trust held to maturity.

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Mizuho Financial Group, Inc.

3. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes) (as of March 31, 2011)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	984	1,017	(32)	—	(32)

(Note)	“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

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Mizuho Financial Group, Inc.

(BUSINESS SEGMENT INFORMATION)

1. Summary of reportable segment

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB ]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic ‚)

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International ƒ)

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others „)

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC …]

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May 2009.

[Others †]

This segment consists of MHCB’s subsidiaries and others other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

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Mizuho Financial Group, Inc.

[The Global Retail Group]

[MHBK ‡]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking ˆ)

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking ‰)

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(Trading and others Š)

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[MHIS ]

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

[Others ]

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB ]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others ]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others ]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

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Mizuho Financial Group, Inc.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others
		MHCB							MHBK
			Domestic	Inter- national	Trading And others	MHSC	Others			Retail banking	Corporate banking	Trading and others	MHIS	Others		MHTB	Others
			‚	ƒ	„	…	†		‡	ˆ	‰	Š							Total
Gross profits:
(excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	456,948	395,778	176,000	86,300	133,478	(9,215)	70,385	614,456	571,752	248,200	266,900	56,652	589	42,115	43,425	42,534	891	(5,386)	1,109,444
Net non-interest income	483,515	282,556	115,200	56,900	110,456	158,949	42,009	294,871	237,545	34,600	124,900	78,045	49,780	7,544	134,000	89,339	44,660	11,457	923,844
Total	940,464	678,334	291,200	143,200	243,934	149,734	112,395	909,327	809,298	282,800	391,800	134,698	50,369	49,660	177,426	131,874	45,551	6,070	2,033,289
General and administrative expenses (excluding Non-Recurring Losses)	471,321	234,987	88,800	62,100	84,087	160,895	75,438	605,281	554,750	237,700	223,700	93,350	41,012	9,519	125,494	87,385	38,109	210	1,202,308
Others	(56,688)	—	—	—	—	—	(56,688)	(15,894)	—	—	—	—	—	(15,894)	(2,108)	—	(2,108)	(14,552)	(89,242)
Net business profits
(excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	412,455	443,347	202,400	81,100	159,847	(11,161)	(19,730)	288,151	254,547	45,100	168,100	41,347	9,357	24,246	49,822	44,488	5,333	(8,691)	741,738

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others †”, “Others ” and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the period are as follows:

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Mizuho Financial Group, Inc.

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statements of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	2,033,289
Other Ordinary Income	95,970
General and Administrative Expenses	(1,285,815)
Other Ordinary Expenses	(254,945)

Ordinary Profits recorded in Consolidated Statements of Income	588,498

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	741,738
Credit Costs for Trust Accounts,	—
General and Administrative Expenses (non-recurring losses)	(83,507)
Expenses related to Portfolio Problems	(76,103)
Net Gains (Losses) related to Stocks	(70,520)
Net Extraordinary Gains (Losses)	46,926
Other	76,892

Income before income taxes and minority interests recorded in Consolidated Statements of Income	635,425

(Additional Information)

Mizuho Financial Group has applied “Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Statement No. 17, March 27, 2009)” and “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Guidance No. 20, March 21, 2008)” beginning with this fiscal year.

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Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2009	Fiscal 2010
Net Assets per Share of Common Stock	¥	191.53	177.53
Net Income (Loss) per Share of Common Stock	¥	16.29	20.47
Diluted Net Income per Share of Common Stock	¥	15.57	19.27

1. Total Net Assets per Share of Common Stock is based on the following information:

		Fiscal 2009	Fiscal 2010
Net Assets per Share of Common Stock
Total Net Assets	¥ million	5,837,053	6,623,999
Deductions from Total Net Assets	¥ million	2,871,059	2,757,897
Paid-in Amount of Preferred Stock	¥ million	535,971	453,576
Cash Dividends on Preferred Stock	¥ million	11,086	9,438
Stock Acquisition Rights	¥ million	2,301	2,754
Minority Interests	¥ million	2,321,700	2,292,128
Net Assets (year-end) related to Common Stock	¥ million	2,965,993	3,866,102
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	15,485,000	21,776,528

2. Net Income (Loss) per Share of Common Stock is based on the following information:

		Fiscal 2009	Fiscal 2010
Net Income per Share of Common Stock
Net Income (Loss)	¥ million	239,404	413,228
Amount not attributable to Common Stock	¥ million	11,086	9,438
Cash Dividends on Preferred Stock	¥ million	11,086	9,438
Net Income (Loss) related to Common Stock	¥ million	228,317	403,789
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	14,013,057	19,722,818

3. Diluted Net Income per Share of Common Stock is based on the following information:

Diluted Net Income per Share of Common Stock is not disclosed due to Net Loss per Share of Common Stock for the previous fiscal year.

		Fiscal 2009	Fiscal 2010
Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	9,975	8,324
Cash Dividends on Preferred Stock	¥ million	9,985	8,337
Adjustments made to reflect Stock Acquisition Rights of subsidiaries	¥ million	(9)	(13)
Increased Number of Shares of Common Stock	Thousands of shares	1,291,167	1,659,576
Preferred Stock	Thousands of shares	1,284,504	1,649,424
Stock Acquisition Rights	Thousands of shares	6,663	10,152
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	Mizuho Securities Co., Ltd Second series of Stock Acquisition Rights (Number of Stock Acquisition Rights: 721) Third series of Stock Acquisition Rights (Number of Stock Acquisition Rights: 1,914)

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Mizuho Financial Group, Inc.

(SUBSEQUENT EVENTS)

1. Mizuho Financial Group, Inc. (“MHFG”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHTB into a wholly-owned subsidiary of MHFG by means of a share exchange and signed a share exchange agreement.

Prior to the effective date of the share exchange, shares of common stock of MHTB are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange and the Osaka Securities Exchange (the last trading date will be August 26, 2011).

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

	Name of the wholly-owned subsidiary in the share exchange	Mizuho Trust & Banking Co., Ltd.

‚	Purpose of business	Trust and banking business

ƒ	Effective date of the share exchange	September 1, 2011 (Scheduled)

„	Legal method of the share exchange	The share exchange in which MHFG will become a wholly-owning parent and MHTB will become a wholly-owned subsidiary pursuant to Article 767 of the Company Law

…	Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Our Group (“Mizuho”) has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHTB into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

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Mizuho Financial Group, Inc.

(2) Share allotment ratio, calculation method, and number of shares to be delivered (scheduled)

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company in the share exchange)	MHTB (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.54

‚ Calculation method

MHFG and MHTB engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”) and J.P. Morgan Securities Japan Co., Ltd. (“J.P. Morgan”) and with consideration for MHFG’s and MHTB’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHTB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHTB, and MHFG and MHTB resolved the share exchange ratio for the share exchange at the meetings of their respective board of directors held on April 28, 2011.

ƒ Number of shares to be delivered

Shares of common stock of MHFG: 823,462,056 shares (Scheduled)

2. MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Securities Co., Ltd. (“MHSC”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHSC into a wholly-owned subsidiary of MHCB by means of a share exchange and signed a share exchange agreement.

Prior to the effective date of the share exchange, shares of MHSC are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (the last trading date will be August 26, 2011).

(1) Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

	Name of the wholly-owned subsidiary in the share exchange	Mizuho Securities Co., Ltd

‚	Purpose of business	Financial instruments business

ƒ	Effective date of the share exchange	September 1, 2011 (Scheduled)

„	Legal method of the share exchange	The share exchange in which MHCB will become a wholly-owning parent and MHSC will become a wholly-owned subsidiary pursuant to Article 767 of the Company Law

…	Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHSC into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

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Mizuho Financial Group, Inc.

(2) Share allotment ratio, calculation method, and number of shares to be delivered (scheduled)

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHCB, which is a wholly-owning parent company in the share exchange)	MHSC (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	1.48

‚ Calculation method

MHFG, MHCB and MHSC engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHSC’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHCB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHSC determined that the share exchange ratio set forth above was beneficial to the shareholders of MHSC, and MHFG, MHCB and MHSC resolved the share exchange ratio for the share exchange at the meetings of their respective board of directors held on April 28, 2011.

ƒ Number of shares to be delivered

Shares of common stock of MHFG: 958, 035, 295 shares (Scheduled)

3. MHFG, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Investors Securities Co., Ltd. (“MHIS”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHIS into a wholly-owned subsidiary of MHBK by means of a share exchange and signed a share exchange agreement.

Prior to the effective date of the share exchange, shares of MHIS are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (the last trading date will be August 26, 2011).

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Mizuho Financial Group, Inc.

(1)	Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

	Name of the wholly-owned subsidiary in the share exchange	Mizuho Investors Securities Co., Ltd.

‚	Purpose of business	Financial instruments business

ƒ	Effective date of the share exchange	September 1, 2011 (Scheduled)

„	Legal method of the share exchange	The share exchange in which MHBK will become a wholly-owning parent and MHIS will become a wholly-owned subsidiary pursuant to Article 767 of the Company Law

…	Main purpose of the share exchange	MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.” The Transaction turning MHIS into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

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Mizuho Financial Group, Inc.

(2) Share allotment ratio, calculation method, and number of shares to be delivered (scheduled)

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHBK, which is a wholly-owning parent company in the share exchange)	MHIS (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.56

‚ Calculation method

MHFG, MHBK and MHIS engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHIS’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHBK determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHIS determined that the share exchange ratio set forth above was beneficial to the shareholders of MHIS, and MHFG, MHBK and MHIS resolved the share exchange ratio for the share exchange at the meetings of their respective board of directors held on April 28, 2011.

ƒ Number of shares to be delivered

Shares of common stock of MHFG: 322,951,927 shares (Scheduled)

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Mizuho Financial Group, Inc.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2010	As of March 31, 2011
Assets
Current Assets
Cash and Due from Banks	¥15,133	¥16,490
Advances	11	11
Prepaid Expenses	1,120	1,120
Accounts Receivable	858	3,540
Other Current Assets	3,603	5,728
Total Current Assets	20,727	26,892
Fixed Assets
Tangible Fixed Assets	1,205	1,446
Buildings	540	829
Equipment	632	408
Construction in Progress	32	208
Intangible Fixed Assets	3,679	3,202
Trademarks	48	25
Software	3,093	3,113
Other Intangible Fixed Assets	537	64
Investments	5,200,357	6,003,616
Investment Securities	2	51,272
Investments in Subsidiaries and Affiliates	5,187,202	5,938,822
Long-term Prepaid Expenses	141	141
Other Investments	13,011	13,380
Total Fixed Assets	5,205,243	6,008,266

Total Assets	¥5,225,971	¥6,035,158

Liabilities
Current Liabilities
Short-term Borrowings	¥700,000	¥741,575
Short-term Bonds	260,000	380,000
Accounts Payable	2,801	3,829
Accrued Expenses	3,174	3,389
Accrued Corporate Taxes	93	94
Deposits Received	233	248
Reserve for Bonus Payments	259	246
Total Current Liabilities	966,562	1,129,384
Non-Current Liabilities
Bonds and Notes	240,000	240,000
Deferred Tax Liabilities	424	4,344
Reserve for Employee Retirement Benefits	1,470	1,757
Asset Retirement Obligations	—	640
Other Non-Current Liabilities	6,367	6,146
Total Non-Current Liabilities	248,262	252,890

Total Liabilities	¥1,214,824	¥1,382,274

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2010	As of March 31, 2011
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥1,805,565	¥2,181,375
Capital Surplus
Capital Reserve	649,841	1,025,651
Total Capital Surplus	649,841	1,025,651
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,554,974	1,437,204
Retained Earnings Brought Forward	1,554,974	1,437,204
Total Retained Earnings	1,559,324	1,441,554
Treasury Stock	(5,184)	(3,196)

Total Shareholders’ Equity	4,009,546	4,645,383

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(44)	5,713

Total Valuation and Translation Adjustments	(44)	5,713

Stock Acquisition Rights	1,643	1,786

Total Net Assets	4,011,146	4,652,883

Total Liabilities and Net Assets	¥5,225,971	¥6,035,158

1-58

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥3,847	¥16,543
Fee and Commission Income Received from Subsidiaries and Affiliates	29,945	29,878
Total Operating Income	33,792	46,422
Operating Expenses
General and Administrative Expenses	19,807	19,673
Total Operating Expenses	19,807	19,673

Operating Profits	13,984	26,748

Non-Operating Income
Interest on Deposits	35	20
Interest and Dividends on Securities	1	197
Cash Dividends Received	—	596
Fee and Commissions	2,538	10,155
Rent Received	2	—
Other Non-Operating Income	3,175	1,469
Total Non-Operating Income	5,753	12,438
Non-Operating Expenses
Interest Expenses	5,521	4,759
Interest on Short-term Bonds	1,537	1,250
Interest on Bonds	6,858	10,155
Other Non-Operating Expenses	4,732	4,264
Total Non-Operating Expenses	18,650	20,429

Ordinary Profits	1,086	18,757

Extraordinary Gains
Gains on Liquidation of Investments in Subsidiaries	2,227	—
Other Extraordinary Gains	—	23
Total Extraordinary Gains	2,227	23
Extraordinary Losses
Losses on Disposition of Tangible Fixed Assets	17	—
Other Extraordinary Losses	—	205
Total Extraordinary Losses	17	205

Income before Income Taxes	3,296	18,575

Income Taxes:
Current	4	63
Deferred	(88)	0
Total Income Taxes	(83)	64

Net Income	¥3,379	¥18,511

1-59

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011

Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,805,565
Changes during the period
Issuance of New Shares	264,600	375,810
Total Changes during the period	264,600	375,810

Balance as of the end of the period	1,805,565	2,181,375

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241	649,841
Changes during the period
Issuance of New Shares	264,600	375,810
Total Changes during the period	264,600	375,810

Balance as of the end of the period	649,841	1,025,651

Total Capital Surplus
Balance as of the end of the previous period	385,241	649,841
Changes during the period
Issuance of New Shares	264,600	375,810
Total Changes during the period	264,600	375,810

Balance as of the end of the period	649,841	1,025,651

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350	4,350
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,683,272	1,554,974
Changes during the period
Cash Dividends	(131,015)	(134,966)
Net Income	3,379	18,511
Disposition of Treasury Stock	(662)	(1,314)

Total Changes during the period	(128,297)	(117,770)

Balance as of the end of the period	1,554,974	1,437,204

Total Retained Earnings
Balance as of the end of the previous period	1,687,622	1,559,324
Changes during the period
Cash Dividends	(131,015)	(134,966)
Net Income	3,379	18,511
Disposition of Treasury Stock	(662)	(1,314)

Total Changes during the period	(128,297)	(117,770)

Balance as of the end of the period	¥1,559,324	¥1,441,554

1-60

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Treasury Stock
Balance as of the end of the previous period	¥(6,218)	¥(5,184)
Changes during the period
Repurchase of Treasury Stock	(4)	(3)
Disposition of Treasury Stock	1,038	1,990

Total Changes during the period	1,033	1,987

Balance as of the end of the period	(5,184)	(3,196)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,607,610	4,009,546
Changes during the period
Issuance of New Shares	529,200	751,620
Cash Dividends	(131,015)	(134,966)
Net Income	3,379	18,511
Repurchase of Treasury Stock	(4)	(3)
Disposition of Treasury Stock	376	675

Total Changes during the period	401,936	635,836

Balance as of the end of the period	4,009,546	4,645,383

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(32)	(44)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(12)	5,758

Total Changes during the period	(12)	5,758

Balance as of the end of the period	(44)	5,713

Stock Acquisition Rights
Balance as of the end of the previous period	1,032	1,643
Changes during the period
Net Changes in Items other than Shareholders’ Equity	611	142

Total Changes during the period	611	142

Balance as of the end of the period	1,643	1,786

Total Net Assets
Balance as of the end of the previous period	3,608,611	4,011,146
Changes during the period
Issuance of New Shares	529,200	751,620
Cash Dividends	(131,015)	(134,966)
Net Income	3,379	18,511
Repurchase of Treasury Stock	(4)	(3)
Disposition of Treasury Stock	376	675
Net Changes in Items other than Shareholders’ Equity	598	5,900

Total Changes during the period	402,534	641,737

Balance as of the end of the period	¥4,011,146	¥4,652,883

(4) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-61

SUMMARY OF FINANCIAL RESULTS

For Fiscal 2010

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

Summary Results for Fiscal 2010

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for fiscal 2010 increased by JPY 36.6 billion on a year-on-year basis to JPY 2,033.2 billion.

Gross Profits of the banking subsidiaries increased by JPY 26.3 billion on a year-on-year basis (increased by JPY 103.9 billion after adjustment of the impact for fiscal 2009 of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs). This was due to a year-on-year increase in income from Customer Groups (JPY 24.2 billion) arising mainly from non-interest income, accompanied by an increase in income from the Trading segment derived from flexible and timely operations properly interpreting market trends, and by other factors.

G&A Expenses of the banking subsidiaries decreased by JPY 30.0 billion on a year-on-year basis mainly due to continued overall cost reduction efforts.

•

Aggregated Consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities and Mizuho Investors Securities) decreased by JPY 54.9 billion on a year-on-year basis.

•	As a result, Consolidated Net Business Profits amounted to JPY 741.7 billion, a year-on-year increase of JPY 39.0 billion.

➢	Consolidated Net Income

•

Credit-related Costs of the 3 Banks amounted to a net reversal of JPY 16.0 billion, a year-on-year improvement of JPY 173.1 billion. This was primarily due to our efforts to implement appropriate credit management while responding to our customers’ financing needs. On a consolidated basis, Credit-related Costs were also maintained at a low level of a cost of JPY 16.6 billion.

•	Net Losses related to Stocks of the 3 Banks amounted to JPY 76.2 billion. This was mainly due to recording impairment losses reflecting a decline in stock prices.

•	As a result, Consolidated Net Income for fiscal 2010 increased by JPY 173.8 billion on a year-on-year basis to JPY 413.2 billion.

(Consolidated)

	FY2010
		Change from FY2009
(JPY Bn)
Consolidated Gross Profits	2,033.2	36.6
Consolidated Net Business Profits*	741.7	39.0
Credit-related Costs	-16.6	202.6
Net Gains (Losses) related to Stocks	-70.5	-74.7
Ordinary Profits	588.4	261.3
Net Income	413.2	173.8

*	Consolidated Gross Profits – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2010
		Change from FY2009
(JPY Bn)
Gross Profits	1,619.5	* 26.3
G&A Expenses (excluding Non-Recurring Losses)	-877.1	30.0
Net Business Profits	742.3	* 56.4
Credit-related Costs	16.0	173.1
Net Gains (Losses) related to Stocks	-76.2	-87.1
Ordinary Profits	507.2	201.5
Net Income	447.0	133.8

*	The results of “FY2009” included the impact on banking subsidiaries (JPY 77.5 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs. After adjustment for this impact, the change from FY2009 for Gross Profits was JPY 103.9 billion, and that for Net Business Profits was JPY 134.0 billion, respectively

2-1

➢	Net Interest Income

•

The average loan balance for the second half of fiscal 2010 increased by JPY 0.1 trillion from that of the first half. This was primarily due to an increase in overseas loans, offset in part by a decrease in domestic loans, particularly those to large corporate customers. Meanwhile, the fiscal year-end loan balance as of March 31, 2011 increased by JPY 0.9 trillion compared with that of September 30, 2010, mainly due to an increase in overseas loans.

•

The domestic loan-and-deposit rate margin for the fourth quarter (i.e. three-month period from January to March 2011) was 1.37%, an improvement of 0.02% from that for the third quarter (i.e. three-month period from October to December 2010).

➢	Non-interest Income

•	Non-interest income from Customer Groups of the 3 Banks (on a managerial accounting basis) for fiscal 2010 increased by JPY 38.6 billion on a year-on-year basis.

•

Non-interest income from overseas business substantially increased compared with the previous fiscal year. In addition, we have seen increases in income associated with investment trusts and individual annuities, income from foreign exchanges business, profits from trust and asset management business of Mizuho Trust & Banking, and others.

2-2

II. Financial Soundness

•

The balance of Disclosed Claims under the Financial Reconstruction Law (3 Banks) amounted to JPY 1,208.0 billion, a decrease of JPY 111.9 billion. NPL Ratio was 1.72%, an improvement of 0.18% from that of March 31, 2010.

•

Unrealized Gains on Other Securities amounted to JPY 0.6 billion, mainly due to a decrease in Unrealized Gains associated with a decline in stock prices and increases in both domestic and overseas interest rates.

•	Our Consolidated Capital Adequacy Ratio was 15.30%, an improvement of 1.84% from that of March 31, 2010.

	March 31, 2011
		Change from Mar. 31, 2010
(JPY Bn)
Consolidated Capital Adequacy Ratio	15.30%	1.84%
(Total Risk-based Capital)	(7,910.9)	(252.9)
Tier 1 Capital Ratio	11.93%	2.84%
(Tier 1 Capital)	(6,170.2)	(996.7)
Net Deferred Tax Assets (DTAs) (Consolidated)	471.1	-49.6
Net DTAs / Tier 1 Capital Ratio	7.6%	-2.4%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,208.0	-111.9
NPL Ratio	1.72%	-0.18%
(Net NPL Ratio *1)	(0.83%)	(0.03%)
Unrealized Gains (Losses) on Other Securities (Consolidated) *2	0.6	-267.0

*1	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) x 100
*2	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

•

We continue to pursue “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. However, considering the ongoing global discussions with respect to capital, uncertainty over the economy and market trends, and other factors, we are placing a higher priority on “strengthening of stable capital base.”

•

In the last fiscal year, we strengthened our capital base mainly as a result of earning JPY 413.2 billion of Consolidated Net Income and issuing common stock in July 2010 (the number of shares issued: 6 billion shares, total amount paid in: JPY 751.6 billion). As a result, our financial base was significantly improved. Our Consolidated Tier 1 Capital Ratio was 11.93% as of March 31, 2011, a year-on-year improvement of 2.84%.

•

Amid the ongoing global discussions on the revision of capital regulations, we aim to increase, as our medium-term target, our Consolidated Tier 1 Capital Ratio (under Basel II) to 12% or above and our Common Equity Capital Ratio* (under Basel III) as of the end of fiscal 2012, when the new capital regulations are scheduled to be implemented, to the mid-8% level.

•

We announced Mizuho’s Transformation Program in May 2010, and continue to work to improve profitability and enhance our financial base. We will strive to strengthen further our financial base mainly by accumulating retained earnings and improving asset efficiency through the steady implementation of the Program. Accordingly, we believe we will be able to sufficiently meet the new capital regulations.

*	The calculation of our Common Equity Capital Ratio includes the outstanding balance of the Eleventh Series Class XI Preferred Stock that will be mandatorily convertible in July 2016.

Meanwhile, as of today, details—such as the calculation method for the capital adequacy ratio under the new capital regulations—have yet to be determined. Therefore, our Common Equity Capital Ratio is the estimated figure that Mizuho Financial Group calculates based on the publicly-available materials which have been issued as of today.

(Note) The outstanding balance of the Eleventh Series Class XI Preferred Stock as of March 31, 2011 (excluding treasury stock) was JPY 416.8 billion (the rest of the balance, 55.8% of the initial amount issued of JPY 943.7 billion, had already been converted into common stock).

2-3

Earnings Plan for Fiscal 2011

(Figures below are on a consolidated basis)

➢

We plan Consolidated Net Business Profits for fiscal 2011 to be JPY 800.0 billion, a year-on-year increase of JPY 58.2 billion. Net Business Profits of the 3 Banks for fiscal 2011 are planned to decrease on a year-on-year basis, as we conservatively estimate income from the Trading segment, which showed a strong performance in the previous fiscal year, while we plan a year-on-year increase in income from Customer Groups.

➢	Credit-related Costs are estimated to be a cost of JPY 140.0 billion in light of the impact of the recent earthquake and other factors, while continuously implementing thorough credit management.

➢	We estimate Net Gains related to Stocks to be JPY 30.0 billion mainly through the ongoing reduction of our stock portfolio.

➢

Based on the above, and including the impact of turning the three listed group companies into wholly-owned subsidiaries, the transaction scheduled to be effective in September, we plan Consolidated Net Income to be JPY 460.0 billion.

➢

We plan to make cash dividend payments of JPY 6 per share of common stock as annual dividend payments for the fiscal year ending March 31, 2012, unchanged from that in the previous fiscal year, in consideration of the balance between “strengthening of stable capital base” and “steady returns to shareholders,” as it has become increasingly important for financial institutions to strengthen capital base. We also plan to make cash dividend payments on preferred stock as prescribed. Pertaining to the above, commencing from the fiscal year ending March 31, 2012, we plan to make interim cash dividend payments in order to provide returns to shareholders at a more appropriate timing, although we have made cash dividend payments on an annual basis hitherto.

(Consolidated)

	FY2011 (Plan)
		Change from FY2010
(JPY Bn)
Consolidated Net Business Profits*	800.0	58.2
Credit-related Costs	-140.0	-123.3
Net Gains (Losses) related to Stocks	30.0	100.5
Ordinary Profits	660.0	71.5
Net Income	460.0	46.7

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2011 (Plan)
		Change from FY2010
(JPY Bn)
Net Business Profits	687.0	-55.3
Credit-related Costs	-125.0	-141.0
Net Gains (Losses) related to Stocks	30.0	106.2
Ordinary Profits	480.0	-27.2
Net Income	355.0	-92.0

[Planned cash dividends for the fiscal year ending March 31, 2012]

Common Stock	Annual Cash Dividends per share	JPY 6
	o/w Interim Cash Dividends	JPY 3

The Eleventh Series	Annual Cash Dividends per share	JPY 20
Class XI Preferred Stock	o/w Interim Cash Dividends	JPY 10

The Thirteenth Series	Annual Cash Dividends per share	JPY 30
Class XIII Preferred Stock	o/w Interim Cash Dividends	JPY 15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-4

[Reference]

Breakdown of Earnings by Business Segment

[3 Banks]	FY2010
		Change from FY2009
(JPY Bn)
Gross Profits	1,240.8	24.2
G&A Expenses	-699.6	16.8
Customer Groups	541.1	41.0
Gross Profits	378.6	2.0	(79.6)
G&A Expenses	-177.4	13.2
Trading & Others	201.1	15.3	(92.9)
Gross Profits	1,619.5	26.3	(103.9)
G&A Expenses	-877.1	30.0
Net Business Profits	742.3	56.4	(134.0)

(Note)	The figures in parentheses reflect adjustment of the impact on banking subsidiaries (JPY 77.5 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-5

SELECTED FINANCIAL INFORMATION

For Fiscal 2010

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2010	See above Notes		Page

1. Income Analysis	CON	NON(B)	3- 1

2. Interest Margins (Domestic Operations)	NON(B)		3- 6

3. Use and Source of Funds	NON(B)		3- 7

4. Net Gains/Losses on Securities	NON(B)		3- 11

5. Unrealized Gains/Losses on Securities	CON	NON(B)	3- 13

6. Projected Redemption Amounts for Securities	NON(B)		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3- 16

8. Employee Retirement Benefits	NON(B)	CON	3- 17

9. Capital Adequacy Ratio	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 21

2. Status of Reserves for Possible Losses on Loans	CON	NON(B)	3- 23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	3- 25

5. Coverage on Disclosed Claims under the FRL	NON(B)		3- 27

6. Overview of Non-Performing Loans (“NPLs”)	NON(B)		3- 30

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3- 31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B)		3- 33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B)		3- 35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B)		3- 36

(2) Loans to SMEs and Individual Customers	NON(B)		3- 36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON(B)		3- 37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON(B)		3- 37

III. DEFERRED TAXES	See above Notes		Page

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3- 38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3- 39

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3- 40

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON(B)		3- 44

2. Number of Directors and Employees	HC	NON(B)	3- 45

3. Number of Branches and Offices	NON(B)		3- 46

4. Earnings Plan for Fiscal 2011	CON	NON(B)	3- 47

Attachments	See above Notes		Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3- 48
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3- 49
Non-Consolidated Statement of Changes in Net Assets	NON(B)		3- 50

Mizuho Corporate Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3- 51
Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3- 52
Non-Consolidated Statement of Changes in Net Assets	NON(B)		3- 53

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2010

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2010
			Change	Fiscal 2009
Consolidated Gross Profits	1	2,033,289	36,673	1,996,615
Net Interest Income	2	1,109,444	(42,262)	1,151,707
Fiduciary Income	3	49,388	288	49,100
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	466,791	751	466,040
Net Trading Income	6	243,983	(68,346)	312,330
Net Other Operating Income	7	163,680	146,243	17,436
General and Administrative Expenses	8	(1,285,815)	31,431	(1,317,247)
Personnel Expenses	9	(621,127)	37,871	(658,998)
Non-Personnel Expenses	10	(612,425)	(5,128)	(607,297)
Miscellaneous Taxes	11	(52,262)	(1,311)	(50,950)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(76,103)	186,277	(262,380)
Losses on Write-offs of Loans	13	(71,659)	57,719	(129,379)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	14	—	115,172	(115,172)
Net Gains (Losses) related to Stocks	15	(70,520)	(74,759)	4,239
Equity in Income from Investments in Affiliates	16	(6,185)	(9,077)	2,892
Other	17	(6,165)	90,826	(96,991)

Ordinary Profits	18	588,498	261,371	327,127

Net Extraordinary Gains (Losses)	19	46,926	(3,711)	50,638
Reversal of Reserves for Possible Losses on Loans, etc.	20	59,469	16,395	43,073
Income before Income Taxes and Minority Interests	21	635,425	257,659	377,765
Income Taxes - Current *	22	(18,336)	(296)	(18,040)
- Deferred	23	(120,123)	(95,015)	(25,108)
Net Income before Minority Interests	24	496,965	162,348	334,617
Minority Interests in Net Income	25	(83,736)	11,475	(95,212)

Net Income	26	413,228	173,824	239,404

___________ * Income Taxes - Current [22] includes Refund of Income Taxes.

Credit-related Costs (including Credit Costs for Trust Accounts)	27	(16,633)	202,673	(219,307)

*  Credit-related Costs [27]  =   Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for  Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [20] + Credit  Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	28	741,738	39,081	702,656

*  Consolidated Net Business Profits [28] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	29	152	(10)	162
Number of affiliates under the equity method	30	22	1	21

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2010
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Fiscal 2009
Gross Profits	1	809,298	678,334	131,874	1,619,506	26,334	1,593,172
Domestic Gross Profits	2	711,376	307,621	123,096	1,142,095	(16,430)	1,158,525
Net Interest Income	3	550,566	203,765	37,829	792,160	(48,171)	840,332
Fiduciary Income	4			48,773	48,773	259	48,514
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	136,768	59,718	27,355	223,843	(231)	224,074
Net Trading Income	7	3,397	17,374	2,658	23,429	(11,595)	35,024
Net Other Operating Income	8	20,644	26,763	6,480	53,887	43,308	10,578
International Gross Profits	9	97,921	370,712	8,777	477,411	42,764	434,646
Net Interest Income	10	21,185	192,012	4,705	217,903	(44,416)	262,319
Net Fee and Commission Income	11	11,051	61,623	(68)	72,606	7,629	64,976
Net Trading Income	12	51,799	45,413	581	97,794	(3,799)	101,594
Net Other Operating Income	13	13,884	71,663	3,558	89,106	83,350	5,755
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(554,750)	(234,987)	(87,385)	(877,122)	30,099	(907,222)
Expense Ratio	15	68.5%	34.6%	66.2%	54.1%	(2.7)%	56.9%
Personnel Expenses	16	(184,315)	(82,844)	(33,556)	(300,716)	19,477	(320,194)
Non-Personnel Expenses	17	(339,653)	(140,477)	(51,470)	(531,601)	10,817	(542,419)
Premium for Deposit Insurance	18	(46,462)	(7,159)	(2,700)	(56,322)	(1,843)	(54,479)
Miscellaneous Taxes	19	(30,781)	(11,664)	(2,358)	(44,804)	(196)	(44,608)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *1	20	254,547	443,347	44,488	742,383	56,433	685,950
Excluding Net Gains (Losses) related to Bonds	21	221,572	346,238	33,914	601,725	(58,658)	660,384

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	—	—	—	(47,610)	47,610

Net Business Profits	23	254,547	443,347	44,488	742,383	8,823	733,560
Net Gains (Losses) related to Bonds	24	32,974	97,109	10,574	140,658	115,092	25,565

Net Non-Recurring Gains (Losses)	25	(116,072)	(102,207)	(16,826)	(235,106)	192,758	(427,865)
Net Gains (Losses) related to Stocks	26	(8,378)	(64,490)	(3,335)	(76,203)	(87,197)	10,993
Expenses related to Portfolio Problems	27	(53,063)	(11,744)	(4,785)	(69,592)	176,604	(246,197)
Other	28	(54,630)	(25,972)	(8,705)	(89,309)	103,351	(192,660)

Ordinary Profits	29	138,475	341,139	27,662	507,277	201,582	305,695

Net Extraordinary Gains (Losses)	30	33,392	37,397	4,369	75,159	37,872	37,287
Net Gains (Losses) on Disposition of Fixed Assets	31	(2,353)	(1,195)	(84)	(3,632)	348	(3,981)
Losses on Impairment of Fixed Assets	32	(2,064)	(1,260)	(2)	(3,328)	723	(4,051)
Reversal of Reserves for Possible Losses on Loans, etc.	33	37,679	44,246	3,702	85,628	44,175	41,452
Reversal of Reserve for Possible Losses on Investments	34	9	—	—	9	(70)	79
Income before Income Taxes	35	171,867	378,537	32,031	582,437	239,455	342,982
Income Taxes - Current *2	36	(476)	(12,618)	(0)	(13,094)	(12,152)	(942)
- Deferred	37	(21,570)	(93,923)	(6,827)	(122,321)	(93,411)	(28,910)

Net Income	38	149,821	271,995	25,203	447,020	133,891	313,129

*1.    Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

*2.    Income Taxes - Current [36] includes Refund of Income Taxes.

Credit-related Costs	39	(15,383)	32,502	(1,083)	16,035	173,170	(157,134)

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for    Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	35,227	29,655	3,567	68,450	20,840	47,610
Losses on Write-offs of Loans	42	(31,530)	4,669	(4,591)	(31,452)	56,844	(88,297)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(18,013)	2,410	134	(15,468)	84,008	(99,477)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	159	0	159	(211)	370
Reversal of (Provision for) Reserve for Contingencies	45	—	678	(194)	484	(1,065)	1,549
Other (including Losses on Sales of Loans)	46	(1,066)	(5,070)	—	(6,137)	12,752	(18,890)
Total	47	(15,383)	32,502	(1,083)	16,035	173,170	(157,134)

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2010
			Change	Fiscal 2009
Gross Profits	1	809,298	(9,542)	818,840
Domestic Gross Profits	2	711,376	(25,955)	737,331
Net Interest Income	3	550,566	(37,102)	587,669
Net Fee and Commission Income	4	136,768	(1,383)	138,152
Net Trading Income	5	3,397	(1,380)	4,778
Net Other Operating Income	6	20,644	13,912	6,732
International Gross Profits	7	97,921	16,413	81,508
Net Interest Income	8	21,185	(4,074)	25,260
Net Fee and Commission Income	9	11,051	836	10,215
Net Trading Income	10	51,799	13,402	38,397
Net Other Operating Income	11	13,884	6,249	7,635
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(554,750)	15,612	(570,363)
Expense Ratio	13	68.5%	(1.1)%	69.6%
Personnel Expenses	14	(184,315)	11,908	(196,224)
Non-Personnel Expenses	15	(339,653)	3,941	(343,595)
Premium for Deposit Insurance	16	(46,462)	(1,271)	(45,191)
Miscellaneous Taxes	17	(30,781)	(237)	(30,543)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	254,547	6,070	248,476
Excluding Net Gains (Losses) related to Bonds	19	221,572	(24,107)	245,679

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	(15,359)	15,359

Net Business Profits	21	254,547	(9,288)	263,836
Net Gains (Losses) related to Bonds	22	32,974	30,177	2,797

Net Non-Recurring Gains (Losses)	23	(116,072)	58,889	(174,961)
Net Gains (Losses) related to Stocks	24	(8,378)	(7,689)	(688)
Expenses related to Portfolio Problems	25	(53,063)	58,549	(111,613)
Other	26	(54,630)	8,028	(62,659)

Ordinary Profits	27	138,475	49,600	88,875

Net Extraordinary Gains (Losses)	28	33,392	12,377	21,015
Net Gains (Losses) on Disposition of Fixed Assets	29	(2,353)	1,757	(4,110)
Losses on Impairment of Fixed Assets	30	(2,064)	(743)	(1,321)
Reversal of Reserves for Possible Losses on Loans, etc.	31	37,679	11,987	25,691
Reversal of Reserve for Possible Losses on Investments	32	9	9	—
Income before Income Taxes	33	171,867	61,977	109,890
Income Taxes - Current	34	(476)	22	(498)
- Deferred	35	(21,570)	(8,182)	(13,387)

Net Income	36	149,821	53,817	96,004

Credit-related Costs	37	(15,383)	55,178	(70,561)

* Credit-related Costs [37] =    Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible   Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	35,227	19,868	15,359
Losses on Write-offs of Loans	39	(31,530)	21,476	(53,007)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(18,013)	10,398	(28,412)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	—	—	—
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other (including Losses on Sales of Loans)	43	(1,066)	3,434	(4,501)
Total	44	(15,383)	55,178	(70,561)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2010		Fiscal 2009
			Change
Gross Profits	1	678,334	36,030	642,304
Domestic Gross Profits	2	307,621	8,348	299,273
Net Interest Income	3	203,765	(9,483)	213,249
Net Fee and Commission Income	4	59,718	1,068	58,650
Net Trading Income	5	17,374	(9,984)	27,358
Net Other Operating Income	6	26,763	26,748	14
International Gross Profits	7	370,712	27,682	343,030
Net Interest Income	8	192,012	(39,568)	231,580
Net Fee and Commission Income	9	61,623	6,797	54,825
Net Trading Income	10	45,413	(16,478)	61,891
Net Other Operating Income	11	71,663	76,930	(5,267)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(234,987)	11,934	(246,921)
Expense Ratio	13	34.6%	(3.8)%	38.4%
Personnel Expenses	14	(82,844)	6,153	(88,998)
Non-Personnel Expenses	15	(140,477)	5,849	(146,327)
Premium for Deposit Insurance	16	(7,159)	(677)	(6,481)
Miscellaneous Taxes	17	(11,664)	(68)	(11,596)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	443,347	47,964	395,382
Excluding Net Gains (Losses) related to Bonds	19	346,238	(33,327)	379,565

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	(32,840)	32,840

Net Business Profits	21	443,347	15,124	428,222
Net Gains (Losses) related to Bonds	22	97,109	81,292	15,816
Net Non-Recurring Gains (Losses)	23	(102,207)	132,334	(234,542)
Net Gains (Losses) related to Stocks	24	(64,490)	(76,516)	12,025
Expenses related to Portfolio Problems	25	(11,744)	114,517	(126,261)
Other	26	(25,972)	94,333	(120,306)

Ordinary Profits	27	341,139	147,459	193,680

Net Extraordinary Gains (Losses)	28	37,397	22,113	15,284
Net Gains (Losses) on Disposition of Fixed Assets	29	(1,195)	(2,365)	1,170
Losses on Impairment of Fixed Assets	30	(1,260)	912	(2,173)
Reversal of Reserves for Possible Losses on Loans, etc.	31	44,246	28,485	15,761
Reversal of Reserve for Possible Losses on Investments	32	—	(79)	79
Income before Income Taxes	33	378,537	169,572	208,964
Income Taxes - Current*	34	(12,618)	(12,178)	(439)
- Deferred	35	(93,923)	(85,738)	(8,185)

Net Income	36	271,995	71,655	200,339

* Income Taxes - Current [34] includes Refund of Income Taxes.

Credit-related Costs	37	32,502	110,162	(77,659)

* Credit-related Costs [37]   =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] +  Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	29,655	(3,184)	32,840
Losses on Write-offs of Loans	39	4,669	33,301	(28,632)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	2,410	72,220	(69,809)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	159	(211)	370
Reversal of (Provision for) Reserve for Contingencies	42	678	(1,282)	1,960
Other (including Losses on Sales of Loans)	43	(5,070)	9,318	(14,389)
Total	44	32,502	110,162	(77,659)

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2010
			Change	Fiscal 2009
Gross Profits	1	131,874	(153)	132,028
Domestic Gross Profits	2	123,096	1,176	121,920
Net Interest Income	3	37,829	(1,585)	39,414
Fiduciary Income	4	48,773	259	48,514
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	27,355	84	27,271
Net Trading Income	7	2,658	(229)	2,888
Net Other Operating Income	8	6,480	2,647	3,832
International Gross Profits	9	8,777	(1,330)	10,107
Net Interest Income	10	4,705	(773)	5,478
Net Fee and Commission Income	11	(68)	(4)	(63)
Net Trading Income	12	581	(723)	1,304
Net Other Operating Income	13	3,558	171	3,387
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(87,385)	2,551	(89,937)
Expense Ratio	15	66.2%	(1.8)%	68.1%
Personnel Expenses	16	(33,556)	1,415	(34,971)
Non-Personnel Expenses	17	(51,470)	1,027	(52,497)
Premium for Deposit Insurance	18	(2,700)	105	(2,805)
Miscellaneous Taxes	19	(2,358)	109	(2,468)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	20	44,488	2,398	42,090
Excluding Net Gains (Losses) related to Bonds	21	33,914	(1,224)	35,139

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	589	(589)

Net Business Profits	23	44,488	2,987	41,501
Net Gains (Losses) related to Bonds	24	10,574	3,622	6,951

Net Non-Recurring Gains (Losses)	25	(16,826)	1,535	(18,361)
Net Gains (Losses) related to Stocks	26	(3,335)	(2,991)	(343)
Expenses related to Portfolio Problems	27	(4,785)	3,537	(8,323)
Other	28	(8,705)	988	(9,694)

Ordinary Profits	29	27,662	4,523	23,139

Net Extraordinary Gains (Losses)	30	4,369	3,381	987
Net Gains (Losses) on Disposition of Fixed Assets	31	(84)	957	(1,041)
Losses on Impairment of Fixed Assets	32	(2)	553	(556)
Reversal of Reserves for Possible Losses on Loans, etc.	33	3,702	3,702	—
Reversal of Reserve for Possible Losses on Investments	34	—	—	—
Income before Income Taxes	35	32,031	7,904	24,126
Income Taxes - Current	36	(0)	4	(4)
- Deferred	37	(6,827)	509	(7,336)

Net Income	38	25,203	8,418	16,785

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20]
=  Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] – Credit Costs for Trust Accounts [5]

Credit-related Costs	39	(1,083)	7,829	(8,913)

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for
  Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +
  Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	3,567	4,157	(589)
Losses on Write-offs of Loans	42	(4,591)	2,066	(6,657)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	134	1,389	(1,254)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	0	(0)
Reversal of (Provision for) Reserve for Contingencies	45	(194)	216	(410)
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	(1,083)	7,829	(8,913)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

				(%)
				Fiscal 2010		Fiscal 2009
					Change
Return on Interest-Earning Assets			1	0.97	(0.11)	1.08
Return on Loans and Bills Discounted			2	1.32	(0.11)	1.43
Return on Securities			3	0.58	(0.07)	0.66
Cost of Funding (including Expenses)			4	0.86	(0.08)	0.94
Cost of Deposits and Debentures (including Expenses)			5	0.99	(0.11)	1.11
Cost of Deposits and Debentures			6	0.10	(0.07)	0.17
Cost of Other External Liabilities			7	0.30	(0.06)	0.36

Net Interest Margin	(1	)-(4)	8	0.10	(0.02)	0.13
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.32	0.00	0.32
Loan and Deposit Rate Margin	(2	)-(6)	10	1.21	(0.04)	1.26

*  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*  Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government

Return on Loans and Bills Discounted			11	1.47	(0.11)	1.58
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.47	0.00	0.47
Loan and Deposit Rate Margin	(11	)-(6)	13	1.36	(0.04)	1.40

Mizuho Bank

Return on Interest-Earning Assets			14	1.03	(0.12)	1.16
Return on Loans and Bills Discounted			15	1.47	(0.10)	1.57
Return on Securities			16	0.48	(0.11)	0.59
Cost of Funding (including Expenses)			17	0.96	(0.08)	1.05
Cost of Deposits and Debentures (including Expenses)			18	1.02	(0.09)	1.11
Cost of Deposits and Debentures			19	0.09	(0.06)	0.16
Cost of Other External Liabilities			20	0.24	(0.00)	0.24

Net Interest Margin	(14	)-(17)	21	0.06	(0.04)	0.11
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.45	(0.00)	0.46
Loan and Deposit Rate Margin	(15	)-(19)	23	1.38	(0.03)	1.41

___________ * Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			24	1.68	(0.10)	1.79
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.66	(0.01)	0.68
Loan and Deposit Rate Margin	(24	)-(19)	26	1.59	(0.03)	1.63

Mizuho Corporate Bank

Return on Interest-Earning Assets			27	0.86	(0.09)	0.96
Return on Loans and Bills Discounted			28	1.03	(0.15)	1.18
Return on Securities			29	0.69	(0.03)	0.73
Cost of Funding (including Expenses)			30	0.68	(0.09)	0.77
Cost of Deposits and Debentures (including Expenses)			31	0.90	(0.19)	1.10
Cost of Deposits and Debentures			32	0.13	(0.08)	0.22
Cost of Other External Liabilities			33	0.32	(0.07)	0.39

Net Interest Margin	(27	)-(30)	34	0.18	0.00	0.18
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.13	0.04	0.08
Loan and Deposit Rate Margin	(28	)-(32)	36	0.89	(0.06)	0.96

* Deposits and Debentures include NCDs. (Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			37	1.09	(0.14)	1.24
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.19	0.05	0.13
Loan and Deposit Rate Margin	(37	)-(32)	39	0.95	(0.05)	1.01

Mizuho Trust & Banking (3 domestic accounts)

Return on Interest-Earning Assets			40	1.06	(0.11)	1.18
Return on Loans and Bills Discounted			41	1.40	(0.12)	1.52
Return on Securities			42	0.61	(0.01)	0.62
Cost of Funding			43	0.31	(0.12)	0.44
Cost of Deposits			44	0.24	(0.13)	0.38

Net Interest Margin	(40	)-(43)	45	0.74	0.01	0.73
Loan and Deposit Rate Margin	(41	)-(44)	46	1.15	0.00	1.14

*	3 domestic accounts =	banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts)
*	Deposits include NCDs.

3-6

Mizuho Financial Group, Inc

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	Fiscal 2010				Fiscal 2009
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	117,514,688	1.14	(135,671)	(0.16)	117,650,360	1.30
Loans and Bills Discounted	58,506,127	1.38	(3,531,954)	(0.12)	62,038,082	1.51
Securities	41,832,304	0.81	5,035,636	(0.29)	36,796,668	1.11

Source of Funds	118,675,309	0.31	(1,239,899)	(0.08)	119,915,209	0.40
Deposits	73,167,762	0.13	459,455	(0.07)	72,708,307	0.21
NCDs	10,818,227	0.21	1,158,800	(0.07)	9,659,427	0.29
Debentures	1,149,524	0.56	(790,983)	(0.04)	1,940,507	0.61
Call Money	13,308,544	0.29	(871,330)	(0.10)	14,179,874	0.40
Payables under Repurchase Agreements	4,351,793	0.25	(1,118,796)	(0.00)	5,470,590	0.25
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	7,534,474	1.48	(1,244,792)	(0.10)	8,779,266	1.59

(Domestic Operations)

Use of Funds	97,942,701	0.97	144,363	(0.11)	97,798,338	1.08
Loans and Bills Discounted	49,625,340	1.32	(2,854,821)	(0.11)	52,480,162	1.43
Securities	34,684,029	0.58	4,209,373	(0.07)	30,474,655	0.66

Source of Funds	99,351,403	0.19	(292,340)	(0.06)	99,643,744	0.26
Deposits	63,482,040	0.09	799,136	(0.06)	62,682,903	0.15
NCDs	9,304,801	0.12	951,295	(0.10)	8,353,506	0.22
Debentures	1,149,524	0.56	(790,983)	(0.04)	1,940,507	0.61
Call Money	13,093,938	0.28	(760,806)	(0.10)	13,854,745	0.39
Payables under Repurchase Agreements	707,425	0.12	(1,002,481)	(0.00)	1,709,907	0.13
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,017,336	0.37	(577,763)	0.00	5,595,099	0.36

(International Operations)

Use of Funds	21,152,980	1.88	(861,761)	(0.31)	22,014,742	2.20
Loans and Bills Discounted	8,880,786	1.76	(677,132)	(0.19)	9,557,919	1.95
Securities	7,148,275	1.96	826,263	(1.34)	6,322,012	3.30

Source of Funds	20,904,900	0.88	(1,529,285)	(0.13)	22,434,185	1.01
Deposits	9,685,722	0.42	(339,681)	(0.13)	10,025,403	0.56
NCDs	1,513,425	0.81	207,504	0.09	1,305,920	0.71
Debentures	—	—	—	—	—	—
Call Money	214,605	1.02	(110,523)	0.38	325,128	0.64
Payables under Repurchase Agreements	3,644,368	0.27	(116,315)	(0.04)	3,760,683	0.31
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,517,137	3.70	(667,029)	(0.04)	3,184,167	3.74

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2010				Fiscal 2009
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	63,425,438	1.07	647,812	(0.14)	62,777,626	1.21
Loans and Bills Discounted	32,833,547	1.45	(1,001,272)	(0.10)	33,834,819	1.55
Securities	19,638,544	0.59	2,278,893	(0.21)	17,359,650	0.80

Source of Funds	65,311,510	0.16	489,518	(0.06)	64,821,992	0.23
Deposits	54,967,972	0.09	70,419	(0.06)	54,897,553	0.15
NCDs	2,092,987	0.11	104,865	(0.14)	1,988,121	0.26
Debentures	782,656	0.39	(77,665)	0.00	860,321	0.39
Call Money	1,362,897	0.08	(490,941)	(0.00)	1,853,838	0.09
Payables under Repurchase Agreements	95,557	0.11	(788,332)	(0.01)	883,890	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,568,145	0.83	977,847	(0.53)	2,590,297	1.37

(Domestic Operations)

Use of Funds	60,671,212	1.03	484,521	(0.12)	60,186,691	1.16
Loans and Bills Discounted	32,165,148	1.45	(1,186,433)	(0.10)	33,351,582	1.55
Securities	18,196,008	0.48	1,946,384	(0.11)	16,249,624	0.59

Source of Funds	62,581,906	0.12	294,035	(0.05)	62,287,871	0.18
Deposits	53,925,645	0.08	35,253	(0.06)	53,890,391	0.15
NCDs	2,091,288	0.11	105,682	(0.14)	1,985,606	0.26
Debentures	782,656	0.39	(77,665)	0.00	860,321	0.39
Call Money	1,362,897	0.08	(490,941)	(0.00)	1,853,838	0.09
Payables under Repurchase Agreements	95,557	0.11	(788,332)	(0.01)	883,890	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,017,322	0.31	1,067,643	(0.13)	1,949,679	0.45

(International Operations)

Use of Funds	3,071,927	1.69	313,792	(0.61)	2,758,134	2.30
Loans and Bills Discounted	668,398	1.20	185,161	(0.31)	483,237	1.51
Securities	1,442,535	1.98	332,509	(1.82)	1,110,026	3.81

Source of Funds	3,047,306	1.01	345,984	(0.40)	2,701,321	1.42
Deposits	1,042,327	0.32	35,165	(0.06)	1,007,162	0.38
NCDs	1,698	0.33	(816)	(0.20)	2,514	0.54
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	550,822	3.68	(89,796)	(0.49)	640,618	4.18

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	Fiscal 2010				Fiscal 2009
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	54,089,250	1.23	(783,484)	(0.18)	54,872,734	1.41
Loans and Bills Discounted	25,672,579	1.30	(2,530,682)	(0.15)	28,203,262	1.46
Securities	22,193,760	1.01	2,756,743	(0.37)	19,437,017	1.39

Source of Funds	53,363,799	0.50	(1,729,417)	(0.09)	55,093,216	0.59
Deposits	18,199,789	0.27	389,036	(0.10)	17,810,753	0.37
NCDs	8,725,240	0.24	1,053,934	(0.05)	7,671,306	0.29
Debentures	366,867	0.93	(713,318)	0.13	1,080,186	0.79
Call Money	11,945,646	0.32	(380,388)	(0.12)	12,326,035	0.44
Payables under Repurchase Agreements	4,256,235	0.25	(330,464)	(0.03)	4,586,700	0.28
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,966,329	2.06	(2,222,639)	0.38	6,188,968	1.68

(Domestic Operations)

Use of Funds	37,271,489	0.86	(340,158)	(0.09)	37,611,647	0.96
Loans and Bills Discounted	17,460,191	1.07	(1,668,388)	(0.14)	19,128,579	1.22
Securities	16,488,020	0.69	2,262,989	(0.03)	14,225,031	0.73

Source of Funds	36,769,497	0.32	(586,375)	(0.07)	37,355,872	0.39
Deposits	9,556,395	0.12	763,883	(0.04)	8,792,512	0.16
NCDs	7,213,513	0.12	845,613	(0.09)	6,367,899	0.21
Debentures	366,867	0.93	(713,318)	0.13	1,080,186	0.79
Call Money	11,731,041	0.31	(269,865)	(0.12)	12,000,906	0.44
Payables under Repurchase Agreements	611,867	0.12	(214,149)	(0.01)	826,016	0.14
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,000,014	0.45	(1,645,406)	0.13	3,645,420	0.31

(International Operations)

Use of Funds	18,081,052	1.91	(1,175,554)	(0.27)	19,256,607	2.18
Loans and Bills Discounted	8,212,388	1.80	(862,294)	(0.17)	9,074,682	1.98
Securities	5,705,740	1.95	493,754	(1.23)	5,211,985	3.19

Source of Funds	17,857,594	0.86	(1,875,270)	(0.09)	19,732,864	0.95
Deposits	8,643,394	0.43	(374,846)	(0.14)	9,018,241	0.58
NCDs	1,511,727	0.81	208,321	0.09	1,303,406	0.71
Debentures	—	—	—	—	—	—
Call Money	214,605	1.02	(110,523)	0.38	325,128	0.64
Payables under Repurchase Agreements	3,644,368	0.27	(116,315)	(0.04)	3,760,683	0.31
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,966,315	3.70	(577,233)	0.06	2,543,548	3.63

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2010				Fiscal 2009
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	5,634,310	1.11	(263,281)	(0.12)	5,897,591	1.24
Loans and Bills Discounted	3,324,557	1.39	(218,173)	(0.13)	3,542,731	1.53
Securities	1,792,647	0.76	(75,259)	(0.05)	1,867,907	0.81

Source of Funds	5,541,401	0.36	(301,411)	(0.12)	5,842,813	0.48
Deposits	2,319,596	0.30	(334,392)	(0.13)	2,653,988	0.44
NCDs	786,974	0.16	17,306	(0.14)	769,667	0.30
Debentures	—	—	—	—	—	—
Call Money	557,903	0.14	(94,963)	(0.07)	652,866	0.21
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	529,171	0.17	86,585	(0.04)	442,585	0.22

(Domestic Operations)

Use of Funds	5,324,276	1.07	(276,130)	(0.11)	5,600,407	1.19
Loans and Bills Discounted	3,273,789	1.39	(216,761)	(0.12)	3,490,550	1.52
Securities	1,368,170	0.58	(65,933)	(0.01)	1,434,103	0.59

Source of Funds	5,228,547	0.36	(313,717)	(0.12)	5,542,265	0.49
Deposits	2,307,894	0.30	(332,295)	(0.13)	2,640,190	0.44
NCDs	786,974	0.16	17,306	(0.14)	769,667	0.30
Debentures	—	—	—	—	—	—
Call Money	543,619	0.12	(89,476)	(0.06)	633,095	0.18
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	529,151	0.17	88,114	(0.04)	441,036	0.21

(International Operations)

Use of Funds	802,499	0.89	104,625	(0.30)	697,874	1.19
Loans and Bills Discounted	50,768	1.52	(1,412)	(0.34)	52,180	1.87
Securities	424,477	1.34	(9,326)	(0.20)	433,803	1.55

Source of Funds	805,321	0.30	104,082	(0.10)	701,238	0.41
Deposits	11,701	0.20	(2,097)	(0.22)	13,798	0.42
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	14,284	0.58	(5,486)	(0.32)	19,770	0.91
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	20	1.17	(1,528)	(0.03)	1,548	1.21

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Bonds	140,658	115,092	25,565
Gains on Sales and Others	236,118	113,510	122,607
Losses on Sales and Others	(84,429)	(1,373)	(83,056)
Impairment (Devaluation)	(6,553)	7,278	(13,831)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,476)	(4,323)	(153)

	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Stocks	(76,194)	(87,267)	11,072
Gains on Sales	39,988	(58,945)	98,934
Losses on Sales	(26,873)	(9,701)	(17,171)
Impairment (Devaluation)	(87,369)	(47,646)	(39,722)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(134)	(188)	53
Gains (Losses) on Derivatives other than for Trading	(1,805)	29,215	(31,021)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Bonds	32,974	30,177	2,797
Gains on Sales and Others	61,358	3,089	58,268
Losses on Sales and Others	(21,551)	29,082	(50,633)
Impairment (Devaluation)	(6,362)	(2,181)	(4,180)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(469)	187	(657)

	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Stocks	(8,368)	(7,679)	(688)
Gains on Sales	5,124	(22,874)	27,999
Losses on Sales	(4,782)	(1,771)	(3,011)
Impairment (Devaluation)	(8,986)	(3,871)	(5,114)
Reversal of (Provision for) Reserve for Possible Losses on Investments	9	35	(26)
Gains (Losses) on Derivatives other than for Trading	265	20,802	(20,536)

*	Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Bonds	97,109	81,292	15,816
Gains on Sales and Others	161,770	105,771	55,998
Losses on Sales and Others	(60,101)	(29,569)	(30,532)
Impairment (Devaluation)	(162)	9,446	(9,609)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,397)	(4,356)	(40)

	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Stocks	(64,490)	(76,595)	12,105
Gains on Sales	30,516	(38,194)	68,711
Losses on Sales	(20,503)	(7,234)	(13,269)
Impairment (Devaluation)	(72,248)	(39,272)	(32,976)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(143)	(223)	79
Gains (Losses) on Derivatives other than for Trading	(2,111)	8,328	(10,439)
* Figures include gains on Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking
	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Bonds	10,574	3,622	6,951
Gains on Sales and Others	12,988	4,649	8,339
Losses on Sales and Others	(2,777)	(886)	(1,890)
Impairment (Devaluation)	(28)	13	(41)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	390	(154)	544

	Fiscal 2010		Fiscal 2009
		Change
Net Gains (Losses) related to Stocks	(3,335)	(2,991)	(343)
Gains on Sales	4,347	2,123	2,223
Losses on Sales	(1,588)	(696)	(891)
Impairment (Devaluation)	(6,134)	(4,502)	(1,631)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0)	(0)	—
Gains (Losses) on Derivatives other than for Trading	39	84	(44)

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2011				As of September 30, 2010			As of March 31, 2010
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	44,145,985	(632)	651,510	652,143	96,879	668,632	571,753	275,594	772,825	497,230
Japanese Stocks	2,640,699	205,734	456,414	250,680	86,813	377,325	290,512	340,890	549,344	208,453
Japanese Bonds	33,472,879	(11,334)	92,186	103,520	118,012	146,096	28,084	74,214	120,978	46,764
Japanese Government Bonds	29,289,584	1,078	52,164	51,085	79,337	81,135	1,798	60,531	69,862	9,331
Other	8,032,406	(195,033)	102,909	297,943	(107,946)	145,210	253,156	(139,509)	102,502	242,012

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥(1,242) million, ¥(5,562) million and ¥7,910 million, which were recognized in the statement of income for March 31, 2011, September 30, 2010 and March 31, 2010, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2011, September 30, 2010 and March 31, 2010 are ¥609 million, ¥ 102,441 million and ¥267,684 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2011, September 30, 2010 and March 31, 2010 are ¥(21,648) million, ¥32,505 million and ¥176,931 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2011				As of September 30, 2010			As of March 31, 2010
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	1,202,123	6,097	7,365	1,268	12,402	12,402	—	4,033	4,427	394

Non-Consolidated

(1) Other Securities

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2011				As of September 30, 2010			As of March 31, 2010
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	43,565,823	(15,216)	635,040	650,256	89,673	656,279	566,605	259,980	744,976	484,996
Japanese Stocks	2,600,186	181,725	447,585	265,859	59,239	363,542	304,302	299,474	519,332	219,857
Japanese Bonds	33,128,150	(12,124)	91,337	103,462	117,248	145,298	28,050	73,396	120,153	46,757
Japanese Government Bonds	29,023,100	476	51,551	51,075	78,559	80,354	1,795	59,744	69,072	9,328
Other	7,837,486	(184,817)	96,116	280,934	(86,813)	147,438	234,252	(112,891)	105,490	218,381

Mizuho Bank
Other Securities	19,296,095	(44,682)	163,689	208,371	(636)	178,274	178,910	4,703	162,721	158,018
Japanese Stocks	701,504	(8,101)	96,532	104,634	(38,483)	67,620	106,103	13,139	96,649	83,509
Japanese Bonds	16,451,839	(1,996)	47,018	49,014	48,880	73,407	24,526	19,131	51,686	32,554
Japanese Government Bonds	13,583,743	25,381	35,528	10,147	48,080	48,847	767	37,377	40,078	2,700
Other	2,142,752	(34,584)	20,137	54,721	(11,033)	37,246	48,280	(27,568)	14,385	41,953

Mizuho Corporate Bank
Other Securities	22,156,570	3,834	414,419	410,585	55,533	416,219	360,686	216,408	512,947	296,538
Japanese Stocks	1,711,470	154,118	304,667	150,548	68,713	253,923	185,210	239,283	364,862	125,578
Japanese Bonds	15,159,575	(15,248)	36,400	51,648	56,775	60,054	3,279	48,744	60,469	11,724
Japanese Government Bonds	13,958,785	(29,701)	8,627	38,329	19,207	20,225	1,017	16,229	21,471	5,241
Other	5,285,524	(135,036)	73,351	208,388	(69,955)	102,241	172,197	(71,619)	87,615	159,235

Mizuho Trust & Banking
Other Securities	2,113,156	25,630	56,930	31,299	34,777	61,785	27,007	38,868	69,308	30,440
Japanese Stocks	187,212	35,708	46,385	10,676	29,009	41,997	12,988	47,051	57,820	10,769
Japanese Bonds	1,516,735	5,119	7,917	2,798	11,592	11,836	244	5,520	7,998	2,478
Japanese Government Bonds	1,480,571	4,796	7,395	2,598	11,270	11,281	10	6,137	7,523	1,385
Other	409,209	(15,197)	2,627	17,824	(5,824)	7,950	13,774	(13,703)	3,489	17,193

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥11,874 million, ¥10,591 million and ¥29,345 million, which were recognized in the statement of income for March 31, 2011, September 30, 2010 and March 31, 2010, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2011, September 30, 2010 and March 31, 2010 are ¥(27,091) million, ¥79,082 million and ¥230,635 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2011, September 30, 2010 and March 31, 2010 are as follows:

	(Millions of yen)
	As of March 31, 2011	As of September 30, 2010	As of March 31, 2010
Aggregated Figures	(33,231)	22,076	161,736
Mizuho Bank	(58,823)	(16,891)	(7,084)
Mizuho Corporate Bank	3,011	12,483	137,595
Mizuho Trust & Banking	22,580	26,484	31,225

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregated Figures of the 3 Banks

(Millions of yen)
	As of March 31, 2011				As of September 30, 2010			As of March 31, 2010
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	1,200,615	6,091	7,360	1,268	12,391	12,391	—	4,019	4,413	394
Mizuho Bank	1,200,615	6,091	7,360	1,268	12,391	12,391	—	4,019	4,413	394
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2011				As of September 30, 2010			As of March 31, 2010
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	426,314	(157,081)	—	157,081	(189,704)	—	189,704	(106,406)	—	106,406
Mizuho Bank	88,274	(35,614)	—	35,614	(34,339)	—	34,339	(26,371)	—	26,371
Mizuho Corporate Bank	338,039	(121,466)	—	121,466	(155,364)	—	155,364	(80,034)	—	80,034
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)

	(Millions of yen)
Investments in Subsidiaries and Affiliates	137,171	143,629	143,629	—	108,730	108,730	—	178,808	178,808	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
	Unrealized Gains/Losses
		Change from September 30, 2010	Change from March 31, 2010	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	609	(101,832)	(267,075)	102,441	267,684
Japanese Stocks	205,734	118,921	(135,155)	86,813	340,890
Japanese Bonds	(12,923)	(130,971)	(68,877)	118,048	55,953
Japanese Government Bonds	(510)	(79,882)	(47,270)	79,372	46,759
Other	(192,201)	(89,782)	(63,042)	(102,419)	(129,159)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
	Unrealized Gains/Losses
		Change from September 30, 2010	Change from March 31, 2010	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	(27,091)	(106,173)	(257,726)	79,082	230,635
Japanese Stocks	181,725	122,485	(117,748)	59,239	299,474
Japanese Bonds	(13,713)	(130,997)	(68,849)	117,283	55,135
Japanese Government Bonds	(1,112)	(79,707)	(47,085)	78,594	45,973
Other	(195,103)	(97,662)	(71,128)	(97,441)	(123,975)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of March 31, 2011				Change				Maturity as of March 31, 2010
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	14,882.1	15,151.5	2,956.5	1,192.1	(964.9)	2,600.4	837.6	(314.9)	15,847.1	12,551.0	2,118.9	1,507.0
Japanese Government Bonds	14,065.9	13,173.9	2,529.9	320.2	(1,274.8)	2,443.0	740.8	(467.5)	15,340.8	10,730.8	1,789.0	787.7
Japanese Local Government Bonds	9.5	157.5	60.2	0.9	(6.3)	64.0	13.6	(0.0)	15.8	93.4	46.5	0.9
Japanese Corporate Bonds	806.6	1,820.1	366.3	871.0	316.2	93.3	83.1	152.7	490.4	1,726.7	283.2	718.3
Other	1,184.5	2,997.1	1,000.9	1,867.3	(6.4)	(1,129.4)	330.7	173.6	1,191.0	4,126.6	670.2	1,693.7

Mizuho Bank

Japanese Bonds	6,170.9	9,502.9	1,186.6	736.9	(2,814.4)	2,600.7	608.9	(222.7)	8,985.4	6,902.2	577.7	959.7
Japanese Government Bonds	5,420.0	8,104.7	990.0	194.2	(3,125.8)	2,556.1	575.7	(387.8)	8,545.9	5,548.5	414.2	582.0
Japanese Local Government Bonds	8.8	135.9	10.0	—	(4.5)	49.6	(22.9)	—	13.4	86.2	32.9	—
Japanese Corporate Bonds	742.0	1,262.3	186.6	542.7	315.9	(4.9)	56.0	165.1	426.0	1,267.3	130.5	377.6
Other	113.9	776.1	157.3	989.6	25.0	(236.9)	10.6	(89.7)	88.9	1,013.1	146.6	1,079.3

Mizuho Corporate Bank

Japanese Bonds	8,369.7	4,976.6	1,299.7	435.2	1,645.3	(464.9)	238.4	(21.1)	6,724.3	5,441.5	1,061.3	456.3
Japanese Government Bonds	8,313.4	4,416.7	1,077.4	106.0	1,643.6	(572.2)	169.6	(23.8)	6,669.7	4,988.9	907.7	129.8
Japanese Local Government Bonds	0.3	20.8	47.7	0.9	(0.1)	14.8	37.7	(0.0)	0.4	5.9	9.9	0.9
Japanese Corporate Bonds	56.0	539.1	174.6	328.2	1.9	92.4	31.0	2.8	54.0	446.6	143.6	325.4
Other	1,014.8	2,039.7	769.2	877.1	(43.8)	(787.6)	326.3	291.5	1,058.7	2,827.4	442.9	585.6

Mizuho Trust & Banking

Japanese Bonds	341.4	671.9	470.0	20.0	204.0	464.5	(9.7)	(70.9)	137.3	207.3	479.7	90.9
Japanese Government Bonds	332.5	652.5	462.5	20.0	207.3	459.1	(4.5)	(55.8)	125.1	193.3	467.0	75.8
Japanese Local Government Bonds	0.3	0.8	2.4	—	(1.5)	(0.4)	(1.1)	—	1.8	1.2	3.6	—
Japanese Corporate Bonds	8.5	18.6	5.0	—	(1.6)	5.8	(4.0)	(15.1)	10.2	12.7	9.1	15.1
Other	55.7	181.2	74.3	0.4	12.3	(104.8)	(6.3)	(28.1)	43.3	286.0	80.6	28.6

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2011				Change				As of March 31, 2010
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	9,132.8	13,371.6	3,533.1	26,037.5	2,444.1	819.6	672.3	3,936.1	6,688.6	12,552.0	2,860.8	22,101.4
Receive Float / Pay Fixed	1,440.4	2,531.0	2,506.1	6,477.6	423.8	660.8	1,002.2	2,086.8	1,016.6	1,870.1	1,503.9	4,390.7
Receive Float / Pay Float	—	154.8	30.0	184.8	(0.9)	—	—	(0.9)	0.9	154.8	30.0	185.7
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	10,573.2	16,057.4	6,069.2	32,699.9	2,866.9	1,480.4	1,674.5	6,022.0	7,706.2	14,576.9	4,394.7	26,677.9

Mizuho Bank

Receive Fixed / Pay Float	6,629.0	6,067.1	262.4	12,958.6	2,582.2	785.1	(93.5)	3,273.8	4,046.8	5,282.0	355.9	9,684.7
Receive Float / Pay Fixed	—	—	613.9	613.9	—	—	227.0	227.0	—	—	386.9	386.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	6,629.0	6,067.1	876.3	13,572.5	2,582.2	785.1	133.4	3,500.8	4,046.8	5,282.0	742.8	10,071.6

Mizuho Corporate Bank

Receive Fixed / Pay Float	2,503.8	7,304.4	3,255.7	13,063.9	(138.0)	174.4	790.8	827.2	2,641.8	7,129.9	2,464.8	12,236.6
Receive Float / Pay Fixed	1,380.4	2,346.0	1,852.2	5,578.7	463.8	645.8	800.2	1,909.8	916.6	1,700.1	1,052.0	3,668.8
Receive Float / Pay Float	—	154.8	30.0	184.8	(0.9)	—	—	(0.9)	0.9	154.8	30.0	185.7
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,884.2	9,805.2	5,137.9	18,827.4	324.7	820.3	1,591.0	2,736.1	3,559.4	8,984.9	3,546.8	16,091.2

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	15.0	15.0	—	(140.0)	(25.0)	(165.0)	—	140.0	40.0	180.0
Receive Float / Pay Fixed	60.0	185.0	40.0	285.0	(40.0)	15.0	(25.0)	(50.0)	100.0	170.0	65.0	335.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	60.0	185.0	55.0	300.0	(40.0)	(125.0)	(50.0)	(215.0)	100.0	310.0	105.0	515.0
(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2011			Change			As of March 31, 2010
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	784.3	551.8	232.5	(66.9)	(83.6)	16.6	851.3	635.4	215.8
Mizuho Bank	83.6	76.7	6.9	(33.7)	(11.3)	(22.3)	117.3	88.0	29.2
Mizuho Corporate Bank	633.2	399.0	234.2	(38.9)	(76.7)	37.8	672.1	475.8	196.3
Mizuho Trust & Banking	67.4	76.0	(8.5)	5.6	4.4	1.1	61.8	71.6	(9.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregated Figures of the 3 Banks

		(Millions of yen)
		As of March 31, 2011	Change	As of March 31, 2010
Projected Benefit Obligations	(A)	1,078,952	(719)	1,079,671
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	1,152,516	(62,609)	1,215,125
Unrecognized Actuarial Differences	(C)	406,149	34,429	371,720
Prepaid Pension Cost	(D)	479,713	(27,460)	507,174
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Bank

Projected Benefit Obligations	(A)	638,227	2,086	636,141
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	682,026	(30,335)	712,361
Unrecognized Actuarial Differences	(C)	249,470	11,158	238,312
Prepaid Pension Cost	(D)	293,269	(21,262)	314,532
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank

Projected Benefit Obligations	(A)	319,742	(3,357)	323,100
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	342,004	(25,877)	367,882
Unrecognized Actuarial Differences	(C)	117,862	19,014	98,847
Prepaid Pension Cost	(D)	140,124	(3,505)	143,629
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking

Projected Benefit Obligations	(A)	120,982	552	120,430
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	128,485	(6,396)	134,881
Unrecognized Actuarial Differences	(C)	38,816	4,256	34,560
Prepaid Pension Cost	(D)	46,319	(2,692)	49,011
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregated Figures of the 3 Banks

		(Millions of yen)
		Fiscal 2010		Fiscal 2009
			Change
Service Cost		(16,795)	(325)	(16,470)
Interest Cost		(26,991)	134	(27,126)
Expected Return on Plan Assets		37,381	24,780	12,600
Accumulation (Amortization) of Unrecognized Actuarial Differences		(74,069)	19,372	(93,442)
Other		(4,325)	261	(4,586)

Total		(84,800)	44,224	(129,025)

Mizuho Bank

Service Cost		(10,824)	(264)	(10,559)
Interest Cost		(15,903)	6	(15,909)
Expected Return on Plan Assets		18,307	14,986	3,320
Accumulation (Amortization) of Unrecognized Actuarial Differences		(47,637)	12,040	(59,678)
Other		(2,967)	353	(3,321)

Total		(59,025)	27,122	(86,147)

Mizuho Corporate Bank

Service Cost		(3,689)	(8)	(3,681)
Interest Cost		(8,077)	115	(8,193)
Expected Return on Plan Assets		14,450	7,626	6,823
Accumulation (Amortization) of Unrecognized Actuarial Differences		(18,187)	5,597	(23,785)
Other		(936)	(25)	(910)

Total		(16,441)	13,306	(29,747)

Mizuho Trust & Banking

Service Cost		(2,281)	(52)	(2,228)
Interest Cost		(3,010)	12	(3,023)
Expected Return on Plan Assets		4,623	2,167	2,456
Accumulation (Amortization) of Unrecognized Actuarial Differences		(8,244)	1,734	(9,978)
Other		(420)	(66)	(354)

Total		(9,334)	3,795	(13,129)

Consolidated

		(Millions of yen)
		As of March 31, 2011 (Fiscal 2010)		As of March 31, 2010 (Fiscal 2009)
			Change
Projected Benefit Obligations	(A)	1,207,229	6,260	1,200,969

Total Fair Value of Plan Assets	(B)	1,215,987	(51,212)	1,267,199
Unrecognized Actuarial Differences	(C)	420,438	35,772	384,665
Prepaid Pension Cost	(D)	464,812	(20,346)	485,159
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	35,615	1,352	34,263

Income (Expenses) related to Employee Retirement Benefits		(98,994)	44,994	(143,989)

3-18

9. Capital Adequacy Ratio	Mizuho Financial Group, Inc.

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
	(Preliminary)	Change from September 30, 2010	Change from March 31, 2010
(1) Capital Adequacy Ratio	15.30	(0.10)	1.84	15.40	13.46
Tier 1 Capital Ratio	11.93	0.15	2.84	11.78	9.09
(2) Tier 1 Capital	6,170.2	(89.9)	996.7	6,260.1	5,173.4
Common Stock and Preferred Stock	2,181.3	—	375.8	2,181.3	1,805.5
Capital Surplus	937.6	—	385.5	937.6	552.1
Retained Earnings	1,132.3	71.7	277.6	1,060.6	854.6
Less: Treasury Stock	3.1	0.0	(1.9)	3.1	5.1
Less: Dividends (estimate), etc.	140.0	140.0	5.1	—	134.9
Less: Unrealized Losses on Other Securities	7.0	7.0	7.0	—	—
Foreign Currency Translation Adjustments	(103.9)	(3.5)	(11.2)	(100.3)	(92.6)
Minority Interests in Consolidated Subsidiaries	2,269.6	(10.1)	(19.4)	2,279.7	2,289.0
Preferred Securities Issued by Overseas SPCs	1,919.8	0.6	(18.0)	1,919.1	1,937.8
Other	(96.5)	(0.8)	(1.3)	(95.6)	(95.1)
(3) Tier 2 Capital	2,103.4	(159.5)	(622.0)	2,262.9	2,725.4
Tier 2 Capital Included as Qualifying Capital	2,103.4	(159.5)	(622.0)	2,262.9	2,725.4
45% of Unrealized Gains on Other Securities	—	(48.4)	(122.6)	48.4	122.6
45% of Revaluation Reserve for Land	106.2	(0.1)	(0.5)	106.4	106.7
General Reserve for Possible Losses on Loans, etc.	4.9	0.3	(0.5)	4.5	5.4
Debt Capital, etc.	1,992.2	(111.2)	(498.3)	2,103.4	2,490.5
Perpetual Subordinated Debt and Other Debt Capital	343.6	(22.4)	(242.7)	366.0	586.3
Dated Subordinated Debt and Redeemable Preferred Stock	1,648.6	(88.8)	(255.5)	1,737.4	1,904.2
(4) Deductions for Total Risk-based Capital	362.6	20.2	121.8	342.4	240.8
(5) Total Risk-based Capital (2)+(3)-(4)	7,910.9	(269.7)	252.9	8,180.7	7,658.0
(6) Risk-weighted Assets	51,693.8	(1,427.3)	(5,169.4)	53,121.1	56,863.2
Credit Risk Assets	46,997.1	(1,299.9)	(4,911.6)	48,297.1	51,908.7
On-balance-sheet Items	38,958.0	(700.3)	(3,838.2)	39,658.3	42,796.2
Off-balance-sheet Items	8,039.0	(599.6)	(1,073.3)	8,638.7	9,112.4
Market Risk Equivalent Assets	1,389.2	53.9	91.2	1,335.3	1,297.9
Operational Risk Equivalent Assets	3,307.4	(181.3)	(349.0)	3,488.7	3,656.5
Adjusted Floor Amount	—	—	—	—	—

(Reference)
Prime Capital Ratio *	8.15	0.05	2.53	8.10	5.62

*	Prime Capital (Tier 1 Capital (2) – preferred securities – preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets (6)

3-19

Mizuho Financial Group, Inc.

	(%, Billions of yen)
Mizuho Bank	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
Domestic Standard	(Preliminary)	Change from September 30, 2010	Change from March 31, 2010
(1) Capital Adequacy Ratio	14.91	1.90	2.03	13.01	12.88
Tier 1 Capital Ratio	10.38	1.98	2.64	8.40	7.74
(2) Tier 1 Capital	2,374.7	401.9	508.4	1,972.8	1,866.2
(3) Tier 2 Capital	1,129.5	(44.4)	(176.9)	1,174.0	1,306.5
(4) Deductions for Total Risk-based Capital	93.4	2.9	25.2	90.5	68.2
(5) Total Risk-based Capital (2)+(3)-(4)	3,410.8	354.4	306.2	3,056.4	3,104.6
(6) Risk-weighted Assets	22,868.8	(613.8)	(1,230.4)	23,482.6	24,099.2

Mizuho Corporate Bank

BIS Standard
(1) Capital Adequacy Ratio	18.80	1.65	2.80	17.15	16.00
Tier 1 Capital Ratio	16.10	1.72	3.53	14.38	12.57
(2) Tier 1 Capital	4,528.8	400.4	614.5	4,128.3	3,914.2
(3) Tier 2 Capital	881.2	(45.6)	(358.0)	926.9	1,239.3
(4) Deductions for Total Risk-based Capital	122.9	(11.2)	(47.4)	134.1	170.3
(5) Total Risk-based Capital (2)+(3)-(4)	5,287.1	366.0	303.8	4,921.1	4,983.2
(6) Risk-weighted Assets	28,121.6	(572.3)	(3,007.1)	28,694.0	31,128.7

Mizuho Trust & Banking

BIS Standard
(1) Capital Adequacy Ratio	16.34	(0.54)	0.61	16.88	15.73
Tier 1 Capital Ratio	12.11	0.90	2.04	11.21	10.07
(2) Tier 1 Capital	296.8	5.8	15.8	291.0	280.9
(3) Tier 2 Capital	110.8	(44.3)	(52.9)	155.2	163.7
(4) Deductions for Total Risk-based Capital	7.2	(0.7)	1.5	8.0	5.7
(5) Total Risk-based Capital (2)+(3)-(4)	400.4	(37.8)	(38.5)	438.2	438.9
(6) Risk-weighted Assets	2,449.6	(145.3)	(340.3)	2,594.9	2,789.9

(Reference)
Mizuho Bank

BIS Standard
(1) Capital Adequacy Ratio	14.60	1.69	1.77	12.91	12.83
Tier 1 Capital Ratio	10.10	1.78	2.41	8.32	7.69
(2) Tier 1 Capital	2,324.5	362.3	458.2	1,962.1	1,866.2
(3) Tier 2 Capital	1,129.5	(44.4)	(184.4)	1,174.0	1,314.0
(4) Deductions for Total Risk-based Capital	93.8	2.9	25.2	90.8	68.5
(5) Total Risk-based Capital (2)+(3)-(4)	3,360.3	314.9	248.5	3,045.4	3,111.7
(6) Risk-weighted Assets	23,002.1	(581.2)	(1,237.4)	23,583.4	24,239.6

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
		%	Change from September 30, 2010%		Change from March 31, 2010%			%		%
Loans to Bankrupt Obligors	46,116	0.07	(22,116)	(0.03)	(30,761)	(0.05)	68,232	0.10	76,877	0.12
Non-Accrual Delinquent Loans	660,718	1.05	(61,669)	(0.11)	(80,037)	(0.13)	722,387	1.16	740,756	1.19
Loans Past Due for 3 Months or More	25,034	0.03	(2,906)	(0.00)	14,839	0.02	27,940	0.04	10,195	0.01
Restructured Loans	496,991	0.79	(13,039)	(0.03)	21,932	0.02	510,031	0.82	475,058	0.76

Total	1,228,859	1.95	(99,731)	(0.18)	(74,028)	(0.13)	1,328,591	2.14	1,302,887	2.09

Total Loans	62,777,757	100.00	707,860		613,177		62,069,897	100.00	62,164,579	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	343,426		(79,011)		(144,655)		422,437		488,081

Trust Account

	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
		%	Change from September 30, 2010%		Change from March 31, 2010%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,095	11.86	(8)	0.65	(17)	1.18	3,104	11.20	3,113	10.68
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,095	11.86	(8)	0.65	(17)	1.18	3,104	11.20	3,113	10.68

Total Loans	26,089	100.00	(1,612)		(3,049)		27,701	100.00	29,138	100.00

Consolidated + Trust Account

	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
		%	Change from September 30, 2010%		Change from March 31, 2010%			%		%
Loans to Bankrupt Obligors	46,116	0.07	(22,116)	(0.03)	(30,761)	(0.05)	68,232	0.10	76,877	0.12
Non-Accrual Delinquent Loans	663,813	1.05	(61,678)	(0.11)	(80,055)	(0.13)	725,492	1.16	743,869	1.19
Loans Past Due for 3 Months or More	25,034	0.03	(2,906)	(0.00)	14,839	0.02	27,940	0.04	10,195	0.01
Restructured Loans	496,991	0.79	(13,039)	(0.02)	21,932	0.02	510,031	0.82	475,058	0.76

Total	1,231,955	1.96	(99,740)	(0.18)	(74,045)	(0.13)	1,331,696	2.14	1,306,001	2.09

Total Loans	62,803,846	100.00	706,247		610,128		62,097,598	100.00	62,193,718	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
		%	Change from September 30, 2010%		Change from March 31, 2010%			%		%
Loans to Bankrupt Obligors	43,563	0.06	(22,018)	(0.03)	(30,983)	(0.05)	65,581	0.10	74,546	0.11
Non-Accrual Delinquent Loans	646,944	1.02	(64,420)	(0.11)	(82,302)	(0.14)	711,365	1.14	729,247	1.17
Loans Past Due for 3 Months or More	25,034	0.03	(2,906)	(0.00)	14,839	0.02	27,940	0.04	10,195	0.01
Restructured Loans	398,204	0.63	(18,927)	(0.04)	(21,285)	(0.04)	417,131	0.67	419,490	0.67

Total	1,113,746	1.76	(108,273)	(0.20)	(119,732)	(0.21)	1,222,019	1.96	1,233,478	1.97

Total Loans	63,019,790	100.00	948,177		709,434		62,071,613	100.00	62,310,356	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	317,071		(71,537)		(136,374)		388,609		453,446

Mizuho Bank

Loans to Bankrupt Obligors	29,000	0.08	(11,066)	(0.03)	(21,086)	(0.06)	40,067	0.12	50,087	0.15
Non-Accrual Delinquent Loans	518,994	1.55	14,562	0.03	11,989	(0.00)	504,432	1.51	507,005	1.56
Loans Past Due for 3 Months or More	24,937	0.07	(2,329)	(0.00)	15,803	0.04	27,266	0.08	9,134	0.02
Restructured Loans	244,701	0.73	(5,995)	(0.02)	(2,894)	(0.02)	250,696	0.75	247,596	0.76

Total	817,635	2.44	(4,829)	(0.02)	3,810	(0.05)	822,464	2.47	813,824	2.50

Total Loans	33,376,277	100.00	97,269		908,630		33,279,008	100.00	32,467,647	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	202,645		(34,334)		(72,913)		236,979		275,559

Mizuho Corporate Bank

Loans to Bankrupt Obligors	12,965	0.04	(8,908)	(0.03)	(7,817)	(0.02)	21,874	0.08	20,782	0.07
Non-Accrual Delinquent Loans	89,746	0.34	(79,840)	(0.32)	(101,468)	(0.38)	169,587	0.66	191,215	0.72
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	139,969	0.53	(10,829)	(0.06)	(18,987)	(0.07)	150,798	0.59	158,957	0.60

Total	242,681	0.92	(99,579)	(0.42)	(128,273)	(0.48)	342,261	1.34	370,955	1.40

Total Loans	26,367,776	100.00	941,076		12,126		25,426,700	100.00	26,355,649	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	102,571		(32,205)		(56,270)		134,776		158,841

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	1,596	0.04	(2,042)	(0.05)	(2,079)	(0.05)	3,639	0.10	3,675	0.10
Non-Accrual Delinquent Loans	35,107	1.08	866	0.05	7,194	0.27	34,240	1.02	27,912	0.80
Loans Past Due for 3 Months or More	96	0.00	(577)	(0.01)	(964)	(0.02)	673	0.02	1,060	0.03
Restructured Loans	13,533	0.41	(2,102)	(0.05)	597	0.04	15,636	0.46	12,936	0.37

Total	50,334	1.54	(3,855)	(0.07)	4,748	0.23	54,190	1.62	45,585	1.31

Total Loans	3,249,647	100.00	(88,555)		(208,273)		3,338,203	100.00	3,457,921	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	11,854		(4,998)		(7,190)		16,853		19,045

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,095	11.86	(8)	0.65	(17)	1.18	3,104	11.20	3,113	10.68
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,095	11.86	(8)	0.65	(17)	1.18	3,104	11.20	3,113	10.68

Total Loans	26,089	100.00	(1,612)		(3,049)		27,701	100.00	29,138	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Reserves for Possible Losses on Loans	760,762	(82,902)	(126,311)	843,664	887,073
General Reserve for Possible Losses on Loans	501,450	(31,849)	(62,393)	533,299	563,843
Specific Reserve for Possible Losses on Loans	259,301	(51,053)	(63,739)	310,355	323,040
Reserve for Possible Losses on Loans to Restructuring Countries	10	0	(178)	9	188

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	416,313	(80,928)	(152,090)	497,241	568,404

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Reserves for Possible Losses on Loans	633,209	(88,425)	(142,320)	721,634	775,529
General Reserve for Possible Losses on Loans	463,167	(33,420)	(68,450)	496,588	531,617
Specific Reserve for Possible Losses on Loans	170,031	(55,005)	(73,691)	225,037	243,723
Reserve for Possible Losses on Loans to Restructuring Countries	10	0	(178)	9	188

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	389,139	(73,314)	(143,326)	462,454	532,465

Mizuho Bank

Reserves for Possible Losses on Loans	403,089	(12,411)	(37,797)	415,501	440,887
General Reserve for Possible Losses on Loans	284,166	(18,885)	(35,227)	303,052	319,394
Specific Reserve for Possible Losses on Loans	118,923	6,474	(2,570)	112,448	121,493
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	257,930	(36,085)	(78,349)	294,016	336,280

Mizuho Corporate Bank

Reserves for Possible Losses on Loans	211,992	(72,238)	(99,757)	284,231	311,750
General Reserve for Possible Losses on Loans	164,197	(11,472)	(29,655)	175,670	193,853
Specific Reserve for Possible Losses on Loans	47,784	(60,767)	(69,923)	108,551	117,708
Reserve for Possible Losses on Loans to Restructuring Countries	10	0	(178)	9	188

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	114,399	(32,307)	(57,739)	146,706	172,139

Mizuho Trust & Banking
Reserves for Possible Losses on Loans	18,127	(3,775)	(4,764)	21,902	22,891
General Reserve for Possible Losses on Loans	14,802	(3,062)	(3,567)	17,865	18,370
Specific Reserve for Possible Losses on Loans	3,324	(712)	(1,197)	4,037	4,521
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	(0)	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	16,809	(4,921)	(7,237)	21,731	24,046

*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥132 million, ¥211 million and ¥269 million for March 31, 2011, September 30, 2010 and March 31, 2010, respectively) are not included in the above figures for Trust Account.

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Mizuho Financial Group	61.90	(1.59)	(6.17)	63.50	68.08
* Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Total	57.01	(2.19)	(6.02)	59.20	63.03
Mizuho Bank	49.29	(1.21)	(4.87)	50.51	54.17
Mizuho Corporate Bank	87.35	4.30	3.31	83.04	84.03
Mizuho Trust & Banking (Banking Account)	36.01	(4.40)	(14.20)	40.41	50.21

*	Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	247,287	(11,998)	(25,824)	259,285	273,112
Claims with Collection Risk	559,415	(57,315)	(74,380)	616,730	633,795
Claims for Special Attention	522,127	(15,942)	36,756	538,070	485,371
Total	1,328,830	(85,255)	(63,449)	1,414,086	1,392,279

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	411,159	(80,828)	(151,721)	491,988	562,881

Trust Account

	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3,095	(8)	(17)	3,104	3,113
Claims for Special Attention	—	—	—	—	—
Total	3,095	(8)	(17)	3,104	3,113

Consolidated + Trust Account

	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	247,287	(11,998)	(25,824)	259,285	273,112
Claims with Collection Risk	562,511	(57,323)	(74,398)	619,835	636,909
Claims for Special Attention	522,127	(15,942)	36,756	538,070	485,371
Total	1,331,926	(85,264)	(63,466)	1,417,190	1,395,393

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
		%	Change from September 30, 2010%		Change from March 31, 2010%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	231,426	0.33	(14,387)	(0.02)	(26,672)	(0.04)	245,813	0.35	258,098	0.37
Claims with Collection Risk	553,243	0.79	(57,852)	(0.10)	(78,789)	(0.12)	611,095	0.89	632,032	0.91
Claims for Special Attention	423,341	0.60	(21,829)	(0.04)	(6,461)	(0.01)	445,170	0.65	429,802	0.62
Sub-total	1,208,010	1.72	(94,068)	(0.17)	(111,924)	(0.18)	1,302,079	1.90	1,319,934	1.91
Normal Claims	68,628,577	98.27	1,644,965	0.17	1,015,167	0.18	66,983,611	98.09	67,613,410	98.08

Total	69,836,587	100.00	1,550,896		903,242		68,285,691	100.00	68,933,345	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	384,363		(73,391)		(143,270)		457,754		527,633

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	175,795	0.49	(4,781)	(0.01)	(13,991)	(0.05)	180,577	0.50	189,787	0.54
Claims with Collection Risk	404,455	1.13	6,095	0.01	1,223	(0.02)	398,359	1.12	403,232	1.15
Claims for Special Attention	269,639	0.75	(8,324)	(0.02)	12,908	0.01	277,963	0.78	256,730	0.73
Sub-total	849,890	2.39	(7,010)	(0.02)	140	(0.05)	856,900	2.41	849,750	2.44
Normal Claims	34,703,705	97.60	66,260	0.02	785,806	0.05	34,637,445	97.58	33,917,899	97.55

Total	35,553,596	100.00	59,250		785,946		35,494,345	100.00	34,767,649	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	257,930		(36,085)		(78,349)		294,016		336,280

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	17,540	0.05	(13,346)	(0.04)	(11,896)	(0.03)	30,886	0.10	29,436	0.09
Claims with Collection Risk	119,458	0.38	(59,071)	(0.22)	(85,707)	(0.28)	178,530	0.60	205,166	0.67
Claims for Special Attention	139,969	0.45	(10,829)	(0.06)	(18,987)	(0.06)	150,798	0.51	158,957	0.52
Sub-total	276,968	0.89	(83,247)	(0.33)	(116,591)	(0.39)	360,215	1.22	393,560	1.28
Normal Claims	30,618,840	99.10	1,664,914	0.33	446,550	0.39	28,953,926	98.77	30,172,289	98.71

Total	30,895,808	100.00	1,581,666		329,958		29,314,141	100.00	30,565,849	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	114,399		(32,307)		(57,730)		146,706		172,129

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	38,090	1.13	3,740	0.13	(785)	0.04	34,349	0.99	38,875	1.08
Claims with Collection Risk	26,232	0.78	(4,867)	(0.12)	5,712	0.20	31,100	0.90	20,520	0.57
Claims for Special Attention	13,733	0.40	(2,674)	(0.06)	(381)	0.01	16,408	0.47	14,115	0.39
Sub-total	78,056	2.32	(3,802)	(0.05)	4,544	0.26	81,858	2.37	73,511	2.05
Normal Claims	3,283,037	97.67	(84,606)	0.05	(214,158)	(0.26)	3,367,643	97.62	3,497,196	97.94

Total	3,361,093	100.00	(88,408)		(209,613)		3,449,502	100.00	3,570,707	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	12,032		(4,998)		(7,191)		17,031		19,224

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	3,095	11.86	(8)	0.65	(17)	1.18	3,104	11.20	3,113	10.68
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,095	11.86	(8)	0.65	(17)	1.18	3,104	11.20	3,113	10.68
Normal Claims	22,993	88.13	(1,603)	(0.65)	(3,031)	(1.18)	24,596	88.79	26,025	89.31

Total	26,089	100.00	(1,612)		(3,049)		27,701	100.00	29,138	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	231.4	(14.3)	(26.6)	245.8	258.0
Collateral, Guarantees, and equivalent	212.6	(9.8)	(22.7)	222.5	235.3
Reserve for Possible Losses	18.7	(4.5)	(3.9)	23.2	22.7
Claims with Collection Risk	550.1	(57.8)	(78.7)	607.9	628.9
Collateral, Guarantees, and equivalent	299.0	(16.1)	(14.0)	315.1	313.1
Reserve for Possible Losses	162.9	(46.1)	(64.6)	209.1	227.6
Claims for Special Attention	423.3	(21.8)	(6.4)	445.1	429.8
Collateral, Guarantees, and equivalent	110.4	3.6	(3.6)	106.8	114.1
Reserve for Possible Losses	92.7	(10.9)	(9.9)	103.6	102.6
Total	1,204.9	(94.0)	(111.9)	1,298.9	1,316.8
Collateral, Guarantees, and equivalent	622.1	(22.3)	(40.4)	644.4	662.6
Reserve for Possible Losses	274.4	(61.6)	(78.5)	336.1	353.0

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	175.7	(4.7)	(13.9)	180.5	189.7
Collateral, Guarantees, and equivalent	170.1	(4.0)	(13.1)	174.2	183.2
Reserve for Possible Losses	5.6	(0.6)	(0.8)	6.3	6.5
Claims with Collection Risk	404.4	6.0	1.2	398.3	403.2
Collateral, Guarantees, and equivalent	231.3	(4.1)	(1.3)	235.5	232.7
Reserve for Possible Losses	113.1	7.1	(1.7)	106.0	114.9
Claims for Special Attention	269.6	(8.3)	12.9	277.9	256.7
Collateral, Guarantees, and equivalent	86.2	9.3	11.5	76.9	74.6
Reserve for Possible Losses	53.6	(8.7)	(7.5)	62.4	61.2
Total	849.8	(7.0)	0.1	856.9	849.7
Collateral, Guarantees, and equivalent	487.7	1.1	(2.9)	486.6	490.7
Reserve for Possible Losses	172.5	(2.2)	(10.1)	174.8	182.7

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	17.5	(13.3)	(11.8)	30.8	29.4
Collateral, Guarantees, and equivalent	16.4	(9.6)	(8.9)	26.1	25.4
Reserve for Possible Losses	1.0	(3.7)	(2.9)	4.7	3.9
Claims with Collection Risk	119.4	(59.0)	(85.7)	178.5	205.1
Collateral, Guarantees, and equivalent	46.6	(7.9)	(19.9)	54.6	66.5
Reserve for Possible Losses	46.5	(52.8)	(62.0)	99.4	108.5
Claims for Special Attention	139.9	(10.8)	(18.9)	150.7	158.9
Collateral, Guarantees, and equivalent	19.6	(5.2)	(14.8)	24.8	34.4
Reserve for Possible Losses	36.8	(1.7)	(2.2)	38.6	39.1
Total	276.9	(83.2)	(116.5)	360.2	393.5
Collateral, Guarantees, and equivalent	82.8	(22.8)	(43.7)	105.6	126.5
Reserve for Possible Losses	84.4	(58.4)	(67.2)	142.8	151.6

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	38.0	3.7	(0.7)	34.3	38.8
Collateral, Guarantees, and equivalent	26.0	3.8	(0.5)	22.2	26.6
Reserve for Possible Losses	12.0	(0.0)	(0.1)	12.1	12.2
Claims with Collection Risk	26.2	(4.8)	5.7	31.1	20.5
Collateral, Guarantees, and equivalent	20.9	(3.9)	7.2	24.9	13.7
Reserve for Possible Losses	3.2	(0.4)	(0.8)	3.6	4.0
Claims for Special Attention	13.7	(2.6)	(0.3)	16.4	14.1
Collateral, Guarantees, and equivalent	4.5	(0.4)	(0.4)	4.9	4.9
Reserve for Possible Losses	2.2	(0.4)	(0.0)	2.6	2.2
Total	78.0	(3.8)	4.5	81.8	73.5
Collateral, Guarantees, and equivalent	51.5	(0.6)	6.1	52.1	45.3
Reserve for Possible Losses	17.4	(0.9)	(1.1)	18.4	18.5

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.1	3.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

(2) Coverage Ratio	Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2011
		Change from September 30, 2010	Change from March 31, 2010	As of September 30, 2010	As of March 31, 2010
Coverage Amount	896.6	(83.9)	(119.0)	980.6	1,015.6
Reserves for Possible Losses on Loans	274.4	(61.6)	(78.5)	336.1	353.0
Collateral, Guarantees, and equivalent	622.1	(22.3)	(40.4)	644.4	662.6

	(%)
Coverage Ratio	74.4	(1.0)	(2.7)	75.5	77.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.9	(2.2)	(2.0)	86.2	85.9
Claims for Special Attention	48.0	0.7	(2.4)	47.2	50.4
Claims against Special Attention Obligors	51.8	2.2	(1.1)	49.5	52.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.8	(6.5)	(7.1)	71.4	72.0
Claims for Special Attention	29.6	(0.9)	(2.8)	30.6	32.5
Claims against Special Attention Obligors	31.3	(0.7)	(2.8)	32.0	34.1

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	21.96	(1.80)	(2.45)	23.76	24.41
Claims against Watch Obligors excluding Special Attention Obligors	4.34	0.15	(0.26)	4.18	4.60
Claims against Normal Obligors	0.20	(0.02)	(0.01)	0.22	0.21

Mizuho Bank

	(Billions of yen)
Coverage Amount	660.3	(1.1)	(13.1)	661.4	673.4
Reserves for Possible Losses on Loans	172.5	(2.2)	(10.1)	174.8	182.7
Collateral, Guarantees, and equivalent	487.7	1.1	(2.9)	486.6	490.7

	(%)
Coverage Ratio	77.6	0.5	(1.5)	77.1	79.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.1	(0.5)	(1.0)	85.7	86.2
Claims for Special Attention	51.8	1.7	(1.0)	50.1	52.9
Claims against Special Attention Obligors	56.3	4.0	0.7	52.2	55.5

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	65.4	0.2	(2.0)	65.1	67.4
Claims for Special Attention	29.2	(1.7)	(4.3)	31.0	33.6
Claims against Special Attention Obligors	31.0	(0.6)	(3.6)	31.7	34.6

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	19.65	(2.49)	(3.94)	22.15	23.60
Claims against Watch Obligors excluding Special Attention Obligors	4.28	0.14	(0.37)	4.13	4.65
Claims against Normal Obligors	0.23	(0.02)	(0.02)	0.26	0.25

Mizuho Corporate Bank

	(Billions of yen)
Coverage Amount	167.2	(81.2)	(110.9)	248.5	278.2
Reserves for Possible Losses on Loans	84.4	(58.4)	(67.2)	142.8	151.6
Collateral, Guarantees, and equivalent	82.8	(22.8)	(43.7)	105.6	126.5

	(%)
Coverage Ratio	60.3	(8.5)	(10.3)	68.9	70.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	78.0	(8.2)	(7.3)	86.3	85.3
Claims for Special Attention	40.3	(1.7)	(5.9)	42.1	46.3
Claims against Special Attention Obligors	43.8	(2.1)	(5.8)	45.9	49.6

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	63.9	(16.3)	(14.4)	80.2	78.3
Claims for Special Attention	30.6	(0.0)	(0.8)	30.6	31.4
Claims against Special Attention Obligors	32.8	(0.7)	(1.6)	33.6	34.5

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	27.53	0.09	0.93	27.43	26.59
Claims against Watch Obligors excluding Special Attention Obligors	4.45	0.20	(0.05)	4.25	4.51
Claims against Normal Obligors	0.16	(0.01)	(0.01)	0.18	0.17

3-28

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Coverage Amount	69.0	(1.5)	5.0	70.6	63.9
Reserves for Possible Losses on Loans	17.4	(0.9)	(1.1)	18.4	18.5
Collateral, Guarantees, and equivalent	51.5	(0.6)	6.1	52.1	45.3

	(%)
Coverage Ratio	88.4	2.1	1.4	86.3	87.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	92.3	0.1	5.4	92.1	86.9
Claims for Special Attention	49.1	2.5	(2.2)	46.5	51.3
Claims against Special Attention Obligors	42.2	(0.0)	(2.6)	42.3	44.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	61.7	1.5	1.2	60.1	60.4
Claims for Special Attention	23.9	0.7	(0.8)	23.2	24.8
Claims against Special Attention Obligors	21.8	(0.2)	(1.0)	22.1	22.9

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.10	(0.25)	(0.27)	16.36	16.38
Claims against Watch Obligors excluding Special Attention Obligors	4.15	(0.17)	(0.55)	4.33	4.71
Claims against Normal Obligors	0.21	(0.02)	0.00	0.23	0.21

3-29

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

3-30

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Up to Fiscal 2007	Fiscal 2008		Fiscal 2009		Fiscal 2010
		As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010	As of March 31, 2011
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks
											Change from September 30, 2010
Claims against Bankrupt and Substantially Bankrupt Obligors	2,494.9	124.8	114.4	102.0	86.8	81.7	37.8	5.2	27.8	70.9	(10.7)
Claims with Collection Risk	8,508.2	244.9	175.6	138.5	113.4	96.6	73.7	6.8	4.8	85.3	(11.2)
Amount Categorized as above up to Fiscal 2007	11,003.2	369.8	290.1	240.5	200.3	178.3	111.5	12.0	32.7	156.3	(21.9)
of which the amount which was in the process of being removed from the balance sheet	1,123.0	78.6	70.4	61.4	46.4	42.7	29.9	3.8	0.2	34.0	(8.6)
Claims against Bankrupt and Substantially Bankrupt Obligors		80.4	67.5	50.7	36.8	28.8	22.8	—	0.0	22.9	(5.9)
Claims with Collection Risk		189.7	85.3	65.0	34.3	21.0	18.1	0.0	0.6	18.7	(2.2)
Amount Newly Categorized as above during the First Half of Fiscal 2008		270.1	152.9	115.8	71.2	49.9	40.9	0.0	0.7	41.7	(8.2)
of which the amount which was in the process of being removed from the balance sheet		75.7	61.3	44.8	30.1	26.2	21.1	—	0.0	21.2	(5.0)
Claims against Bankrupt and Substantially Bankrupt Obligors			126.8	82.2	61.9	46.2	22.2	7.4	0.1	29.9	(16.2)
Claims with Collection Risk			336.9	184.7	100.0	62.1	33.3	8.4	1.0	42.7	(19.3)
Amount Newly Categorized as above during the Second Half of Fiscal 2008			463.8	267.0	161.9	108.3	55.6	15.9	1.1	72.7	(35.6)
of which the amount which was in the process of being removed from the balance sheet			96.5	72.6	55.7	40.7	19.4	6.2	0.1	25.9	(14.8)
Claims against Bankrupt and Substantially Bankrupt Obligors				43.6	36.6	32.2	17.1	2.7	1.6	21.4	(10.7)
Claims with Collection Risk				345.3	210.7	166.0	40.2	6.5	2.5	49.3	(116.7)
Amount Newly Categorized as above during the First Half of Fiscal 2009				389.0	247.4	198.3	57.3	9.2	4.1	70.8	(127.5)
of which the amount which was in the process of being removed from the balance sheet				39.2	31.5	28.9	16.4	2.7	1.6	20.8	(8.1)
Claims against Bankrupt and Substantially Bankrupt Obligors					35.7	24.8	21.0	1.0	7.2	29.3	4.5
Claims with Collection Risk					173.4	124.4	71.3	15.9	0.4	87.6	(36.8)
Amount Newly Categorized as above during the Second Half of Fiscal 2009					209.1	149.3	92.4	16.9	7.6	117.0	(32.3)
of which the amount which was in the process of being removed from the balance sheet					32.0	21.9	18.8	—	1.2	20.0	(1.9)
Claims against Bankrupt and Substantially Bankrupt Obligors						31.9	24.3	—	0.4	24.8	(7.0)
Claims with Collection Risk						140.6	70.2	2.9	13.5	86.7	(53.9)
Amount Newly Categorized as above during the First Half of Fiscal 2010						172.5	94.6	2.9	14.0	111.6	(60.9)
of which the amount which was in the process of being removed from the balance sheet						28.8	23.2	1.0	0.4	24.7	(4.0)
Claims against Bankrupt and Substantially Bankrupt Obligors							30.2	1.0	0.6	31.8	31.8
Claims with Collection Risk							97.4	78.8	6.2	182.5	182.5
Amount Newly Categorized as above during the Second Half of Fiscal 2010							127.6	79.8	6.9	214.4	214.4
of which the amount which was in the process of being removed from the balance sheet							29.9	—	0.6	30.5	30.5
Claims against Bankrupt and Substantially Bankrupt Obligors	—————	205.3	308.7	278.7	258.0	245.8	175.7	17.5	38.0	231.4	(14.3)
Claims with Collection Risk	—————	434.7	598.0	733.7	632.0	611.0	404.4	119.4	29.3	553.2	(57.8)
Total	—————	640.0	906.8	1,012.5	890.1	856.9	580.2	136.9	67.4	784.6	(72.2)
of which the amount which was in the process of being removed from the balance sheet		154.3	228.3	218.1	195.8	189.4	158.9	13.9	4.4	177.3	(12.0)

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of March 31, 2011	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to Fiscal 2007	11,003.2	156.3	10,846.8	98.5	98.8
First Half of Fiscal 2008	270.1	41.7	228.4	84.5	92.3
Second Half of Fiscal 2008	463.8	72.7	391.0	84.3	89.9
First Half of Fiscal 2009	389.0	70.8	318.2	81.7	87.1
Second Half of Fiscal 2009	209.1	117.0	92.1	44.0	53.6
First Half of Fiscal 2010	172.5	111.6	60.9	35.3	49.6
Second Half of Fiscal 2010	214.4	214.4	—————	—————	—————

Total	12,722.3	784.6	11,937.7	—————	—————

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet

3-31

Mizuho Financial Group, Inc.

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the Second Half of Fiscal 2010

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the Second Half of Fiscal 2010
	Up to Fiscal 2007	Fiscal 2008		Fiscal 2009		Fiscal 2010
		First Half	Second Half	First Half	Second Half	First Half
Liquidation	(36.3)	(7.6)	(4.7)	(2.4)	(0.8)	(0.0)	(52.2)
Restructuring	(0.0)	(2.4)	(1.2)	(72.3)	—	—	(76.2)
Improvement in Business Performance due to Restructuring	(0.0)	—	—	(0.0)	(0.0)	(0.0)	(0.1)
Loan Sales	(11.8)	(8.3)	(8.9)	(4.1)	(3.6)	(6.1)	(43.1)
Direct Write-off	47.5	16.6	6.9	19.4	(6.7)	(4.9)	78.8
Other	(21.1)	(6.4)	(27.5)	(67.9)	(21.0)	(49.7)	(193.8)
Debt recovery	(16.5)	(4.3)	(21.3)	(72.2)	(13.7)	(33.6)	(161.8)
Improvement in Business Performance	(4.6)	(2.0)	(6.2)	4.3	(7.2)	(16.1)	(32.0)

Total	(21.9)	(8.2)	(35.6)	(127.5)	(32.3)	(60.9)	(286.6)

Mizuho Bank

Liquidation	(23.6)	(5.2)	(3.1)	(2.4)	(0.8)	(0.0)	(35.4)
Restructuring	(0.0)	(0.7)	(0.0)	(0.5)	—	—	(1.4)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(11.8)	(8.0)	(8.4)	(1.7)	(0.5)	(0.0)	(30.7)
Direct Write-off	32.4	12.2	5.0	0.6	(4.7)	(5.5)	40.0
Other	(13.7)	(5.9)	(17.0)	(12.7)	(10.8)	(38.4)	(98.8)
Debt recovery	(9.1)	(3.8)	(11.0)	(9.1)	(3.7)	(22.6)	(59.6)
Improvement in Business Performance	(4.5)	(2.0)	(6.0)	(3.5)	(7.1)	(15.7)	(39.1)

Total	(16.9)	(7.6)	(23.7)	(16.8)	(17.1)	(44.0)	(126.3)

Mizuho Corporate Bank

Liquidation	(12.6)	—	—	0.0	—	—	(12.6)
Restructuring	—	(1.2)	(0.4)	(70.6)	—	—	(72.4)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	—	—	(0.0)	(2.0)	(3.0)	(6.1)	(11.2)
Direct Write-off	15.1	1.2	(0.9)	17.3	0.5	0.5	33.8
Other	(7.2)	0.0	(8.7)	(54.4)	(9.9)	(9.2)	(89.7)
Debt recovery	(7.2)	0.0	(8.6)	(62.4)	(9.9)	(9.2)	(97.6)
Improvement in Business Performance	—	—	(0.1)	8.0	—	—	7.8

Total	(4.8)	(0.0)	(10.2)	(109.8)	(12.4)	(14.9)	(152.2)

Mizuho Trust & Banking (Banking Account + Trust Account)

Liquidation	—	(2.4)	(1.6)	—	(0.0)	—	(4.0)
Restructuring	—	(0.4)	(0.7)	(1.2)	—	—	(2.3)
Improvement in Business Performance due to Restructuring	(0.0)	—	—	(0.0)	(0.0)	(0.0)	(0.1)
Loan Sales	(0.0)	(0.2)	(0.5)	(0.2)	—	—	(1.1)
Direct Write-off	0.0	3.1	2.8	1.4	(2.5)	(0.0)	4.9
Other	(0.1)	(0.5)	(1.6)	(0.7)	(0.1)	(2.0)	(5.3)
Debt recovery	(0.0)	(0.5)	(1.5)	(0.6)	(0.0)	(1.6)	(4.5)
Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.1)	(0.1)	(0.3)	(0.7)

Total	(0.1)	(0.5)	(1.6)	(0.8)	(2.7)	(2.0)	(8.0)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S from the Second Half of Fiscal 2000
	Up to First Half of Fiscal 2008*	In Second Half of Fiscal 2008	In First Half of Fiscal 2009	In Second Half of Fiscal 2009	In First Half of Fiscal 2010	In Second Half of Fiscal 2010
Liquidation	(1,590.7)	(49.2)	(15.0)	(16.0)	(19.2)	(52.2)	(1,742.7)
Restructuring	(1,844.4)	(0.0)	(4.0)	(16.6)	(12.8)	(76.2)	(1,954.1)
Improvement in Business Performance due to Restructuring	(181.7)	(0.0)	(0.0)	(2.9)	(0.1)	(0.1)	(185.1)
Loan Sales	(4,302.3)	(39.5)	(40.2)	(61.6)	(72.3)	(43.1)	(4,559.3)
Direct Write-off	3,383.9	22.9	(7.4)	(2.1)	68.2	78.8	3,544.3
Other	(6,097.8)	(130.9)	(216.5)	(232.0)	(169.3)	(193.8)	(7,040.5)
Debt recovery	—————	(92.5)	(133.3)	(156.7)	(109.7)	(161.8)	—————
Improvement in Business Performance	—————	(38.3)	(83.2)	(75.2)	(59.6)	(32.0)	—————

Total	(10,633.4)	(197.0)	(283.3)	(331.5)	(205.8)	(286.6)	(11,937.7)

*	From the Second Half of Fiscal 2000 to the First Half of Fiscal 2008.

3-32

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2010		Change from March 31, 2010		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	57,451.9	1,045.9	(83.4)	(90.8)	(232.1)	(82.3)	57,535.4	1,136.8	57,684.1	1,128.2
Manufacturing	7,220.0	246.7	(191.3)	23.0	(438.3)	46.0	7,411.3	223.7	7,658.3	200.7
Agriculture & Forestry	23.5	0.6	0.3	0.1	(0.4)	0.2	23.1	0.4	24.0	0.3
Fishery	0.7	0.0	(0.2)	—	(0.3)	—	0.9	0.0	1.0	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	154.0	—	0.8	—	2.4	(0.0)	153.1	—	151.5	0.0
Construction	927.6	59.0	(36.9)	(1.2)	(106.3)	0.4	964.5	60.2	1,034.0	58.6
Utilities	1,416.9	0.4	522.3	(0.5)	528.0	(0.3)	894.6	0.9	888.9	0.8
Communication	1,551.3	30.7	(120.5)	(0.1)	(108.2)	(9.1)	1,671.9	30.8	1,659.6	39.8
Transportation & Postal Industry	2,900.0	29.4	3.8	(74.0)	(26.0)	(73.8)	2,896.2	103.4	2,926.1	103.2
Wholesale & Retail	4,842.9	155.8	60.1	10.2	(54.2)	19.3	4,782.8	145.6	4,897.2	136.4
Finance & Insurance	6,842.9	2.9	(231.1)	(12.5)	(659.0)	(16.7)	7,074.0	15.4	7,501.9	19.6
Real Estate	6,351.0	182.0	(250.0)	(38.9)	(393.8)	(51.0)	6,601.1	221.0	6,744.9	233.0
Commodity Lease	1,588.9	1.6	(33.7)	(15.0)	(133.7)	(17.2)	1,622.7	16.7	1,722.7	18.9
Service Industries	2,699.0	105.4	(259.4)	(30.7)	(746.6)	(48.3)	2,958.5	136.2	3,445.7	153.7
Local Governments	1,231.9	2.9	132.5	(0.0)	214.9	(0.0)	1,099.4	2.9	1,016.9	3.0
Governments	5,856.6	—	236.9	—	1,471.8	—	5,619.7	—	4,384.7	—
Other	13,843.8	227.8	83.0	48.8	217.9	68.3	13,760.7	179.0	13,625.9	159.5
Overseas Total (including Loans Booked Offshore)	7,166.8	67.7	764.7	(17.3)	483.2	(37.4)	6,402.1	85.1	6,683.6	105.2
Governments	356.2	—	59.2	—	110.4	—	297.0	—	245.7	—
Financial Institutions	2,324.4	2.0	477.1	(6.6)	637.1	1.1	1,847.3	8.7	1,687.3	0.9
Other	4,486.1	65.7	228.4	(10.7)	(264.3)	(38.6)	4,257.7	76.4	4,750.5	104.3

Total	64,618.8	1,113.7	681.2	(108.2)	251.0	(119.7)	63,937.6	1,222.0	64,367.8	1,233.4

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2011:	¥741.5 billion (from MHBK ¥700.0 billion; from MHCB ¥41.5 billion)
As of September 30, 2010:	¥700.0 billion (from MHBK)
As of March 31, 2010:	¥700.0 billion (from MHBK)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-33

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2010		Change from March 31, 2010		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	33,376.2	817.6	97.2	(4.8)	908.6	3.8	33,279.0	822.4	32,467.6	813.8
Manufacturing	2,790.1	160.7	(80.2)	10.8	(186.0)	34.4	2,870.3	149.9	2,976.2	126.3
Agriculture & Forestry	23.1	0.6	0.5	0.1	(0.3)	0.2	22.6	0.4	23.5	0.3
Fishery	0.7	0.0	(0.2)	—	(0.3)	—	0.9	0.0	1.0	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	5.9	—	0.2	—	(0.4)	(0.0)	5.7	—	6.4	0.0
Construction	529.7	44.3	19.7	(1.2)	(33.4)	(0.3)	509.9	45.5	563.1	44.6
Utilities	67.0	0.2	5.5	(0.0)	(3.1)	(0.2)	61.4	0.3	70.1	0.5
Communication	330.4	23.4	(1.2)	(0.8)	(11.4)	(7.1)	331.6	24.2	341.8	30.5
Transportation & Postal Industry	1,187.2	27.3	137.7	0.9	153.7	0.9	1,049.5	26.4	1,033.5	26.3
Wholesale & Retail	3,484.5	150.2	2.0	14.1	(79.5)	21.6	3,482.5	136.0	3,564.0	128.5
Finance & Insurance	2,074.3	2.9	(230.9)	(4.1)	(248.9)	(4.9)	2,305.3	7.1	2,323.2	7.8
Real Estate	3,256.1	115.0	(92.6)	(19.5)	(184.9)	(39.3)	3,348.7	134.5	3,441.0	154.3
Commodity Lease	185.9	1.6	(10.9)	0.3	(2.8)	0.4	196.8	1.3	188.7	1.1
Service Industries	1,983.8	104.2	(212.6)	(26.6)	(421.8)	(44.0)	2,196.4	130.8	2,405.6	148.2
Local Governments	1,070.2	—	120.5	—	202.6	—	949.7	—	867.6	—
Governments	4,677.5	—	380.7	—	1,566.7	—	4,296.7	—	3,110.8	—
Other	11,709.1	186.7	58.9	21.2	158.8	42.0	11,650.1	165.4	11,550.3	144.7
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	33,376.2	817.6	97.2	(4.8)	908.6	3.8	33,279.0	822.4	32,467.6	813.8

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	19,207.3	174.8	176.0	(82.1)	(474.3)	(90.8)	19,031.3	257.0	19,681.6	265.7
Manufacturing	3,905.9	79.0	(100.1)	12.8	(226.0)	9.9	4,006.0	66.2	4,131.9	69.1
Agriculture & Forestry	0.3	—	(0.1)	—	(0.1)	—	0.4	—	0.4	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	143.7	—	1.3	—	3.8	—	142.3	—	139.8	—
Construction	315.2	14.2	(44.0)	0.0	(39.8)	1.9	359.3	14.1	355.1	12.2
Utilities	1,204.4	0.2	470.2	(0.3)	476.0	(0.0)	734.1	0.6	728.4	0.2
Communication	385.0	6.5	15.7	0.7	115.1	(1.3)	369.2	5.8	269.9	7.9
Transportation & Postal Industry	1,492.3	1.0	(131.3)	(75.9)	(164.0)	(75.9)	1,623.7	76.9	1,656.4	76.9
Wholesale & Retail	1,156.5	4.2	63.5	(3.7)	40.9	(2.1)	1,092.9	7.9	1,115.6	6.3
Finance & Insurance	4,335.5	—	123.7	(8.3)	(171.3)	(11.7)	4,211.8	8.3	4,506.8	11.7
Real Estate	2,126.1	34.8	(140.3)	(15.5)	(151.8)	(16.6)	2,266.4	50.3	2,278.0	51.4
Commodity Lease	1,195.3	—	(5.9)	(15.4)	(115.9)	(17.7)	1,201.3	15.4	1,311.2	17.7
Service Industries	639.9	0.9	(34.5)	(2.5)	(307.0)	(1.6)	674.4	3.4	947.0	2.6
Local Governments	124.0	—	11.6	—	12.4	—	112.3	—	111.5	—
Governments	968.2	—	(104.9)	—	(66.5)	—	1,073.1	—	1,034.8	—
Other	1,214.2	33.8	50.8	26.0	120.1	24.6	1,163.3	7.7	1,094.1	9.1
Overseas Total (including Loans Booked Offshore)	7,160.4	67.7	765.0	(17.3)	486.4	(37.4)	6,395.3	85.1	6,674.0	105.2
Governments	355.4	—	59.2	—	110.6	—	296.1	—	244.7	—
Financial Institutions	2,324.4	2.0	477.1	(6.6)	637.1	1.1	1,847.3	8.7	1,687.3	0.9
Other	4,480.5	65.7	228.6	(10.7)	(261.4)	(38.6)	4,251.8	76.4	4,741.9	104.3

Total	26,367.7	242.6	941.0	(99.5)	12.1	(128.2)	25,426.7	342.2	26,355.6	370.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,868.3	53.4	(356.7)	(3.8)	(666.4)	4.7	5,225.1	57.2	5,534.8	48.6
Manufacturing	523.9	6.9	(11.0)	(0.6)	(26.2)	1.7	535.0	7.5	550.2	5.1
Agriculture & Forestry	0.0	—	(0.0)	—	(0.0)	—	0.0	—	0.0	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	4.3	—	(0.8)	—	(0.9)	—	5.1	—	5.2	—
Construction	82.6	0.5	(12.6)	0.0	(33.0)	(1.0)	95.3	0.4	115.6	1.6
Utilities	145.5	0.0	46.5	(0.0)	55.1	(0.0)	99.0	0.0	90.3	0.0
Communication	835.9	0.6	(135.0)	(0.0)	(211.9)	(0.7)	970.9	0.7	1,047.8	1.3
Transportation & Postal Industry	220.4	1.0	(2.5)	1.0	(15.7)	1.0	223.0	0.0	236.2	—
Wholesale & Retail	201.8	1.3	(5.4)	(0.1)	(15.7)	(0.2)	207.2	1.5	217.5	1.5
Finance & Insurance	433.0	—	(123.8)	—	(238.8)	—	556.9	—	671.8	—
Real Estate	968.7	32.1	(17.1)	(3.8)	(57.0)	4.9	985.8	36.0	1,025.7	27.2
Commodity Lease	207.7	—	(16.9)	(0.0)	(14.9)	(0.0)	224.6	0.0	222.6	0.0
Service Industries	75.2	0.2	(12.3)	(1.6)	(17.7)	(2.6)	87.5	1.8	93.0	2.9
Local Governments	37.6	2.9	0.3	(0.0)	(0.1)	(0.0)	37.3	2.9	37.7	3.0
Governments	210.7	—	(38.9)	—	(28.3)	—	249.7	—	239.1	—
Other	920.4	7.3	(26.7)	1.4	(61.0)	1.6	947.2	5.8	981.4	5.7
Overseas Total (including Loans Booked Offshore)	6.4	—	(0.3)	—	(3.1)	—	6.7	—	9.6	—
Governments	0.8	—	(0.0)	—	(0.1)	—	0.9	—	1.0	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	5.6	—	(0.2)	—	(2.9)	—	5.8	—	8.5	—

Total	4,874.8	53.4	(357.0)	(3.8)	(669.6)	4.7	5,231.9	57.2	5,544.5	48.6

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-34

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
			Change from September 30, 2010		Change from March 31, 2010
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,126.6	75.9	(85.6)	(0.9)	(80.3)	(2.7)	1,212.2	76.9	1,207.0	78.7
Manufacturing	257.7	57.8	22.7	(2.2)	43.6	(4.6)	235.0	60.1	214.0	62.5
Agriculture & Forestry	0.6	92.7	0.1	15.5	0.2	0.9	0.4	77.1	0.3	91.7
Fishery	0.0	100.0	(0.0)	—	(0.0)	—	0.0	100.0	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	—	—	(0.0)	—	0.0	100.0	0.0	100.0
Construction	74.0	74.4	12.5	(3.3)	14.4	(2.2)	61.5	77.8	59.6	76.7
Utilities	0.4	57.3	(0.9)	(3.7)	(0.3)	(9.1)	1.4	61.1	0.8	66.5
Communication	31.2	66.2	(0.1)	2.2	(9.2)	(3.6)	31.4	63.9	40.5	69.8
Transportation & Postal Industry	31.4	83.8	(79.8)	(8.8)	(80.5)	(8.6)	111.2	92.7	111.9	92.4
Wholesale & Retail	164.5	67.2	10.5	(0.2)	18.9	(4.3)	153.9	67.5	145.5	71.5
Finance & Insurance	3.6	52.4	(13.3)	(7.0)	(17.0)	(7.4)	16.9	59.4	20.7	59.8
Real Estate	183.1	86.5	(39.6)	1.0	(52.0)	(1.4)	222.7	85.4	235.1	87.9
Commodity Lease	1.6	87.4	(15.3)	9.6	(17.5)	6.2	17.0	77.8	19.2	81.2
Service Industries	109.7	71.0	(30.7)	8.3	(46.9)	4.1	140.5	62.7	156.6	66.8
Local Governments	30.6	100.0	(0.0)	—	(0.0)	—	30.6	100.0	30.6	100.0
Other	237.5	93.6	48.4	(2.5)	66.1	(1.8)	189.1	96.2	171.4	95.5
Overseas Total (including Loans Booked Offshore)	81.3	53.7	(8.4)	(3.2)	(31.5)	(6.4)	89.7	56.9	112.9	60.1
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	2.0	100.0	(6.6)	36.1	0.8	27.5	8.7	63.8	1.2	72.4
Other	79.2	52.4	(1.7)	(3.7)	(32.4)	(7.5)	81.0	56.2	111.6	60.0

Total	1,208.0	74.4	(94.0)	(1.0)	(111.9)	(2.7)	1,302.0	75.5	1,319.9	77.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-35

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Housing and Consumer Loans	12,383.8	15.9	86.2	12,367.9	12,297.5
Housing Loans for owner’s residential housing	10,488.4	94.8	229.9	10,393.6	10,258.4

Mizuho Bank

Housing and Consumer Loans	12,130.6	30.6	113.7	12,100.0	12,016.9
Housing Loans	11,184.4	57.7	154.0	11,126.7	11,030.4
for owner’s residential housing	10,268.1	106.9	251.9	10,161.2	10,016.1
Consumer loans	946.2	(27.0)	(40.3)	973.3	986.5

Mizuho Corporate Bank

Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	253.1	(14.7)	(27.4)	267.8	280.6
Housing Loans for owner’s residential housing	220.3	(12.0)	(21.9)	232.4	242.3
* Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.0	(0.1)	(0.6)	57.2	57.6
Loans to SMEs and Individual Customers	32,774.2	(149.3)	(487.3)	32,923.6	33,261.5

*       Loans to MHFG are included as follows:

As of March 31, 2011:        ¥741.5 billion (from MHBK ¥700.0 billion; from MHCB ¥41.5 billion)

As of September 30, 2010: ¥700.0 billion (from MHBK)

As of March 31, 2010:       ¥700.0 billion (from MHBK)

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	70.5	(0.4)	(2.6)	70.9	73.1
Loans to SMEs and Individual Customers	23,541.4	(69.9)	(219.1)	23,611.3	23,760.5

Mizuho Corporate Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	37.4	(0.3)	0.0	37.8	37.4
Loans to SMEs and Individual Customers	7,199.4	(8.4)	(167.0)	7,207.9	7,366.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	41.7	1.4	3.2	40.2	38.5
Loans to SMEs and Individual Customers	2,033.3	(70.9)	(101.1)	2,104.3	2,134.4

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry).

3-36

Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Loan amount	0.0	0.0	(1.5)	0.0	1.5
Number of Restructuring Countries*	3	1	(1)	2	4

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2011						As of September 30, 2010		As of March 31, 2010
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2010		Change from March 31, 2010		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	2,429.7	9.9	377.1	(5.8)	650.2	(10.2)	2,052.5	15.8	1,779.5	20.1
Hong Kong	557.2	1.6	76.7	(1.1)	171.5	(1.9)	480.4	2.7	385.6	3.5
Korea	362.6	0.8	49.7	(0.3)	93.6	(0.4)	312.9	1.2	269.0	1.3
Singapore	321.2	3.9	39.4	(0.5)	54.5	(0.9)	281.7	4.5	266.7	4.8
Thailand	353.4	0.5	43.1	(1.3)	77.6	(2.1)	310.3	1.8	275.8	2.6
Central and South America	2,675.1	33.6	254.1	24.1	169.8	25.2	2,420.9	9.4	2,505.3	8.3
North America	2,111.1	2.8	273.9	(0.1)	88.2	(4.8)	1,837.2	2.9	2,022.9	7.6
Eastern Europe	39.9	9.1	(15.7)	(1.8)	(35.1)	(6.0)	55.6	10.9	75.1	15.1
Western Europe	1,920.0	47.6	(26.5)	6.2	(268.2)	(0.8)	1,946.6	41.4	2,188.2	48.5
Other	801.9	4.6	11.8	(14.4)	(29.9)	(15.0)	790.1	19.1	831.9	19.7
Total	9,978.0	107.9	874.8	8.0	574.9	(11.6)	9,103.2	99.8	9,403.1	119.6

*	The above figures do not include the outstanding balance of loans by Mizuho Corporate Bank (China), Ltd. established in June 2007.

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Net Deferred Tax Assets (A)	471.1	24.1	(49.6)	447.0	520.8

(Reference)
Tier I Capital (B)	6,170.2	(89.9)	996.7	6,260.1	5,173.4
(A)/(B) (%)	7.6	0.4	(2.4)	7.1	10.0

Non-Consolidated

	(Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Mizuho Bank
Total Deferred Tax Assets (A)	786.7	(36.8)	(84.0)	823.5	870.8
Total Deferred Tax Liabilities (B)	(169.1)	15.0	15.2	(184.2)	(184.4)
(A) + (B)	617.5	(21.7)	(68.8)	639.3	686.3
Valuation Allowance	(381.7)	(1.0)	53.7	(380.6)	(435.5)
Net Deferred Tax Assets (C)	235.8	(22.8)	(15.0)	258.6	250.8

(Reference)
Tier I Capital (D)	2,329.4	397.8	504.4	1,931.5	1,824.9
(C)/(D) (%)	10.1	(3.2)	(3.6)	13.3	13.7

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,050.9	(32.9)	(113.4)	1,083.8	1,164.4
Total Deferred Tax Liabilities (B)	(220.5)	28.3	(3.3)	(248.9)	(217.1)
(A) + (B)	830.3	(4.6)	(116.8)	834.9	947.2
Valuation Allowance	(693.4)	44.5	70.5	(738.0)	(763.9)
Net Deferred Tax Assets (C)	136.9	39.9	(46.3)	96.9	183.2

(Reference)
Tier I Capital (D)	4,053.6	429.6	723.9	3,624.0	3,329.6
(C)/(D) (%)	3.3	0.7	(2.1)	2.6	5.5

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	122.0	(7.7)	(17.0)	129.7	139.0
Total Deferred Tax Liabilities (B)	(13.9)	2.7	1.6	(16.7)	(15.5)
(A) + (B)	108.0	(4.9)	(15.3)	113.0	123.4
Valuation Allowance	(86.1)	7.7	9.7	(93.8)	(95.8)
Net Deferred Tax Assets (C)	21.9	2.8	(5.6)	19.1	27.6

(Reference)
Tier I Capital (D)	296.3	6.2	16.6	290.0	279.7
(C)/(D) (%)	7.4	0.8	(2.4)	6.6	9.8

Aggregated Figures of the 3 Banks
Total Deferred Tax Assets (A)	1,959.7	(77.5)	(214.5)	2,037.2	2,174.2
Total Deferred Tax Liabilities (B)	(403.7)	46.1	13.5	(449.9)	(417.2)
(A) + (B)	1,555.9	(31.3)	(201.0)	1,587.3	1,757.0
Valuation Allowance	(1,161.2)	51.3	134.0	(1,212.5)	(1,295.3)
Net Deferred Tax Assets (C)	394.7	19.9	(66.9)	374.7	461.7

(Reference)
Tier I Capital (D)	6,679.3	833.7	1,245.0	5,845.6	5,434.3
(C)/(D) (%)	5.9	(0.5)	(2.5)	6.4	8.4

3-38

Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Fiscal 2010 (estimate)	117.0	177.0	20.0
Fiscal 2009	94.8	96.8	16.7
Fiscal 2008	128.9	236.1	10.3
Fiscal 2007	273.2	487.1	74.3
Fiscal 2006	128.6	438.4	83.1

Notes:
1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figures for Fiscal 2010 are estimates of taxable income before deducting tax losses carried forward from prior years.

3-39

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
				(Reference)
		Total amount for five years (from April 1, 2011 to March 31, 2016)		Fiscal 2010

Gross Profits	1	3,985.0		809.2
General and Administrative Expenses	2	(2,715.0)		(554.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,270.0		254.5
Credit-related Costs	4	(600.0)		(15.3)
Income before Income Taxes	5	345.0		171.8
Tax Adjustments *1	6	656.7
Taxable Income before Current Deductible Temporary Differences *2	7	1,001.7

Effective Statutory Tax Rate	8	40.59%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	406.5	ð Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
			Change from September 30, 2010	Change from March 31, 2010
Reserves for Possible Losses on Loans	10	209.9	(8.5)	(27.0)	218.4	237.0
Impairment of Securities	11	248.9	(3.6)	(4.4)	252.6	253.4
Net Unrealized Losses on Other Securities	12	52.2	22.3	24.5	29.9	27.7
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	86.8	(49.8)	(81.8)	136.6	168.6
Other	16	188.7	2.8	4.7	185.9	183.9
Total Deferred Tax Assets	17	786.7	(36.8)	(84.0)	823.5	870.8

Valuation Allowance	18	(381.7)	(1.0)	53.7	(380.6)	(435.5)
Sub-Total [ 17 + 18 ]	19	405.0	(37.8)	(30.2)	442.8	435.2

Amount related to Retirement Benefits Accounting *	20	(119.0)	4.1	8.6	(123.2)	(127.6)
Net Unrealized Gains on Other Securities	21	(14.1)	2.0	(2.4)	(16.1)	(11.6)
Net Deferred Hedge Gains	22	(2.8)	9.4	9.0	(12.2)	(11.8)
Other	23	(33.1)	(0.5)	0.0	(32.6)	(33.2)
Total Deferred Tax Liabilities	24	(169.1)	15.0	15.2	(184.2)	(184.4)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	235.8	(22.8)	(15.0)	258.6	250.8
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	406.5	(1.0)	(44.8)	407.6	451.4
Net Unrealized Gains on Other Securities [21]	27	(14.1)	2.0	(2.4)	(16.1)	(11.6)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(2.8)	9.4	9.0	(12.2)	(11.8)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(153.8)	(33.2)	23.2	(120.5)	(177.0)

*	Amount related to Retirement Benefits Accounting includes ¥(87.4) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥3,985.0 billion [1]

General and Administrative Expenses: ¥2,715.0 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,270.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥345.0 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥1,001.7 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥786.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥381.7 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥169.1 billion [24], ¥235.8 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-40

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
				(Reference)
		Total amount for five years (from April 1, 2011 to March 31, 2016)		Fiscal 2010
Gross Profits	1	2,727.5		678.3
General and Administrative Expenses	2	(1,249.5)		(234.9)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,478.0		443.3
Credit-related Costs	4	(388.0)		32.5
Income before Income Taxes	5	923.5		378.5
Tax Adjustments*1	6	232.6
Taxable Income before Current Deductible Temporary Differences*2	7	1,156.1

Effective Statutory Tax Rate	8	40.69%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	470.4	ð Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
			Change from September 30, 2010	Change from March 31, 2010
Reserves for Possible Losses on Loans	10	80.2	(24.4)	(42.1)	104.6	122.4
Impairment of Securities	11	607.6	(7.9)	(27.1)	615.6	634.8
Net Unrealized Losses on Other Securities	12	105.9	43.4	61.7	62.4	44.1
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	104.1	(49.3)	(109.9)	153.4	214.0
Other	16	152.9	5.2	4.0	147.6	148.9
Total Deferred Tax Assets	17	1,050.9	(32.9)	(113.4)	1,083.8	1,164.4

Valuation Allowance	18	(693.4)	44.5	70.5	(738.0)	(763.9)
Sub-Total [ 17 + 18 ]	19	357.5	11.6	(42.9)	345.8	400.4

Amount related to Retirement Benefits Accounting*	20	(57.0)	0.6	1.3	(57.6)	(58.3)
Net Unrealized Gains on Other Securities	21	(48.5)	(11.8)	11.5	(36.7)	(60.1)
Net Deferred Hedge Gains	22	(95.2)	41.3	(15.4)	(136.6)	(79.8)
Other	23	(19.6)	(1.7)	(0.7)	(17.9)	(18.8)
Total Deferred Tax Liabilities	24	(220.5)	28.3	(3.3)	(248.9)	(217.1)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	136.9	39.9	(46.3)	96.9	183.2
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	470.4	(7.3)	(10.4)	477.8	480.9
Net Unrealized Gains on Other Securities [21]	27	(48.5)	(11.8)	11.5	(36.7)	(60.1)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(95.2)	41.3	(15.4)	(136.6)	(79.8)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(189.6)	17.9	(31.8)	(207.5)	(157.7)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,727.5 billion [1]

General and Administrative Expenses: ¥1,249.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,478.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥923.5 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥1,156.1 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,050.9 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥693.4 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥220.5 billion [24], ¥136.9 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-41

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

	(Billions of yen)
				(Reference)
		Total amount for five years (from April 1, 2011 to March 31, 2016)		Fiscal 2010
Gross Profits	1	647.4		131.8
General and Administrative Expenses	2	(425.0)		(87.3)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	222.4		44.4
Credit-related Costs	4	(50.0)		(1.0)
Income before Income Taxes	5	136.1		32.0
Tax Adjustments *1	6	28.1
Taxable Income before Current Deductible Temporary Differences *2	7	164.2

Effective Statutory Tax Rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	66.6	ð Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
			Change from September 30, 2010	Change from March 31, 2010
Reserves for Possible Losses on Loans	10	11.2	(1.3)	(2.5)	12.6	13.7
Impairment of Securities	11	60.0	(0.5)	(0.9)	60.6	61.0
Net Unrealized Losses on Other Securities	12	6.0	2.6	1.0	3.3	4.9
Reserve for Employee Retirement Benefits	13	12.3	0.7	1.5	11.5	10.7
Net Deferred Hedge Losses	14	3.4	0.7	(0.4)	2.7	3.9
Tax Losses Carried Forward	15	15.6	(8.3)	(12.5)	23.9	28.1
Other	16	13.2	(1.5)	(3.1)	14.8	16.3
Total Deferred Tax Assets	17	122.0	(7.7)	(17.0)	129.7	139.0

Valuation Allowance	18	(86.1)	7.7	9.7	(93.8)	(95.8)
Sub-Total [ 17 + 18 ]	19	35.9	0.0	(7.2)	35.9	43.2

Amount related to Retirement Benefits Accounting *	20	(6.0)	—	—	(6.0)	(6.0)
Net Unrealized Gains on Other Securities	21	(7.3)	3.0	1.4	(10.3)	(8.8)
Net Deferred Hedge Gains	22	—	—	—	—	—
Other	23	(0.5)	(0.2)	0.1	(0.3)	(0.7)
Total Deferred Tax Liabilities	24	(13.9)	2.7	1.6	(16.7)	(15.5)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	21.9	2.8	(5.6)	19.1	27.6
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	66.6	11.6	10.7	55.0	55.9
Net Unrealized Gains on Other Securities [21]	27	(7.3)	3.0	1.4	(10.3)	(8.8)
Net Deferred Hedge Losses [14]	28	3.4	0.7	(0.4)	2.7	3.9
Net Deferred Hedge Gains [22]	29	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(40.8)	(12.5)	(17.3)	(28.3)	(23.4)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥647.4 billion [1]

General and Administrative Expenses: ¥425.0 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥222.4 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥136.1 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥164.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥122.0 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥86.1 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥13.9 billion [24], ¥21.9 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-42

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

	(Billions of yen)
				(Reference)
		Total amount for five years (from April 1, 2011 to March 31, 2016)		Fiscal 2010

Gross Profits	1	7,359.9		1,619.5
General and Administrative Expenses	2	(4,389.5)		(877.1)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	2,970.4		742.3
Credit-related Costs	4	(1,038.0)		16.0
Income before Income Taxes	5	1,404.6		582.4
Tax Adjustments*1	6	917.4
Taxable Income before Current Deductible Temporary Differences*2	7	2,322.0

Effective Statutory Tax Rate	8	40.59% - 40.69%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	943.6	ð Equal to Line 26

*1.    Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2.    Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2011.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
			Change from September 30, 2010	Change from March 31, 2010
Reserves for Possible Losses on Loans	10	301.4	(34.3)	(71.8)	335.8	373.2
Impairment of Securities	11	916.7	(12.0)	(32.5)	928.8	949.3
Net Unrealized Losses on Other Securities	12	164.2	68.4	87.4	95.7	76.8
Reserve for Employee Retirement Benefits	13	12.3	0.7	1.5	11.5	10.7
Net Deferred Hedge Losses	14	3.4	0.7	(0.4)	2.7	3.9
Tax Losses Carried Forward	15	206.5	(107.5)	(204.3)	314.0	410.8
Other	16	354.9	6.5	5.6	348.4	349.2
Total Deferred Tax Assets	17	1,959.7	(77.5)	(214.5)	2,037.2	2,174.2

Valuation Allowance	18	(1,161.2)	51.3	134.0	(1,212.5)	(1,295.3)
Sub-Total [ 17 + 18 ]	19	798.4	(26.2)	(80.4)	824.6	878.9

Amount related to Retirement Benefits Accounting*	20	(182.1)	4.7	9.9	(186.8)	(192.1)
Net Unrealized Gains on Other Securities	21	(70.0)	(6.8)	10.5	(63.2)	(80.5)
Net Deferred Hedge Gains	22	(98.1)	50.7	(6.4)	(148.8)	(91.6)
Other	23	(53.4)	(2.5)	(0.5)	(50.9)	(52.8)
Total Deferred Tax Liabilities	24	(403.7)	46.1	13.5	(449.9)	(417.2)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	394.7	19.9	(66.9)	374.7	461.7
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	943.6	3.1	(44.6)	940.4	988.3
Net Unrealized Gains on Other Securities [21]	27	(70.0)	(6.8)	10.5	(63.2)	(80.5)
Net Deferred Hedge Losses [14]	28	3.4	0.7	(0.4)	2.7	3.9
Net Deferred Hedge Gains [22]	29	(98.1)	50.7	(6.4)	(148.8)	(91.6)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(384.2)	(27.8)	(25.9)	(356.4)	(358.3)

*	Amount related to Retirement Benefits Accounting includes ¥(120.5) billion related to gains on securities contributed to employee retirement benefit trust.

3-43

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Deposits	71,812.8	3,461.4	2,344.7	68,351.3	69,468.0
Individual Deposits	35,622.9	462.6	524.0	35,160.2	35,098.8
Corporate Deposits	30,427.1	2,538.8	1,976.6	27,888.2	28,450.4
Financial/Government Institutions	5,762.7	459.9	(156.0)	5,302.8	5,918.7

Mizuho Bank

Deposits	56,207.2	1,558.5	481.9	54,648.7	55,725.3
Individual Deposits	34,022.3	518.1	652.8	33,504.2	33,369.5
Corporate Deposits	19,034.0	520.3	45.0	18,513.7	18,989.0
Financial/Government Institutions	3,150.8	520.0	(215.9)	2,630.7	3,366.8

Mizuho Corporate Bank

Deposits	13,300.9	1,915.5	2,063.3	11,385.3	11,237.5
Individual Deposits	4.8	1.1	1.2	3.6	3.6
Corporate Deposits	10,800.0	1,982.6	1,911.5	8,817.3	8,888.5
Financial/Government Institutions	2,496.0	(68.3)	150.5	2,564.3	2,345.4

Mizuho Trust & Banking

Deposits	2,304.6	(12.5)	(200.5)	2,317.2	2,505.1
Individual Deposits	1,595.6	(56.6)	(130.0)	1,652.3	1,725.7
Corporate Deposits	593.1	35.8	20.1	557.2	572.9
Financial/Government Institutions	115.8	8.1	(90.5)	107.7	206.4

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-44

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

•	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	—	—	4	4
Employees (excluding Executive Officers)	411	105	117	306	294
Note: Three members of the Board of Directors and Auditors double as directors of the banking subsidiaries. Non-Consolidated Aggregated Figures of the 3 Banks

	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Members of the Board of Directors and Auditors	30	(1)	(1)	31	31
Executive Officers (excluding those doubling as directors)	89	(2)	(1)	91	90
Employees (excluding Executive Officers)	30,608	(588)	191	31,196	30,417
Note: The numbers have been adjusted for Members of the Board of Directors and Auditors doubling other positions.

Mizuho Bank

Members of the Board of Directors and Auditors	10	—	(1)	10	11
Executive Officers (excluding those doubling as directors)	31	—	(1)	31	32
Employees (excluding Executive Officers)	18,969	(549)	26	19,518	18,943

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	9	(1)	(2)	10	11
Executive Officers (excluding those doubling as directors)	39	(2)	(1)	41	40
Employees (excluding Executive Officers)	8,307	17	160	8,290	8,147

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	13	—	2	13	11
Executive Officers (excluding those doubling as directors)	19	—	1	19	18
Employees (excluding Executive Officers)	3,332	(56)	5	3,388	3,327

3-45

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2011			As of September 30, 2010	As of March 31, 2010
		Change from September 30, 2010	Change from March 31, 2010
Head Offices and Domestic Branches	449	3	5	446	444
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	46	5	5	41	41
Overseas Sub-Branches	11	—	—	11	11
Overseas Representative Offices	6	—	—	6	6

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (42), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	395	3	4	392	391
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	38	1	—	37	38
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*  Head Office and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (18), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank

Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	11	—	—	11	11
Overseas Representative Offices	6	—	—	6	6
* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (24).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	1	36	35
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	8	4	5	4	3
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

3-46

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2011

Consolidated

	(Billions of yen)
	First Half	Fiscal 2011
Ordinary Profits	300.0	660.0
Net Income	230.0	460.0

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2011
	Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	687.0	275.0	360.0	52.0
Ordinary Profits	480.0	145.0	300.0	35.0
Net Income	355.0	135.0	195.0	25.0
Credit-related Costs	(125.0)	(70.0)	(50.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

3-47

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥4,758,812	¥2,638,336	¥2,120,475
Call Loans	8,640,000	9,040,000	(400,000)
Guarantee Deposits Paid under Securities Borrowing Transactions	430,337	262,417	167,920
Other Debt Purchased	944,811	1,259,295	(314,483)
Trading Assets	1,057,313	1,463,369	(406,056)
Money Held in Trust	984	1,070	(86)
Securities	19,887,559	19,671,063	216,495
Loans and Bills Discounted	33,376,277	32,467,647	908,630
Foreign Exchange Assets	130,547	130,572	(24)
Other Assets	2,482,773	2,889,486	(406,712)
Tangible Fixed Assets	748,700	727,740	20,959
Intangible Fixed Assets	216,366	178,964	37,401
Deferred Tax Assets	235,826	250,847	(15,020)
Customers’ Liabilities for Acceptances and Guarantees	953,547	997,665	(44,118)
Reserves for Possible Losses on Loans	(403,089)	(440,887)	37,797
Reserve for Possible Losses on Investments	(14)	(26)	12

Total Assets	¥73,460,755	¥71,537,565	¥1,923,190

Liabilities
Deposits	¥56,261,351	¥55,761,093	¥500,257
Negotiable Certificates of Deposit	1,067,200	2,027,790	(960,590)
Debentures	740,932	821,867	(80,934)
Call Money	1,129,300	1,627,500	(498,200)
Payables under Repurchase Agreements	—	635,326	(635,326)
Guarantee Deposits Received under Securities Lending Transactions	1,174,557	1,452,372	(277,815)
Trading Liabilities	298,680	247,136	51,543
Borrowed Money	6,024,707	3,019,909	3,004,797
Foreign Exchange Liabilities	14,040	10,040	4,000
Bonds and Notes	802,400	849,500	(47,100)
Other Liabilities	2,829,438	2,380,144	449,294
Reserve for Bonus Payments	9,070	8,647	422
Reserve for Reimbursement of Deposits	14,079	13,548	530
Reserve for Reimbursement of Debentures	13,344	10,824	2,519
Deferred Tax Liabilities for Revaluation Reserve for Land	77,333	77,372	(39)
Acceptances and Guarantees	953,547	997,665	(44,118)

Total Liabilities	71,409,983	69,940,741	1,469,242

Net Assets
Common Stock and Preferred Stock	700,000	700,000	—
Capital Surplus	1,057,242	681,432	375,810
Capital Reserve	490,707	490,707	—
Other Capital Surplus	566,535	190,725	375,810
Retained Earnings	239,365	96,147	143,217
Appropriated Reserve	1,332	—	1,332
Other Retained Earnings	238,033	96,147	141,885
Retained Earnings Brought Forward	238,033	96,147	141,885

Total Shareholders’ Equity	1,996,608	1,477,580	519,027

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(58,823)	(7,084)	(51,739)
Net Deferred Hedge Gains (Losses), net of Taxes	4,113	17,395	(13,282)
Revaluation Reserve for Land, net of Taxes	108,873	108,931	(57)

Total Valuation and Translation Adjustments	54,163	119,242	(65,079)

Total Net Assets	2,050,771	1,596,823	453,948

Total Liabilities and Net Assets	¥73,460,755	¥71,537,565	¥1,923,190

3-48

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2011 (A)	For the fiscal year ended March 31, 2010 (B)	Change (A) - (B)
Ordinary Income	¥1,034,929	¥1,129,427	¥(94,497)
Interest Income	680,532	765,263	(84,731)
Interest on Loans and Bills Discounted	476,273	526,434	(50,160)
Interest and Dividends on Securities	116,182	139,345	(23,162)
Fee and Commission Income	203,073	201,229	1,843
Trading Income	55,197	43,175	12,021
Other Operating Income	66,561	69,731	(3,170)
Other Ordinary Income	29,566	50,027	(20,461)

Ordinary Expenses	896,454	1,040,552	(144,098)
Interest Expenses	108,781	152,337	(43,555)
Interest on Deposits	51,208	86,260	(35,052)
Interest on Debentures	3,108	3,385	(276)
Fee and Commission Expenses	55,252	52,861	2,391
Other Operating Expenses	32,032	55,364	(23,331)
General and Administrative Expenses	605,250	633,240	(27,989)
Other Ordinary Expenses	95,136	146,748	(51,612)

Ordinary Profits	138,475	88,875	49,600

Extraordinary Gains	38,860	26,713	12,147

Extraordinary Losses	5,468	5,698	(230)

Income before Income Taxes	171,867	109,890	61,977
Income Taxes:
Current	476	498	(22)
Deferred	21,570	13,387	8,182

Net Income	¥149,821	¥96,004	¥53,817

3-49

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock				Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus		Retained Earnings Brought Forward
Balance as of March 31, 2010	¥700,000	¥490,707	¥190,725	¥681,432	—	¥96,147	¥96,147	—	¥1,477,580	¥(7,084)	¥17,395	¥108,931	¥119,242	¥1,596,823

Changes during the fiscal year
Cash Dividends	—	—	—	—	1,332	(7,993)	(6,661)	—	(6,661)	—	—	—	—	(6,661)
Net Income	—	—	—	—	—	149,821	149,821	—	149,821	—	—	—	—	149,821
Cancellation of Treasury Stock	—	—	375,810	375,810	—	—	—	—	375,810	—	—	—	—	375,810
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	57	57	—	57	—	—	—	—	57
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(51,739)	(13,282)	(57)	(65,079)	(65,079)

Total Changes during the fiscal year	—	—	375,810	375,810	1,332	141,885	143,217	—	519,027	(51,739)	(13,282)	(57)	(65,079)	453,948

Balance as of March 31, 2011	¥700,000	¥490,707	¥566,535	¥1,057,242	¥1,332	¥238,033	¥239,365	—	¥1,996,608	¥(58,823)	¥4,113	¥108,873	¥54,163	¥2,050,771

3-50

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥5,546,714	¥3,384,257	¥2,162,457
Call Loans	297,686	165,356	132,330
Receivables under Resale Agreements	481,642	1,122,332	(640,690)
Guarantee Deposits Paid under Securities Borrowing Transactions	1,042,798	1,330,552	(287,754)
Other Debt Purchased	91,054	124,986	(33,932)
Trading Assets	4,499,655	4,678,323	(178,668)
Money Held in Trust	2,024	2,024	(0)
Securities	23,345,084	22,362,394	982,690
Loans and Bills Discounted	26,367,776	26,355,649	12,126
Foreign Exchange Assets	792,269	486,366	305,903
Derivatives other than for Trading	5,989,607	8,151,045	(2,161,437)
Other Assets	1,369,417	1,958,835	(589,418)
Tangible Fixed Assets	103,726	98,976	4,749
Intangible Fixed Assets	74,902	83,608	(8,705)
Deferred Tax Assets	136,911	183,238	(46,326)
Customers’ Liabilities for Acceptances and Guarantees	3,483,003	3,427,807	55,195
Reserves for Possible Losses on Loans	(211,992)	(311,750)	99,757
Reserve for Possible Losses on Investments	(2,508)	(5,276)	2,767

Total Assets	¥73,409,773	¥73,598,729	¥(188,955)

Liabilities
Deposits	¥21,448,735	¥18,811,356	¥2,637,378
Negotiable Certificates of Deposit	7,922,176	7,748,218	173,957
Debentures	—	695,930	(695,930)
Call Money	11,557,672	11,830,952	(273,280)
Payables under Repurchase Agreements	3,546,579	4,270,983	(724,404)
Guarantee Deposits Received under Securities Lending Transactions	1,961,840	2,523,792	(561,952)
Trading Liabilities	3,140,425	3,805,392	(664,967)
Borrowed Money	7,443,572	6,033,926	1,409,645
Foreign Exchange Liabilities	195,177	201,637	(6,460)
Short-term Bonds	114,900	144,700	(29,800)
Bonds and Notes	3,225,016	2,688,063	536,953
Derivatives other than for Trading	5,643,375	7,874,654	(2,231,279)
Other Liabilities	362,653	688,300	(325,646)
Reserve for Bonus Payments	7,279	8,474	(1,195)
Reserve for Possible Losses on Sales of Loans	420	15,258	(14,838)
Reserve for Contingencies	974	1,688	(713)
Deferred Tax Liabilities for Revaluation Reserve for Land	21,082	21,502	(420)
Acceptances and Guarantees	3,483,003	3,427,807	55,195

Total Liabilities	70,074,884	70,792,641	(717,757)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	1,039,244	663,434	375,810
Capital Reserve	578,540	578,540	—
Other Capital Surplus	460,703	84,893	375,810
Retained Earnings	720,831	454,970	265,860
Appropriated Reserve	1,355	—	1,355
Other Retained Earnings	719,475	454,970	264,505
Retained Earnings Brought Forward	719,475	454,970	264,505

Total Shareholders’ Equity	3,164,140	2,522,469	641,670

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	3,011	137,595	(134,584)
Net Deferred Hedge Gains (Losses), net of Taxes	138,904	116,523	22,380
Revaluation Reserve for Land, net of Taxes	28,833	29,498	(665)

Total Valuation and Translation Adjustments	170,749	283,618	(112,869)

Total Net Assets	3,334,889	2,806,088	528,801

Total Liabilities and Net Assets	¥73,409,773	¥73,598,729	¥(188,955)

3-51

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the fiscal year ended March 31, 2011 (A)	For the fiscal year ended March 31, 2010 (B)	Change (A) - (B)
Ordinary Income	¥1,094,173	¥1,141,245	¥(47,072)
Interest Income	665,886	774,416	(108,529)
Interest on Loans and Bills Discounted	335,873	413,646	(77,772)
Interest and Dividends on Securities	225,973	270,627	(44,653)
Fee and Commission Income	144,194	138,458	5,735
Trading Income	62,787	89,250	(26,463)
Other Operating Income	182,656	64,744	117,912
Other Ordinary Income	38,647	74,374	(35,726)

Ordinary Expenses	753,033	947,564	(194,531)
Interest Expenses	270,115	329,594	(59,479)
Interest on Deposits	49,555	67,081	(17,526)
Interest on Debentures	3,423	8,589	(5,166)
Fee and Commission Expenses	22,852	24,983	(2,131)
Other Operating Expenses	84,230	69,996	14,233
General and Administrative Expenses	255,316	273,446	(18,129)
Other Ordinary Expenses	120,519	249,543	(129,024)

Ordinary Profits	341,139	193,680	147,459

Extraordinary Gains	41,333	18,974	22,358

Extraordinary Losses	3,935	3,690	244

Income before Income Taxes	378,537	208,964	169,572
Income Taxes:
Current	12,618	439	12,178
Deferred	93,923	8,185	85,738

Net Income	¥271,995	¥200,339	¥71,655

3-52

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2010	¥1,404,065	¥578,540	¥84,893	¥663,434	—	¥454,970	¥454,970	—	¥2,522,469	¥137,595	¥116,523	¥29,498	¥283,618	¥2,806,088

Changes during the fiscal year
Cash Dividends	—	—	—	—	1,355	(8,134)	(6,778)	—	(6,778)	—	—	—	—	(6,778)
Net Income	—	—	—	—	—	271,995	271,995	—	271,995	—	—	—	—	271,995
Cancellation of Treasury Stock	—	—	375,810	375,810	—	—	—	—	375,810	—	—	—	—	375,810
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	644	644	—	644	—	—	—	—	644
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(134,584)	22,380	(665)	(112,869)	(112,869)

Total Changes during the fiscal year	—	—	375,810	375,810	1,355	264,505	265,860	—	641,670	(134,584)	22,380	(665)	(112,869)	528,801

Balance as of March 31, 2011	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥1,355	¥719,475	¥720,831	—	¥3,164,140	¥3,011	¥138,904	¥28,833	¥170,749	¥3,334,889

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